SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2011
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date:May 20, 2011	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

TIM PARTICIPAÇÕES S.A.

Publicly-Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

Você, sem fronteiras.

CALL TO EXTRAORDINARY GENERAL SHAREHOLDERS MEETING

SUMMARY

TIM PARTICIPAÇÕES S.A.
CNPJ/MF n.° 02.558.115/0001-21
NIRE 33.300.276.963
Publicly Held Company

CALL NOTICE - EXTRAORDINARY GENERAL SHAREHOLDERS MEETING

TIM Participações S.A. ("**Company**") as set forth in article 124 of Law 6,404/1976, convenes its Shareholders' to attend the Extraordinary General Shareholders Meeting ("**Meeting**"), to be held on June 22, 2011, at 11:00am, at its headquarter, located at Avenida das Américas, n° 3.434, bloco I, Barra da Tijuca, in the City and State of Rio de Janeiro, in order to resolve on the following Agenda:

(1) the Company's migration to the special listing segment "Novo Mercado" of BM&FBOVESPA – Bolsa de Valores, Mercadorias e Futuros S.A. ("**BM&FBOVESPA**") ("**Novo Mercado**");

(2) should the resolution included in item (1) above be approved, the conversion of all preferred shares into common shares issued by the Company with the conversion ratio of 0.8406 common shares newly issued by the Company for each preferred share; and

(3) once approved the matters included in items (1) and (2) above, the full reform of the Company's Bylaws, with the purpose of (i) adjusting it to the Regulations of Novo Mercado of BM&FBOVESPA; (ii) drawing-up the limits and levels of authority on the carrying out of operations by the Company that depend on previous authorizations of the General Meeting, the Board of Directors and/or Executive Board, as the case may be, in order to adjust them to the current dimension of the Company and to the amendments of the applicable legislation (notably the edition of Provisional Measure 517 dated of December 30, 2010); and (iii) drawing-up the writing of the Bylaws in view of the adoption of best corporate governance practices.

General Instructions:

1. All documents and information related to the matters to be examined and resolved on at the Meeting, including, however without limitation: (i) the consolidated proposal for reform of Bylaws; and (ii) the Company's Management proposal comprising clarifications and proposals pursuant to CVM Instruction 481/09, are available to the shareholders in the Company's headquarter, as well as in the websites www.tim.com.br/ri, www.cvm.gov.br and www.bmfbovespa.com.br.

2. Shareholders interested in exercising their voting rights in the Meeting may do so through the Company's website www.tim.com.br/ri.

3. Shareholders or their qualified representatives shall observe, to participate in the Extraordinary General Shareholders' Meeting herein convened, the provisions of article 126 of Law 6,404/1976 and in the sole § of article 15 of Bylaws. Holders of preferred shares will be entitled to vote in all matters subject to the resolution and included in the Agenda of the Extraordinary General Shareholders' Meeting. Accordingly, shareholders to be represented at the Extraordinary General Shareholders' Meeting shall deposit at the Company's headquarter the related supporting documentation of their representation, including the mandate instruments and/or corporate acts relating to the appointment, as the case may be, and the identity document of the representative, no later than 02 (two) business days prior to the Extraordinary General Shareholders' Meeting. In the same term, holders of book share or

shares in custody shall deposit copies of the identify document and the related statement of shares issued no later than 05 (five) business days prior to the Extraordinary General Shareholders' Meeting. The herein mentioned documents shall be addressed as follows: TIM Participações S.A., Investor Relations Department, Mr. Claudio Zezza, Avenidas das Américas, n° 3.434, bloco 1, 6° andar, ZIP CODE: 22.640-102, Barra da Tijuca, in the City and State of Rio de Janeiro.

Rio de Janeiro (RJ), May 20, 2011.

Manoel Horácio Francisco da Silva
Chairman of the Board of Directors

TIM PARTICIPAÇÕES S.A.

CNPJ/MF[1] no. 02.558.115/0001-21

NIRE[2] 33.300.276.963

Publicly-Held Company

PROPOSAL OF THE MANAGEMENT TO THE EXTRAORDINARY GENERAL SHAREHOLDERS' MEETING AND SPECIAL PREFERRED SHAREHOLDERS' MEETING TO BE HELD ON JUNE 22, 2011.

The Management of **TIM Participações S.A.** ("**Company**") presents hereunder the proposal related to the subjects included in the agenda of Company's Extraordinary General Shareholders' Meeting to be held on June 22, 2011 at 11:00 AM ("**General Shareholders' Meeting**"), including the subject to be submitted to ratification by the Special Preferred Shareholders' Meeting to be held on June 22, 2011 at 14:00 PM ("**Special Preferred Shareholders' Meeting**"), which relates to the migration of the Company to the especial listing segment called Novo Mercado ("**Novo Mercado**") of BM&FBOVESPA S.A. – Brazilian Securities, Commodities and Futures Exchange ("**BM&FBOVESPA**"), as disclosed in the Material Fact dated May 5, 2011.

1 Admission of the Company to BM&FBOVESPA's Special Listing Segment called Novo Mercado

Initially, we propose the approval of the migration of the Company to the Novo Mercado. In light of the several requirements provided by the Novo Mercado to allow the Company's shares to be traded in this segment, the Company's application for the Novo Mercado is subject to the: (i) approval by the General Shareholders' Meeting of the subjects indicated in items 2 and 4 below; (ii) ratification by the Special Preferred shareholders' Meeting of the resolution that adopts the conversion of the Company's preferred shares into common shares; and (iii) further ratification by the Company's Board of Directors to be adopted after the end of the period for exercise of the withdrawal right by the shareholders that hold preferred shares (considering their equity positions at closing of May 5, 2011) and that have dissented from the above mentioned resolutions.

In view of the significant amendments to the Company's bylaws resulting from the need of adequacy of the Company to the Novo Mercado Rules, the impacts caused by such amendments shall be addressed in the Exhibits related to each one of the items below, as per the Regulatory Instruction no. 481 enacted by the Brazilian Securities and Exchange Commission ("**CVM**") on December 17, 2009 that, among other things, provides for the information necessary for the exercise of voting rights in General

[1] CNPJ/MF - National Register of Legal Entities of the Ministry of Finance
[2] NIRE – Corporate Registration Identification Number

Shareholders' Meetings ("**CVM Ruling 481/09**").

2 Conversion of the Company's Preferred Shares into Common Shares

The Management proposes the General Shareholders' Meeting to approve the conversion of the Company's total preferred shares into common shares in the proportion of 0.8406 common shares newly issued by the Company for each preferred share ("**Conversion Ratio**"), and such proportion reflects the weighed average of the market prices of the common and preferred shares issued by the Company in the previous 60 days to and including the trading of May 4, 2011, based on a study prepared by Banco Santander (Brasil) S.A. (exhibit attached to the present Proposal as Exhibit 2.3), the Company's financial consultant specifically hired for this purpose.

Only round quantities of common shares issued by the Company shall be delivered to the dissenting holders of preferred shares. The fractions of common shares resulting from the conversion shall be refunded in Brazilian currency proportionally to the redemption price.

The effectiveness of the resolutions adopted by the General Shareholders' Meeting will be subject to ratification by the Special Preferred shareholders' Meeting to be held on the same date under the provision of Article 136(1) of Law no. 6404 of December 15, 197 as amended ("**Law no. 6404/76**").

Exhibit 2.1 contains the information required by article 17 of CVM Ruling 481/09, including: (a) an accurate description and rationale of the amendments proposed in light of the migration of the Company to the Novo Mercado; and (ii) an accurate analysis of the impacts of such amendments on the holders of preferred shares and the rights of any other Company's shareholders.

In case the conversion of preferred shares into common shares is ratified by the Special Preferred shareholders' Meeting, shareholders that hold preferred shares and dissent from the above resolutions shall be granted a withdrawal right under Article 137 of Law no. 6404/76. Exhibit 2.2 has the information required by Article 20 of CVM Ruling 481/09 regarding such matter.

3 Full amendment to the Company's Bylaws

We propose that the Company Bylaws ("**Bylaws**") should be fully amended to: (i) fit into the requirements of the Novo Mercado Listing Rules ("**Novo Mercado Rules**"); (ii) update the limits and establish the authority regarding the transactions to be entered into by the Company that depend on prior authorization of the General Shareholders' Meeting, Board of Directors and/or Executive Board, as the case may be, to fit them into

the current dimension of the Company and to the amendments of the applicable laws (notably the enactment of the Provisional Presidential Decree no. 517 of December 30, 2010); and, (iii) update the wording of the Bylaws with a view to the adoption of best corporate governance practices.

The effectiveness of the resolutions adopted by the General Shareholders' Meeting regarding the amendment of the Bylaws will be conditioned to the approval of the conversion of the preferred shares by the Special Preferred shareholders' Meeting with regard to item 2 of the present Proposal.

Under CVM Ruling 481/09, Exhibit 3.1 has the draft of the Bylaws with the proposed amendments duly highlighted, and Exhibit 3.2. has the relevant information about the origin and rationale of each proposed amendment, as well as the analysis of its legal and economic effects.

Exhibit 3.3, on its turn, has the consolidated version that is being proposed for the new Company bylaws.

4 Ratification of the Election of the Members of the Company's Board of Directors

Finally, we propose the election of the current members of the Board of Directors that took place on April 11, 2011 to be ratified, and their respective terms of office to be extended until the date of the Annual General Meeting that approves the financial statements of the Company for the fiscal year ending as of December 31, 2012.

Information about the members of the Board of Directors can be found in the Company's Reference Form (*Formulário de Referência*).

Rio de Janeiro, May 20, 2011.
Claudio Zezza
CFO and Investors' Relations Executive Officer

EXHIBIT 2.1

INFORMATION REQUIRED DUE TO THE CONVERSION OF PREFERRED SHARES INTO COMMON SHARES

(AS PER EXHIBIT 17.2 OF CVM RULING 481/09)

1 **Description of the Proposals of Amendment**

We hereby propose that all 1,633,818,420 (one billion six hundred thirty-three million eight hundred eighteen thousand four hundred and twenty) preferred shares of the Company be converted into 1,373,387,764 (one billion three hundred seventy three million three hundred eighty-seven thousand seven hundred and sixty-four) common shares, according to the Conversion Ratio, so that the capital stock of the Company in the amount of R$ 8,164,664,628.66 (eight billion one hundred sixty-four million six hundred sixty-four thousand six hundred and twenty-eight Brazilian Reais and sixty-six cents) is no longer divided into common shares and preferred shares and is be composed solely and exclusively of common shares, all nominative, book-entry and without face value.

Once the conversion of the preferred shares into common shares is an amendment that affects the characteristics of preferred shares issued by the Company, the effectiveness of the resolution of the General Extraordinary Shareholders' Meeting upon such matter is subject to ratification by the majority of shareholders holding Company's preferred shares convened in a Special Preferred Shareholders' Meeting as provided under Article 136 §1 of Law no. 6404/76.

2 **Share Conversion Rationale**

The conversion rationale of the Company's preferred shares into common shares is the need of the Company to fit into the Novo Mercado Rules to permit the migration of the Company to this listing segment and the subsequent authorization to trade the Company's shares in the Novo Mercado. In its Section 3.1(viii), the Novo Mercado Rules determine that, for such authorization to be granted, the capital stock of the Company shall be divided solely in common shares.

3 **Analysis of the impact of the proposed amendments on the Holders of Preferred Shares**

Once approved by the General Shareholders' Meeting and ratified by the Special Preferred Shareholders' Meeting, holders of preferred shares shall have their shares issued by the Company substituted for new common shares based on the Conversion Ratio. Accordingly, such shareholders shall be entitled to vote under equal conditions with the other shareholders on any subjects that are submitted to the General

Shareholders' Meetings of the Company.

On the other hand, holders of preferred shares shall lose their right to (i) prior capital refund, without premium, at the time and in the event of liquidation of the Company; and, (ii) receive non-cumulative minimum dividends of six percent (6%) *per annum* per share on the value resulting from the division of the subscribed capital stock by the total number of Company's shares, or three percent (3%) *per annum* per share on the net worth value of the share, as the case may be (as set forth in Section 10 of the Bylaws).

4 Analysis of the impact of the Proposals of Amendment on the other Shareholders of the Company

The other shareholders of the Company shall have their interest in the Company's voting capital diluted by the conversion of the preferred shares into common shares but they shall be otherwise granted the benefits inherent to the high corporate governance practices required by the Novo Mercado Rules.

In line with the best corporate governance practices of markets such as the United States and Europe, the adoption of such practices will increase the potential attraction of new investors and the liquidity of the shares publicly traded by the Company.

Furthermore, with the migration of TIM Part to the Novo Mercado, all the Company's shares shall be part of the American Depositary Receipts program of the Company. In addition, the policy of dividends of the Company will be unified and a tag along of 100% will be warranted to all shareholders in case of disposal of control.

*****

EXHIBIT 2.2

INFORMATION REQUIRED DUE TO THE RESOLUTION THAT GRANTS WITHDRAWAL RIGHTS (AS PER EXHIBIT 20 OF CVM RULING 481/09)

1 **Description of the Event that will give rise to the Withdrawal Right and its Legal Grounds**

The withdrawal right will result from the conversion of preferred shares into new common shares issued by the Company in the event of approval by the General Shareholders' Meeting and ratification by the Special Preferred Shareholders' Meeting under Article 137 and also under the provision of Article 136, II both of Law no. 6404/76.

2 **Shares subject to the Withdrawal Right**

According to the provisions of Article 137(I) of Law 6404/76, the shareholders that own preferred shares of the Company shall be entitled to withdraw from the Company in the event they dissent from the resolution adopted by the General Shareholders' Meeting and/or Special Preferred shareholders' Meeting, in addition to shareholders that have abstained from the resolution or have not participated in any of the abovementioned Meetings.

Only shareholders that are the owners of preferred shares issued by the Company at the closing of trading on May 5, 2011, the date of disclosure of the first Material fact concerning the migration of the Company to the Novo Mercado, shall be entitled to exercise the right of withdrawing.

3 **Date of Publication of the Call Notice of the Special Preferred shareholders' Meeting and Communication of the Material fact concerning the Resolution that will give rise to the Withdrawaç Right**

The Material fact concerning the conversion of the Company's preferred shares in equal number of common shares was disclosed to the market by electronic means and published in newspapers on May 5, 2011.

The first call notices for the General Shareholders' Meeting and for the Special Preferred shareholders' Meeting will be published on May 23, 2011.

4 **Term to Exercise the Withdrawal Right and Base Date to determine which Holders of Shares will be entitled to have the right to exercise the Withdrawal Right**

Dissenting shareholders shall have a term of thirty (30) days as of the publication of the minutes of the Special Preferred shareholders' Meeting, should it ratify the conversion of shares, to exercise their right of withdrawal from the Company. Shareholders that do not exercise their withdrawal right within the thirty-day term as of the date of publication

of the minutes of the Special Preferred shareholders' Meeting shall incur in preemption under Article 137(IV), (V) and (4) of Law 6404/76.

Only shareholders that prove to be holders of the Company's preferred shares in the closing of trading on May 5, 2011, date of the disclosure of the abovementioned Material fact, shall be entitled to exercise their withdrawal right.

5 Equity Value of each Share, Refund Value, Assessment and Special Balance Sheet

As provided under Article 45 of Law 6404/76, holders of preferred shares that exercise their right of withdrawal shall be entitled to receive the amount of R$ 4.1628 (four Brazilian Reais point one six two eight) per preferred share, corresponding to the equity value of the share assessed in the last approved balance sheet, i.e., as of December 31, 2011, approved by the Ordinary General Shareholders' Meeting of the Company held on April 11, 2011.

Considering that such balance sheet was approved over sixty (60) days ago, it is hereby registered that under Article 45(2) of Law 6404/76 any dissenting shareholder may request the preparation of a special balance sheet for purposes of refund of his shares. In such case, the Company shall pay eighty percent (80%) of the refund value set forth therein, assessed according to the last balance sheet, and once the special balance sheet has been prepared, the dissenting shareholder shall receive the balance within a term of one hundred and twenty (120) days as of the date of the resolution adopted by the Special Preferred shareholders' Meeting.

6 Preferred Share Price in the Trading Market

Term	Minimum Price (Closing)	Average Price (daily weighed average)	Maximum Price (Closing)
2006	5.2500	6.8552	8.6600
2007	5.8000	6.9861	8.1000
2008	2.4200	4.6859	7.3300
2009	2.6400	3.8585	5.2000
2010	4.2700	5.1264	5.9000
2011	5.6300	6.5321	7.4800
1st Quarter 2009	2.8500	3.2257	3.6800
2nd Quarter 2009	2.6400	3.4901	3.9700
3rd Quarter 2009	3.3600	4.0467	4.5900

4th Quarter 2009	4.0800	4.6759	5.2000
1st Quarter 2010	4.7100	5.1051	5.3900
2nd Quarter 2010	4.2700	4.7616	5.0800
3rd Quarter 2010	4.6800	5.0524	5.5700
4th Quarter 2010	5.2300	5.5957	5.9000
1st Quarter 2011	5.6300	6.2189	7.1200
November 2011	5.4400	5.6800	5.9000
December 2011	5.4500	5.6537	5.7900
January 2011	5.6300	5.9842	6.3500
February 2011	5.8900	6.0963	6.3100
March 2011	6.1600	6.5590	7.1200
April 2011	6.8800	7.1257	7.3100
Last 90 days	5.8900	6.6302	7.3100
(from *03. 04.2011 to 05.04.2011)*	6.1600	6.8803	7.3100

*****

EXHIBIT 2.3

STUDY PREPARED BY BANCO SANTANDER (BRASIL) S.A. ON THE VALUE OF CONVERSION OF PREFERRED SHARES INTO COMMON SHARES

TIM Par – Migration to Novo Mercado

Study of Shares' Conversion Ratio

CONFIDENTIAL | May 4th, 2011

Santander
GLOBAL BANKING & MARKETS

Value from ideas

www.santander.com

SANTANDER
PRESENT IN OVER 40 COUNTRIES

Disclaimer

Banco Santander (Brasil) S.A. ("**Santander**") was retained by TIM Participações S.A ("**Tim Par**" or "**Company**") as exclusive financial advisor to assist the Company in the analysis and considerations in connection with a potential restructuring of its capital stock, aiming to convert all Company's preferred shares into common shares, with the subsequent migration of the Company to BM&FBOVESPA – Bolsa de Valores, Mercadorias e Futuros S.A.'s ("**BM&FBOVESPA**") Novo Mercado Listing Segment ("**Proposed Transaction**").

The Board of Directors of Tim Par requested the preparation of this study regarding the exchange ratio to convert preferred shares into common shares ("**Study of Shares' Conversion Ratio**" or "**Study**") to assist it in determining the rate of conversion ("**Conversion Ratio**") to be offered to holders of preferred shares in exchange for common shares.

This Study of Shares Conversion Ratio is not intended to be the sole basis for analysis of the Proposed Transaction, and does not intend to comprise all information necessary for such evaluation. This Study of Shares Conversion Ratio shall not in any event be considered as a recommendation or an opinion as to the convenience, opportunity or strategic decision to carry out any transaction, as well as it is not intended to support any investment or divestment decision, being such issues to be considered exclusively by the respective management teams of Tim Par. This Study of Shares Conversion Ratio is not and should not be used as (i) an opinion on the fairness of the Proposed Transaction, from a financial standpoint, to controlling or minority shareholders. (ii) a recommendation with respect to any aspects of the Proposed Transaction, or (iii) an opinion about the adequacy of the Conversion Ratio or the determination of the fair and/or correct exchange ratio to convert the shares of the Company.

Nothing in this Study should be construed as a guarantee or indication of acceptance of the Proposed Transaction by the shareholders of the Company.

Neither Santander, nor its directors, employees, advisors, agents or representatives guarantee the accuracy or completeness of this Study of Shares' Conversion Ratio.

Nothing contained in this Study is or should be considered as a warranty or constitute a recommendation to the holders of shares of the Company (including, without limitation as to how they should exercise their voting rights or any other rights with respect to the Proposed Transaction).

This Study of Shares Conversion Ratio was prepared and written in English and Portuguese languages, however, for all purposes, the Portuguese version shall prevail.

Santander does not give any representation with respect to the adequacy of this Study to the Proposed Transaction nor does it assume any responsibility or obligation for indemnification related to the exactness, veracity, integrity, consistency, sufficiency and precision of such information. This Study was prepared based strictly on the Brazilian law and regulations and, therefore, it does not consider any aspects of foreign law and regulations that could be applicable to the Company or to the Proposed Transaction The Company may consult their own legal advisers in foreign jurisdiction as they consider necessary.

In this study, Santander has not conducted any independent evaluation or analysis of any assets or liabilities of the Company, assuming as exact, true, complete, consistent, precise, accurate and truthful all information obtained from public sources and those provided by the Company.

SANTANDER
PRESENT IN OVER 40 COUNTRIES



Santander
GLOBAL BANKING & MARKETS

Disclaimer

The estimates, evaluations and projections contained in this material were prepared based on: (i) historical analysis of the ordinary shares price spread over the preferred shares of TIM Par; (ii) analysis of control premium paid in recent M&A deals within the Telecom Sector in Brazil and other regions in the world, as well as other similar M&A deals in Brazil between 2007 and 2010; (iii) analysis of the Equity Research Analysts target prices of TIM's common shares and preferred shares; and (iv) analysis of companies that recently migrated to Novo Mercado in Brazil. The estimates presented herein involve multiple and significant subjective assumptions, forecasts and future financial results that may or may not be correct or materialize. Santander did not attribute specific importance to certain factors considered in this Study, but, on the contrary, undertook a qualitative analysis of the importance and relevance of all factors considered herein. As such, this Study must be analyzed as a whole, and the analysis of selected parts, summaries or specific aspects of this Study without knowledge and analysis of it in its entirety may result in an incomplete or incorrect understanding of the analysis undertaken by Santander and of the considerations contained in this Study.

Other valuations of the Company and sectors prepared by Santander may treat market assumptions in a different way than was framed in this Study, as such the research departments and other departments of Santander and its affiliated companies may use other analyses, reports and publications, estimates, projections and different methodologies than those used in this Study, with such analyses, reports and publications containing different considerations from those set out in this Study.

Santander does or does not make any statement, express or implied, as to the accuracy or feasibility of such assessments, estimates or projections.

For preparing this material, Santander has relied on macroeconomic assumptions existing at the time of preparation of this material. Santander does not have any obligation to update, revise or revoke this material in the event of any change in the assumptions. The analysis does not consider any tax impacts of the proposed transaction.

Santander makes clear that he, his controlling shareholders and the people related to Santander have solely business relationships and transactions with the Company in the financial market in usual market conditions and declares not to have any conflict of interest, actual or potential, with the controlling shareholders or minority shareholders of the Company with respect to the Proposed Transaction, which would diminish the independence needed to perform their duties when preparing this Study.

Estimates and projections contained in this Study are intrinsically subject to uncertainties and various events or factors that are beyond the control of the Company and Santander, especially those whose occurrence depends upon future or uncertain events. It is not possible to assure that the estimates and projections used in this Study will be effectively achieved. Actual future results may significantly diverge from those suggested in this Study. As such, Santander does not assume any responsibility or obligation for indemnification in the event that future results differ from the estimates and projections presented in this Study and does not make any representation or warranty regarding those estimates or projections.

Santander does not take responsibility for any direct or indirect losses, or loss of profits, that may result from the use of this Study.

This document was prepared for the exclusive use of Tim Par and its Board of Directors in connection with the Proposed Transaction. Outside this context, the use of this document is prohibited including its publication or disclosure to third parties, in whole or in part, without the joint prior authorization of the Company and Santander.

SANTANDER
PRESENT IN OVER 40 COUNTRIES



Santander
GLOBAL BANKING & MARKETS

Index

SANTANDER
PRESENT IN OVER 40 COUNTRIES



Santander
GLOBAL BANKING & MARKETS

Executive Summary

- Santander was retained by TIM Participações S.A. ("TIM Par" or "The Company") to prepare the following study that will guide its Board of Directors in determining the conversion ratio of the preferred shares ("PN") into ordinary shares ("ON") to be proposed to TIM Par shareholders in connection with the migration to Novo Mercado
- Santander analyzed the ON / PN spread using different metrics:
  - Analysis of the historical price spread between TIM Par's common ("ON") and preferred ("PN") shares
  - Analysis of control premium paid in recent M&A deals in Brazil between 2007 and 2010
  - Analysis of the spreads of Equity Research Analysts target prices of TIM Par's ON and PN shares
  - Analysis of recently concluded migrations to Novo Mercado of Brazilian companies and their respective conversion ratios
    - Although majority of migrations were made at 1ON:1PN ratio, in most of these cases (i) liquidity between two share classes was extremely different (sometimes one of the classes was not traded), (ii) shares were not members of the Ibovespa Index or (iii) previous restructuring transactions crystallized spread
- The ON / PN spread under the above mentioned metrics, when existent, ranges approximately between 20% and 30%
- Best practices related to migrations, which present a wider array of results, should take into consideration the fact that both TIM Par's ON and PN shares have liquidity (although at different levels)
  - TIM Par's ON and PN shares are members of the Ibovespa Index
  - TI ownership is similar in both ON and PN shares
- In summary, market parameters could support a ON / PN spread for the conversion ratio

SANTANDER
PRESENT IN OVER 40 COUNTRIES



Santander
GLOBAL BANKING & MARKETS

Index

SANTANDER
PRESENT IN OVER 40 COUNTRIES



Santander
GLOBAL BANKING & MARKETS

Corporate Governance Levels in Brazil

In order to stimulate the best Corporate Governance practices of listed companies in Brazil, BM&FBOVESPA created three Corporate Governance listing segments in December 2000, being the Novo Mercado the one with the highest standards



Current Status of TIM Par
Law Requirements
Higher Transparency and Disclosure Requirements
Higher Protection of Minority Shareholders
Highest Level of Corporate Governance
Only One Class of Shares
Brazilian Corporate Law
"Lei das S.A"
NÍVEL 1
BOVESPA BRASIL
NÍVEL 2
BOVESPA BRASIL
NOVO MERCADO

SANTANDER
PRESENT IN OVER 40 COUNTRIES



Santander
GLOBAL BANKING & MARKETS

Novo Mercado Development

There are currently 119 companies listed on Novo Mercado, out of the total of 420 companies that are listed on the Brazilian Stock Exchange (BM&FBOVESPA)

Companies Listed

Breakdown by Listing Segment

2003



Novo Mercado 1%
Nível 2 1%
Nível 1 7%
Standard Listing 91%

2011

Total Market Cap: R$2.5 trillion



Novo Mercado 26%
Nível 2 4%
Nível 1 33%
Standard Listing 37%

Selected Companies Listed on Novo Mercado

Real Estate
Brookfield Incorporações, Gafisa, InPar, Lopes, PDG Realty, BRMalls, Aliansce, Cyrela Brazil Realty, Direcional, JHSF, MRV Engenharia, Iguatemi, BR Properties, BHG

Retail
Drogasil, Drogaria Raia, natura, B2W, marisa, Renner, Cia.Hering, Le Lis

Finance
Brasil Insurance, BM&FBOVESPA, CETIP, cielo, Banco do Brasil, Porto Seguro, Redecard, SulAmérica

Logistics and Infrastructure
CCR, ecorodovias, OHL Brasil, LLX, ALL, JSL

Utilities
CPFL Energia, edp energias do brasil, MPX, sabesp, Light, Tractebel Energia GDF Suez

Industrials
Autometal, Metalfrio, Romi, Lupatech, Iochpe-Maxion, weg

Healthcare
Amil, Cremer, DASA, OdontoPrev

Others
Embraer, Localiza, Estácio, BRF, JBS, Marfrig, TOTVS, OGX, MMX, OSX, cosan, HRT Participações, Fibria

Source: BM&FBOVESPA on May 4th, 2011

SANTANDER
PRESENT IN OVER 40 COUNTRIES



Santander
GLOBAL BANKING & MARKETS

Novo Mercado Development

The market capitalization of the 119 companies currently listed on Novo Mercado amounts to approximately R$ 662 billion, with average daily trading volume of R$ 2.7 billion

Companies Listed in Novo Mercado segment

Company	# of Companies	Total Market Cap		Average Market Cap	ADTV (5 Days)	
		R$ MM	% of Total		R$ MM	% of Total
Real Estate	31	75,189	11%	2,425	471	18%
Retail	15	65,558	10%	4,371	266	10%
Finance	11	161,739	24%	14,704	472	18%
Logistics and Infrastructure	10	54,851	8%	5,485	112	4%
Utilities	10	75,655	11%	7,566	103	4%
Industrials	8	20,312	3%	2,539	29	1%
Healthcare	6	22,243	3%	3,707	41	2%
Oil & Gas	5	68,202	10%	13,640	853	32%
Food and Beverage	5	49,364	7%	9,873	135	5%
Information Technology	4	6,451	1%	1,613	14	1%
Agribusiness	4	3,132	0%	783	5	0%
Sugar and Ethanol	3	13,882	2%	4,627	31	1%
Pulp & Paper	2	18,409	3%	9,204	52	2%
Aviation and Transportation	2	14,782	2%	7,391	44	2%
Educação	2	7,264	1%	3,632	20	1%
Metals & Mining	1	5,334	1%	5,334	41	2%
Total	119	662,368	100%		2,689	100%

Source: BM&FBOVESPA and Bloomberg on May 4th, 2011

SANTANDER
PRESENT IN OVER 40 COUNTRIES



Performance of Companies with High Governance Standards

IGC Index is composed of Companies in Novo Mercado, Nível 1 and Nível 2 Listing Segments



2011 YTD Performance
IGC Index
Ibovespa Index
120%
110%
100%
90%
80%
Jan-11
Feb-11
Mar-11
Apr-11
May-11



Last 12 Months Performance
IGC Index
Ibovespa Index
120%
110%
100%
90%
80%
May-10
Jun-10
Jul-10
Aug-10
Sep-10
Oct-10
Oct-10
Nov-10
Dec-10
Jan-11
Feb-11
Mar-11
Apr-11



Last 3 Years Performance
IGC Index
Ibovespa Index
120%
100%
80%
60%
40%
20%
0%
May-08
Nov-08
May-09
Nov-09
May-10
Nov-10
May-11

Source: Santander and Bloomberg on May 4th, 2011

SANTANDER
PRESENT IN OVER 40 COUNTRIES



Santander
GLOBAL BANKING & MARKETS

Corporate Governance Levels in Brazil

TIM Par has not yet adhered to any Level of Corporate Governance of BM&FBOVESPA. However, its current policies are relatively similar to requirements under the "Nível 1" listing segment

	Requirements	Lei das S.A.	Level 1	Level 2	Novo Mercado	TIM
Liquidity	Only Common Shares	✗	✗	✗	✓	✗
	Minimum free float equivalent to 25% of the company's capital stock	✗	✓	✓	✓	✓
Transparency	Disclose an annual agenda for corporate events	✗	✓	✓	✓	✗
	Disclosure of any shareholder agreements or share buy back programs	✗	✓	✓	✓	✓
	Report consolidated financial statements and cash flow statement on the Quarterly Reports (ITRs)	✗	✓	✓	✓	✓
	Consolidated financial statements in IFRS or US GAAP	✗	✗	✓	✓	✓
	Disclose the volume and type of the company's shares owned by controlling shareholders as well as any changes in any such holdings	✗	✓	✓	✓	✓
Minority Shareholders Rights	Tag-along rights for common shares	80%	80%	100%	100%	80%
	Tag-along rights for preferred shares	✗	✗	80%	n.a.	✗
	Attach voting rights to preferred shares in specific matters	✗	✗	✓	n.a.	✓
	Adhere to the rules of the Arbitration Chamber for resolution of corporate disputes	✗	✗	✓	✓	✗
	At least 20% of the Board members being independent	✗	✗	✓	✓	✓

SANTANDER
PRESENT IN OVER 40 COUNTRIES



Santander
GLOBAL BANKING & MARKETS

Index

SANTANDER
PRESENT IN OVER 40 COUNTRIES



Santander
GLOBAL BANKING & MARKETS

Considerations on Migration to Novo Mercado

Current Situation

- No clear definition of the Corporate Governance policies
- Two classes of shares (ONs and PNs)
- Different dividend rights between the two classes of shares
- No tag along rights for preferred shareholders
- ADRs linked only to preferred shares

TIM Par on Novo Mercado

- The only company in the sector listed in the Novo Mercado, therefore presenting the highest governance standards
- Shares liquidity concentrated in one single class of shares
- Strong trade currency: could be used in potential strategic movements (if any)

SANTANDER
PRESENT IN OVER 40 COUNTRIES



Santander
GLOBAL BANKING & MARKETS

Migration Rationale

The main considerations on the migration to Novo Mercado are described below

Considerations

- ✓ Best in class Corporate Governance practices, unique in the Brazilian Telecom Sector
- ✓ Corporate Governance policies aligned with most developed markets standards
- ✓ Same shareholder voting rights to all shareholders
- ✓ Same dividend policies and rights to all shareholders
- ✓ Control premium in an event of change of control is shared among all shareholders:
  - 100% Tag Along rights vs. current 80% Tag Along for ON holders
  - 100% Tag Along rights vs. current zero Tag Along for PN holders

SANTANDER
PRESENT IN OVER 40 COUNTRIES



Santander
GLOBAL BANKING & MARKETS

Trading Multiples of Comparable Companies

Latin America Comparable Companies Trading Multiples (EUR MM)

	Country	Market Cap	Enterprise Value	EV/EBITDA 2011E	EV/EBITDA 2012E	EV/EBITDA 2013E	EBITDA CAGR	P/E 2011E	P/E 2012E	P/E 2013E	3M ADTV
Brazil											
Vivo Participacoes SA	Brazil	10,227	11,026	4.2 x	3.9 x	3.8 x	9%	11.7 x	10.0 x	9.2 x	18.3
Telecomunicacoes de Sao Paulo SA	Brazil	8,408	8,529	3.9 x	3.9 x	4.0 x	-3%	9.4 x	9.7 x	10.3 x	3.5
Tim Participacoes SA	Brazil	7,629	8,008	4.4 x	3.9 x	3.6 x	14%	20.7 x	13.7 x	12.2 x	12.2
Telemar Norte Leste SA	Brazil	8,971	19,338	4.2 x	4.5 x	4.3 x	-3%	11.9 x	11.8 x	11.6 x	3.7
Tele Norte Leste Participacoes SA	Brazil	5,795	17,685	3.8 x	3.8 x	3.7 x	1%	9.2 x	8.5 x	8.3 x	12.6
Brasil Telecom SA	Brazil	3,868	4,011	2.9 x	2.8 x	2.9 x	2%	7.7 x	6.1 x	6.4 x	4.9
NET Servicos de Comunicacao SA	Brazil	2,102	2,714	3.7 x	3.5 x	n.a.	9%	11.8 x	10.5 x	n.a.	0.1
Average				**3.9 x**	**3.8 x**	**3.7 x**	**4%**	**11.8 x**	**10.0 x**	**9.7 x**	
Argentina											
Telecom Argentina SA	Argentina	3,104	2,898	3.5 x	3.3 x	3.4 x	9%	8.7 x	7.8 x	8.6 x	0.6
Average				**3.5 x**	**3.3 x**	**3.4 x**	**9%**	**8.7 x**	**7.8 x**	**8.6 x**	
Chile											
ENTEL Chile SA	Chile	3,092	3,468	5.2 x	4.9 x	4.8 x	5%	13.0 x	11.6 x	10.2 x	4.3
Average				**5.2 x**	**4.9 x**	**4.8 x**	**5%**	**13.0 x**	**11.6 x**	**10.2 x**	
Mexico											
America Movil SAB de CV	Mexico	70,665	84,958	5.7 x	5.4 x	5.2 x	10%	12.0 x	11.2 x	10.6 x	9.0
Axtel SAB de CV	Mexico	495	1,041	4.8 x	4.6 x	4.1 x	6%	-22.7 x	-36.4 x	-114.8 x	0.6
Telefonos de Mexico SAB de CV	Mexico	11,138	15,002	6.6 x	6.8 x	7.0 x	-3%	12.8 x	12.8 x	12.8 x	1.2
Average				**5.7 x**	**5.6 x**	**5.5 x**	**4%**	**0.7 x**	**-4.1 x**	**-30.5 x**	

Source: Santander and Bloomberg on May 4th, 2011

SANTANDER
PRESENT IN OVER 40 COUNTRIES



Santander
GLOBAL BANKING & MARKETS

M&A Transaction Multiples in the Sector

Date	Acquirer	Target	Industry	Country	Value US$ mn.	EV / EBITDA
Apr-11	Alfa Group	Alestra	Wireline	Mexico	n.a.	n.a.
Apr-11	Televisa	Iusacell	Wireless	Mexico	1,600	14.0x
Apr-11	Televisa	Cablemás	Cable	Mexico	400	9.2x
Feb-11	Fondo Americano	Avantel	Wireless	Colombia	n.a.	n.a.
Feb-11	Rafin	EtecSA	Integrated	Cuba	706	n.a.
Dec-10	Direct TV	Sky Brazil	Pay-TV (DTH)	Brazil	605	n.a.
Oct-10	América Móvil	Net Serviços	Pay-TV (DTH)	Brazil	1,481	5.9x
Jul-10	Telefónica	Vivo	Wireless	Brazil	9,750	11.0x
May-10	América Móvil	Telmex	Wireline	Mexico	6,772	5.0x
May-10	América Móvil	Telmex International	Cable	Mexico	7,348	10.5x
Mar-10	Televisa	Nextel Mexico	Wireless	Mexico	1,400	7.2x
Jan-10	Saieh Family	20% stake in VTR	Cable	Chile	340	7.5x
Dec-09	TIM	Intelig	Wireline	Brazil	389	n.a.
Nov-09	Vivendi	GVT	Wireline	Brazil	2,982	12.7x
Jan-09	Telefónica	CTC Chile	Wireline	Chile	833	5.2x
Sep-08	Net Serviços	Esc90	Cable	Brazil	58	3.8x
Jul-08	Millicom	Amnet	Cable	Central America	500	7.0x
Jan-08	Net Serviços	Big TV	Cable	Brazil	280	8.4x
Jan-08	Telemar	Brasil Telecom	Integrated	Brazil	2,677	3.6x
Jan-08	Telemar	Brasil Telecom	Integrated	Brazil	1,804	6.8x
Jan-08	Telefónica	TVA	Cable	Brazil	475	9.3x
					Average	**7.9x**

Source: Santander and Companies

SANTANDER
PRESENT IN OVER 40 COUNTRIES



Santander
GLOBAL BANKING & MARKETS

Share Price Performance

Performance of TIM Par's ON and PN shares since January 2009 in R$

Brazilian Telecom Companies Share Price Performance
(R$)



300%
250%
200%
150%
100%
50%
0%
Jan-09
Apr-09
Jul-09
Oct-09
Jan-10
Apr-10
Jul-10
Oct-10
Jan-11
Apr-11
+137% TIM Par (PN)
+122% Vivo
+69% Ibovespa
+65% TIM Par (ON)
+8% Brasil Telecom
-1% Telemar
-11% Telesp
-17% Tele Norte-Leste
Vivo
Telesp
TIM Par (ON)
TIM Par (PN)
Telemar
Tele Norte-Leste
Brasil Telecom
Ibovespa

Source: Santander and Bloomberg on May 4th, 2011



SANTANDER
PRESENT IN OVER 40 COUNTRIES

Santander
GLOBAL BANKING & MARKETS

Index

SANTANDER
PRESENT IN OVER 40 COUNTRIES



Santander
GLOBAL BANKING & MARKETS

Migration to Novo Mercado Overview

Summarized below are the main steps required for migration of TIM Par to Novo Mercado

- ✓ **Board of Directors of TIM Par to approve the migration to Novo Mercado and propose the conversion ratio**
- ✓ **Start negotiations with BM&FBOVESPA for the listing on Novo Mercado**
- ✓ **Board of Directors of TIM Par to call Extraordinary Shareholders Meeting (“AGE”) and PN Only Shareholders Meeting**
- ✓ **Extraordinary Shareholders Meeting (“AGE”) and PN Only Shareholders Meeting.**
- ✓ **The PN holders have “Withdrawal Rights”. They can exercise the Withdrawal Rights during 30 days after the “AGE”. If the Withdrawal Rights are exercised, the PN holders have the right to receive the book value of the stock**
- ✓ **Since TIM Par has ADRs Level II, the conversion of PN-ON will also require the coordination with the SEC (Securities and Exchange Commission) on Brazil events**

SANTANDER
PRESENT IN OVER 40 COUNTRIES



Santander
GLOBAL BANKING & MARKETS

Index

SANTANDER
PRESENT IN OVER 40 COUNTRIES



Santander
GLOBAL BANKING & MARKETS

Market Trading Historical Spread

Historical ON / PN shares spread for TIM Par

- ONs have traded with a steep spread over PNs during the past 3 years (49.6642% average spread)
- TIM Par's shares are currently trading at a 17.8190% spread (average of last 30 days)

Historical ON / PN spread



140%
120%
100%
80%
60%
40%
20%
0%
Jan-07
Jun-07
Nov-07
Apr-08
Sep-08
Feb-09
Jul-09
Dec-09
May-10
Oct-10
Mar-11

Period	ON / PN spread [1]	PN : ON Ratio
30 Days Avg. [2]	17.8190%	0.8488
60 Days Avg. [3]	18.9607%	0.8406
90 Days Avg. [4]	19.5678%	0.8363
180 Days Avg. [5]	21.0483%	0.8261
1 Year Avg. [6]	31.1851%	0.7623
3 Years Avg. [7]	49.6642%	0.6682
Maximum (3 Years) [7]	129.1142%	0.4365
Minimum (3 Years) [7]	16.7079%	0.8568

Source: Santander and Bloomberg on May 4th, 2011
1 Daily spread of the volume weighted average price of TCSL3 and TCSL4 in all trading days during the period
2 Trading days between April 4th, 2011 and May 4th, 2011
3 Trading days between March 4th, 2011 and May 4th, 2011
4 Trading days between February 4th, 2011 and May 4th, 2011
5 Trading days between November 4th, 2010 and May 4th, 2011
6 Trading days between May 4th, 2010 and May 4th, 2011
7 Trading days between May 4th, 2008 and May 4th, 2011

SANTANDER
PRESENT IN OVER 40 COUNTRIES



Santander
GLOBAL BANKING & MARKETS

M&A Transactions Control Premia

M&A Transactions Control Premia

Implied control premium on acquisition price versus average price of last 15, 30, 90 and 365 days, in local currency

Transaction	Acquisition Date	Acquisition Price	15 Days	30 Days	90 Days	365 Days
LAN / TAM	2010	45.31	54.6%	60.1%	64.0%	54.6%
Pearson / SEB	2010	22.00	15.5%	15.2%	4.3%	10.5%
Apax / Tivit	2010	18.10	6.1%	3.5%	9.5%	18.1%
PDG Realty / Agre	2010	7.80	4.0%	6.0%	2.0%	2.0%
Cemig / Light	2009	29.54	17.6%	19.8%	19.0%	20.7%
Amil / Medial	2009	17.21	23.2%	-99.4%	61.0%	108.2%
Cemig / Terna	2009	40.29	53.7%	67.1%	85.1%	63.6%
Unipar / Petroquimica Uniao	2008	15.27	9.9%	10.2%	9.5%	12.0%
Mittal / Arcelor	2007	94.73	22.9%	30.5%	45.6%	92.1%
Brazilian M&A Premia Ex Telecom			**23.1%**	**12.5%**	**33.3%**	**42.4%**
CenturyTel / Qwest Communications	2010	6.31	18.2%	20.9%	34.2%	51.8%
America Movil / Carso Global	2010	65.62	6.9%	7.7%	13.7%	25.6%
America Movil / Telmex International	2010	11.96	2.3%	3.4%	17.5%	42.4%
Telefonica / CTC	2009	1,100.00	18.1%	20.4%	36.9%	31.2%
International Telecom M&A Premia			**9.1%**	**10.5%**	**22.7%**	**33.1%**

Source: Santander and Bloomberg as of May 4th, 2011

SANTANDER
PRESENT IN OVER 40 COUNTRIES



Santander
GLOBAL BANKING & MARKETS

Research Analysts Target Price and Recent Migrations[1]

Equity Research Analysts Target Price for TCSL3 and TCSL4
(R$)

Firm Name	Recommendation	ON Price Target	Upside %	PN Price Target	Upside %	ON/PN Premium
Banco BTG Pactual	Buy	9.60	13.2%	7.50	5.0%	28.0%
Bradesco	Outperform	10.50	23.8%	8.50	19.0%	23.5%
Citi	Buy	8.36	-1.4%	7.70	7.8%	8.6%
Santander	Buy	9.70	14.4%	7.40	3.6%	31.1%
HSBC	Overweight	11.00	29.7%	8.80	23.2%	25.0%
JP Morgan	Overweight	10.00	17.9%	7.40	3.6%	35.1%
BofA Merrill Lynch	Buy	12.00	41.5%	10.00	40.1%	20.0%
Average			**16.3%**		**10.4%**	**25.2%**
Median			**16.2%**		**6.4%**	**26.5%**

Migrations to Novo Mercado with ON / PN spread

Firm Name	Date	Description	ON/PN Premium
Duratex	2009	"Merger" (Incorporação de Empresas) with Satipel and migration to Novo Mercado	20.0%
Magnesita	2008	Complex leveraged buy-out and restructuring transaction prior to migration	28.7%
Iochpe-Maxion	2007	Conversion of PNs in ONs and migration to Novo Mercado	20.0%
Romi	2007	Conversion of PNs in ONs and migration to Novo Mercado	11.1%
Average			**19.9%**
Median			**20.0%**

Although majority of migrations to Novo Mercado were made at 1ON:1PN ratio, in most of these cases (i) liquidity between share classes was extremely different (sometimes one of the classes was not traded), (ii) shares were not members of the Ibovespa Index, or (iii) previous restructuring transactions crystallized spread

Source: Santander and Bloomberg as of May 4th, 2011

1 Considering only selected migrations with ON / PN spread. For other recent migrations, please refer to Appendix (a)

SANTANDER
PRESENT IN OVER 40 COUNTRIES



Santander
GLOBAL BANKING & MARKETS

Summary of the Conversion Ratio Analyses

TIM Par's ON / PN Spread Analyses



Trading Spread
(30 Days Avg. ON / PN Spread)
17.8190%
Trading Spread
(60 Days Avg. ON / PN Spread)
18.9607%
Trading Spread
(90 Days Avg. ON / PN Spread)
19.5678%
Trading Spread
(180 Days Avg. ON / PN Spread)
21.0483%
Brazilian M&A Control Premium[1]
(Ex-Telecom)
19.0%
33.3%
Research Analysts Target Price
(ON / PN Spread)
25.2%
26.5%
Migrations to Novo Mercado
w ith ON / PN Spread
19.9%
20.0%
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%

Source: Santander and Bloomberg as of May 4th, 2011

1 spread implied on acquisition price versus average price of last 90 days (mean and median range)

SANTANDER
PRESENT IN OVER 40 COUNTRIES



Santander
GLOBAL BANKING & MARKETS

Index

SANTANDER
PRESENT IN OVER 40 COUNTRIES



Santander
GLOBAL BANKING & MARKETS

Final Considerations

There are several considerations in the determination of the migration ratio

- TIM Par's ONs and PNs liquid shares and are members of the Ibovespa Index
- Market parameters have gradually decreased from a 50% spread (3 year average) to 30% spread (average of last year) and, more recently, to approximately 20%.
- Past migrations concentrate on the 1:1 ratio but do not reflect the context of TIM Par share trading and liquidity between ON and PN.
- Market parameters could support a ON / PN spread for the conversion ratio
  - Average spread of last 30 days of 17.8190%
  - Average spread of last 60 days of 18.9607%

SANTANDER
PRESENT IN OVER 40 COUNTRIES



Index

SANTANDER
PRESENT IN OVER 40 COUNTRIES



Santander
GLOBAL BANKING & MARKETS

Migrations to Novo Mercado

Company	Date	Conversion Ratio	Comments
Lojas Renner	Jun-05	1 ON : 1 PN	Incorporation of JC Penney and migration to Novo Mercado. Only PNs were traded with relevant liquidity.
Cyrela Brazil Realty	Sep-05	1 ON : 1 PN	Only PNs were traded with relevant liquidity.
Tractebel	Nov-05	1 ON : 1 PN	ONs traded at spread over PNs and with sigificantly higher liquidity. However, given Tractebel's similar ownership in both classes, conversion ratio was 1 ON : 1 PN.
Perdigão	Apr-06	1 ON : 1 PN	Only PNs were traded with relevant liquidity.
Embraer	Jun-06	1 ON : 1 PN	Prior to migration, a corporate restructuring was conducted, valuing ONs of the controlling shareholders at 11.53% premium over other shares.
Banco do Brasil	Jun-06	1.1 ON : 1 PN	Stock conversion in 2002 and migration to Novo Mercado in 2006. Adjusting for stock split, PNs traded at spread over ONs (~7%).
Eternit	Aug-06	1 ON : 1 PN	Only ONs were traded with relevant liquidity.
São Carlos	Dec-06	1 ON : 1 PN	Only ONs were traded with relevant liquidity.
Gradiente	Feb-07	1 ON : 1 PN	Only PNs were traded with relevant liquidity.

Although majority of migrations to Novo Mercado were made at 1ON:1PN ratio, in most of these cases (i) liquidity between share classes was extremely different (sometimes one of the classes was not traded), (ii) shares were not members of the Ibovespa Index, or (iii) previous restructuring transactions crystallized spread

Source: Santander, Companies and Bloomberg

SANTANDER
PRESENT IN OVER 40 COUNTRIES



Santander
GLOBAL BANKING & MARKETS

Migrations to Novo Mercado (Cont'd)

Company	Date	Conversion Ratio	Comments
Romi	Mar-07	1 ON : 1.1 PN	Only PNs were traded with relevant liquidity.
Plascar	Apr-07	1 ON : 1 PN	Only PNs were traded with relevant liquidity.
Hering	May-07	1 ON : 1 PN	Migration to Novo Mercado and re-IPO. Only PNs were traded with relevant liquidity.
WEG	Jun-07	1 ON : 1 PN	Only PNs were traded (Nível 1) prior to migration.
Drogasil	Jul-07	1 ON : 1 PN	Only ONs were traded with relevant liquidity.
Duratex	Sep-07	1 ON : 1 PN	Merger of Duratex and Satipel, with 20% premium for the Controlling Shareholders' ONs.
Idéiasnet	Jan-08	1 ON : 1 PN	Only ONs were traded with relevant liquidity.
Iochpe Maxion	Mar-08	1 ON : 1.2 PN	Only PNs were traded with relevant liquidity.
Magnesita	Apr-08	1 ON : 1.29 PN	Complex leveraged buy-out and restructuring transaction prior to migration.

Although majority of migrations to Novo Mercado were made at 1ON:1PN ratio, in most of these cases (i) liquidity between share classes was extremely different (sometimes one of the classes was not traded), (ii) shares were not members of the Ibovespa Index, or (iii) previous restructuring transactions crystallized spread

Source: Santander, Companies and Bloomberg

SANTANDER
PRESENT IN OVER 40 COUNTRIES



Santander
GLOBAL BANKING & MARKETS

Migrations to Novo Mercado (Cont'd)

Company	Date	Conversion Ratio	Comments
Equatorial	Apr-08	1 ON : 1 PN	Securities were traded exclusively as units on the Nível 2 listing segment, thus not having any market reference for the price of each security.
Portobello	Apr-08	1 ON : 1 PN	Only PNs were traded with relevant liquidity.
Estácio	Jul-08	1 ON : 1 PN	Securities were traded exclusively as units on the Nível 2 listing segment, thus not having any market reference for the price of each security.
Fibria	May-10	1 ON : 1 PN	Merger of Aracruz and VCP and migration to Novo Mercado.
ALL	Oct-10	1 ON : 1 PN	Securities were traded exclusively as units on the Nível 2 listing segment, thus not having any market reference for the price of each security.
Anhanguera	Dec-10	1 ON : 1 PN	Securities were traded exclusively as units on the Nível 2 listing segment, thus not having any market reference for the price of each security.
Mahle Metal-Leve	2011 (TBD)	1 ON : 1 PN	Only PNs were publicly traded.
Ultrapar	2011 (TBD)	1 ON : 1 PN	Only PNs were publicly traded.

Although majority of migrations to Novo Mercado were made at 1ON:1PN ratio, in most of these cases (i) liquidity between share classes was extremely different (sometimes one of the classes was not traded), (ii) shares were not members of the Ibovespa Index, or (iii) previous restructuring transactions crystallized spread

Source: Santander, Companies and Bloomberg

SANTANDER
PRESENT IN OVER 40 COUNTRIES



Santander
GLOBAL BANKING & MARKETS

EXHIBIT 3.1

BYLAWS WITH THE PROPOSED AMENDMENTS HIGHLIGHTED

BY-LAWS

TIM PARTICIPAÇÕES S.A.

CHAPTER I

THE COMPANY'S CHARACTERISTICS

Section 1 - TIM PARTICIPAÇÕES S.A. (the "Company") is a publicly-held company, governed by these By-laws and by the applicable legislation.

Section 2 - The purpose of the Company is to:

I. Control the companies which explores telecommunications services, including mobile personal telephone services and others, in their respective authorization and/or concession areas;

II. Promote, through its controlled or affiliated companies, the expansion and implementation of mobile telephone services in their respective concession and/or authorization areas;

III. Promote, perform or give guidance in relation to the borrowing of funds from internal and external sources to be invested by the Company or by its controlled companies;

IV. Promote and incentive study and research activities for the development of the mobile telephone services industry;

V. Provide specialized technical mobile telecommunications services through controlled or affiliated companies;

VI. Promote, incentive and coordinate, through controlled or affiliated companies, the education and training of the staff required by the mobile telephone services industry;

VII. Perform or promote the import of goods and services for the controlled or affiliated companies;

VIII. Engage in any other activities related or akin to its purpose; and

IX. Hold interest in the corporate capital of other companies.

Section 3 - The Company is headquartered and its forum is based in the city and State of Rio de Janeiro, at Avenida das Américas, No. 3,434, 1st Block 1, 7th floor – Part; upon resolution of its Board of Directors, the Company may open and close branches and offices anywhere in Brazil or abroad.

Section 4 - The duration term of the Company is indeterminate.

CHAPTER II

CAPITAL STOCK

Section 5 - The subscribed and fully-paid capital stock is of eight billion, one hundred and forty-nine million, ninety-six thousand, twenty-four Reais and thirteensixty-four million six hundred sixty-four thousand six hundred and twenty-eight Brazilian Reals and sixty-six cents (R$8,149,096,024.13), represented by8,164,664,628.66) divided into two billion, four two hundred and seventy-five million, seven hundred and thirty-five thousand and sixty (2,475,735,060) shares, of which eight hundred and forty-three million, two hundred and eighty-one thousand, four hundred and seventy-seven (843,281,477) are common shares and one billion, six hundred and thirty-two million, four hundred and fifty-three thousand, five hundred and eighty-three (1,632,453,583) are preferred shares, all of themseventeen million three hundred seventy-four thousand two hundred seventy-nine 2,217,374,279 common shares all nominative shares, book-entry and with no -par value.

Sole Paragraph – The Company shall not issue preferred shares.

Section 6 – Each common share corresponds to 1 (one) vote in the Shareholders' Meeting resolutions.

Section 7 - The Company is authorized to increase the capital stock upon resolution of the Board of Directors, irrespective of an amendment to these By-laws, up to a limit of twofour billion and fivefour hundred and fifty thousand million (2,500,000,000) shares, either4,450,000) common or preferred shares.

Sole Paragraph One – Within the limits of the authorized capital statedset forth in the caput of this section, of Section 7, the Company may grant stock options to its officers, employees or any individuals renderingthat render services to the Company or to its controlled companies, in compliance withas per the plan approved by the General Shareholders'' Meeting.
Section 7 - The capital stock is represented by common and preferred shares, with no par value; there is no obligation of keeping a ratio between them in capital increases, except as otherwise provided by the law or hereby.**Paragraph Two** – Within the limits of the authorized capital set forth in the caput section of Section 7, the Board of Directors may decide on the issuance of debentures and convertible debentures.

Section 8 - The Shareholders' Meeting may cancel the preemptive right in the issue of shares, convertible debentures and subscription bonus, which placement is made by:

I. Public subscription or public trading;
II. Exchange for shares of stock in a tender bid for the controlling interest, pursuant to sections 257 through 263 of Law No. 6,404/76;
III. Use of tax incentives, as provided in the applicable special law.

Section 9 - Each common share corresponds to 1 (one) vote in the Shareholders' Meeting resolutions.

Section 10 - Preferred shares have no right to vote, except in the case provided in the sole paragraph of section 13 hereof, being assured to them the following priority or advantages:

I priority in the capital stock refund, without any premium;
II payment of a minimum and non-cumulative dividend of 6% (six percent) per year over the amount resulting from the division of the subscribed capital stock by the total number of shares issued by the Company.

Paragraph One: Preferred shareholders are ensured the right to receive, every year, a dividend on their shares corresponding to 3% (three percent) of the book value of the share, as stated in the last approved balance sheet, whenever the dividend determined by this criterion is higher than the dividend calculated by applying the criterion set forth in item II of this section.

Paragraph Two – Preferred shares shall acquire the right to vote in the event the Company ceases paying the minimum dividends provided above for three (3) consecutive years, and shall retain such right until the full payment, in the event such dividends are non-cumulative, or until the cumulative dividends in arrears are paid, all pursuant to paragraph 1, section 111 of Law No. 6,404/76.Section 11 – The shares of Company shall be book entry shares and shall be kept in a deposit account, at a financial institution, on behalf of their holders, with no issuance of share certificates. The depository institution may charge shareholders for the cost of transferring their shares, as provided in section 35, paragraph 3rd of Law No. 6,404/76.

CHAPTER III

SHAREHOLDERS' MEETING

Section 129 – The Shareholders' Meeting is the ruling body of the Company, with authority to decide on all business concerning its corporate purpose and take the actions deemed convenient to the protection and development of the Company.

Section 1310 – The following are exclusive powers of the Shareholders' Meeting:

I. to amend the By-laws;

II. to authorize the issue of debentures and convertible debentures into shares or their sale, if they are kept in treasury, and also authorize the sale of any convertible debentures into shares issued by controlled companies held by the Company, and the Company may vest on the Board of Directors the authority to determine the time and conditions of the maturity, amortization or redemption; the interest payment terms and conditions; profit-sharing and reimbursement premium, if any; and the placement or subscription method; as well as the type of debentures;III. To decide on the appraisal of assets given by shareholders to pay up capital stock;

IVIII. To decide on the Company's transformation, merger, take-over and split-up; its dissolution and liquidation; to appoint and remove liquidators and appreciate their accounts;

V. To authorize the Company to grant guarantees to third parties' obligations, excluding its controlled companies' obligations;

VIIV. To suspend the rights of shareholders that do not comply with their duties imposed by law or by these By-laws or the Novo Mercado Listing Rules (the "Novo Mercado Rules") published by BM&FBOVESPA S.A. – Brazilian Securities, Commodities and Futures Exchange ("BM&FBOVESPA");

VII. V. To elect and remove, at any time, the members of the Board of Directors and the members of the Statutory Audit Committee;

VIIIVI. to determine the global or individual remuneration of the members of the Board of Directors, Board of Executive Officers and members of the Statutory Audit Committee;

IXVII. to annually take the accounts of the management and decide about the financial statements submitted by the management;

XVIII. to decide whether the Company shall file a civil liability law suit against the management for losses in the Company's assets, as provided in section 159 of Law No. 6,404/76;

XI. to authorize the sale of all or part of the shares of a controlled company;

XIIIX. to resolve in compliance with all provisions set forth in any law, the By-laws or the Novo Mercado Rules about capital stock increase by means of subscription of new shares, and on the issuance of any other bonds or securities, whether in Brazil or abroad as provided in the sole paragraph 1 of section 67 and whenever the limit of the authorized capital has been attained;

X. decide on the cancellation of the Register of Publicly-Held Company before the Securities and Exchange Commission of Brazil ("CVM");

XI. decide on the delisting of the Company from the Novo Mercado listing segment ("Novo Mercado") of BM&FBOVESPA;

XII. choose a company specialized in corporate appraisals to prepare an opinion concerning the appraisal of the Company's shares in the event of cancellation of Publicly-Held Company Register or delisting from the Novo Mercado as set forth in Article VIII of these By-laws, among the companies indicated in the triple list of companies established by the Board of Directors under Section 22.XXV. below; and,

XIII. ~~to decide on the issue of any other securities in Brazil or abroad, in particular the issue of shares and subscription bonus, in compliance with the laws and the provisions hereof;~~
~~XIV. to authorize the exchange of shares or other securities issued by controlled companies;XV.~~ to previously approve the execution of any agreements with a duration exceeding 12 (twelve) months between the Company or its controlled companies, on the one side, and the controlling shareholder or companies controlled, affiliated or under the same control or the controlling companies of the latter, or parties related to the Company, on the other side, except when those agreements are governed by uniform clauses.

~~**Sole Paragraph** - Without prejudice to the provision under paragraph 1, section 115 of Law No. 6,404/76, the holders of preferred shares shall have right to vote on the shareholders' meeting decisions mentioned in item XV of this section, as well as on those concerning the amendment or cancellation of the following provisions of these sections:~~

~~I. item XV of section 13;~~
~~II. sole paragraph of section 14; and~~
~~III. section 49.~~**Section** ~~**14**~~11 - The Shareholders' Meeting shall be convened by the Board of Directors, represented by its Chairman, and may also be convened as provided under the sole paragraph of section 123 of Law No. 6,404/76.

~~**Sole Paragraph** - In the hypotheses provided under section 136 of Law No. 6,404/76, the first call to the Shareholders' Meeting shall be made at least 30 (thirty) days in advance, and the second call at least eight (8) days in advance.~~

Section ~~**15**~~12 - The Shareholders' Meeting shall be opened by the Company's Chief Executive Officer or by its expressly appointed proxy, with specific authority therefore, who shall then elect the presiding board, formed by a chairman and a secretary, chosen among the attending individuals.

Sole Paragraph – In order to prove the shareholder status, it will be observed the provision of section 126 of Law No. 6,404/76; holders of uncertified or deposited shares shall deposit with the Company's head-office, no later than two (2) working days before the shareholders' meeting, their identity document and respective proxy, when needed, and the receipt/statement issued by the depository institution, issued no later than five (5) working days before the shareholders' meeting.

Section ~~**16**~~13 - The Shareholders' Meeting proceedings and resolutions shall be recorded in minutes, signed by the presiding board and the shareholders attending the meeting that represent, at least, the majority required for passing resolutions.
Paragraph One - The minutes shall be recorded as a summary of the facts, including dissents and protests.

Paragraph Two - Except as otherwise decided by the Meeting, the minutes shall be published without the shareholders' signatures.

Section ~~**17**~~14 - Annually, within the first four months following the end of the fiscal year, a annual Shareholders' Meeting shall be convened to:

I. take the management accounts; examine, discuss and vote the financial statements;

II. decide on the uses to which the net profits of the fiscal year should be put and on the distribution of dividends; and

III. elect the members of the Statutory Audit Committee and, when applicable, the members of the Board of Directors.

Section ~~18~~15 - A Special Shareholders' Meeting shall be convened whenever the Company interests so require.

Section ~~19~~ 16. – The shareholders shall exercise their voting rights in the Company's interests.

CHAPTER IV

COMPANY MANAGEMENT

SECTION I

GENERAL RULES

Section 20 - The Company shall be managed by the Board of Directors and by the Board of Executive Officers.

Paragraph One - The Board of Directors, as a decision body, shall carry out the high management of the Company.

Paragraph Two - The Board of Executive Officers is the Company's representative and executive body, and each one of its members shall act within his/her respective scope of authority, provided that the limits set forth in sections ~~13, 25~~10, 22 and ~~32~~28 of these By-laws are observed.

Paragraph Three - The duties and powers vested by law on each management body cannot be assigned to another.

Paragraph Four – The positions of Chairman of the Board of Directors and Chief Executive Officer or main executive officer of the Company shall not be held by the same manager cumulatively
Paragraph Five – The members of the Board of Directors and of the Board of Executive Officers are released from providing a pledge as guarantee of their term of office.

Section ~~21~~18 - Managers will take office by signing an instrument of appointment recorded in the Book of the Minutes of the Board of Directors or Executive Officers' Meetings, as the case may be.

Sole Paragraph - The member of the Board of Directors or the member of the Board of Executive Officers shall take office only after the execution of Statement of Consent from Senior Managers under the Novo Mercado Rules and the compliance with any applicable legal requirements

Section ~~22~~19 –At the taking of office, the Company's Managers shall sign, in addition to the instrument of appointment, a statement pursuant to which they shall adhere to the terms of the Company's ethics code and the "Policy of Disclosure and Use of Information and of Securities Trading" Manual.

Section 2320 – In addition to the events of death, resignation, dismissing and other events provided for in the law, the position shall become vacant whenever the manager fails to sign the instrument of appointment or the Statement of Consent from Senior Managers within the thirty (30) days as of its election or is absent from exercising its duties for more than thirty (30) consecutive days or ninety (90) non-consecutive days during the term of office, everything with no just cause, at the discretion of the Board of Directors.

Sole Paragraph One – The resignation from the position of manager shall be made upon written communication to the body integrated by the resigning member, and it shall become effective as of such moment to the Company and, to any third parties, after the filing of the document of resignation with the Board of Trade and its publication.

Section 24 - The managers' mandate shall be
Paragraph Two – Should any position in the Board of Directors be vacant, the member that is no longer in office shall be replaced by an alternate elected by the General Shareholders' Meeting specifically called for such purpose. The alternate elected by the General Shareholders' Meeting shall remain in office for the remaining term of office of the replaced member and, after such term, a new member of the Board of Directors shall be elected as provided in this Article IV.

Paragraph Three – The members of the Board of Directors shall be replaced in the event of absence or impediment by a proxy duly appointed insofar as such proxy is a member of the Board of Directors.

Paragraph Four – In the event of vacancy of a position of Director, the other Directors shall appoint an alternate that shall remain in office until the General Shareholders' Meeting is called for the purposes and under the terms of paragraph 2 of Section 20 hereof.

Section 21 – Managers shall serve a unified term of two (2) years, with reelection allowed.

Sole Paragraph – The managers' mandatesterms of office of the Managers shall be considered extended until the instatement of their elected successors take office.

SECTION II

BOARD OF DIRECTORS

Section 2522 – In addition to the duties provided by law, the Board of Directors is responsible for:

I. approving and following up the Company's annual budget, as well as that of its controlled companies, in addition to the goals action plan and business strategy plan for the period covered by the budget;

II. deciding on the Company's capital increase up to the limit of authorized capital, as provided in section 6 of these By-laws;issuance of shares, convertible debentures and non-convertible debentures within the limits of the authorized capital stock as per Section 7 of the present By-laws, and the Board of Directors may also exclude the preemptive rights or reduce the term for its exercise in the issuance of shares and convertible debentures which are placed for sale in the Stock Exchange or by public subscription or in a public tender offer for the acquisition of control under the terms set forth by law and the Novo Mercado Rules;

III. authorizing the issue of commercial papers for public offering;

IV. deciding, when so empowered by the Shareholders' Meeting, on the conditions for the issue of debentures, as provided in paragraph 1, section 59 of Law No. 6,404/76the maturity date and conditions, amortization or redemption, the date and conditions for interest payment, profit sharing and refund premium, if any, and the form of subscription or placement, as well as the other types of debentures;

V. authorizing the purchase of shares issued by the Company, for the purposes of cancellation or holding them in treasury and subsequent sale;

VI. deciding on the approval of a program of depository receipts issued by the Company;

VII. approving the purchase or sale, in hole or partially, by the Company of its interest in capital stock of other companies, ~~except in the case provided in item XI of section 13 of these By-laws~~including of companies under its control;

VIII. authorizing the exchange of shares and other securities, as well as the waiver of preemptive rights to the subscription of shares, debentures convertible into shares or subscription bonus issued by the controlled companies;

IX. authorizing the creation of subsidiary companies;

X. authorizing the Company, as well as its controlled companies and affiliates, to enter into, amend or terminate shareholders' agreements;

XI. previously approving any continuous rendering agreements, with a term equal to or below 12 (twelve) months, of an amount equal to or greater than R$5,000,000.00 (five million Reais) per year, between the Company or its controlled companies, on one side, and the controlling shareholder or controlled companies, affiliated, under common control or holding companies of the latter, or companies in any way related to the Company or its controlled companies~~,~~ on the other side;

XII. ~~submitting to the approval of the Shareholders' Meeting the performance of any business or transaction included among those listed in item XV of the section 13 of these By-laws;~~
~~XIII.~~ authorizing the granting of secured or personal guaranty by the Company in favor of third parties, controlled companies included, over the amount of R$ 30,000,000.00 (thirty million Reais);

~~XIV.~~ XIII. authorizing the sale or encumbrance of the Company's real estate properties, or those of the companies controlled thereby, whose book value is greater than R$~~250,000.00 (two~~100,000,000.00 (one hundred ~~and fifty thousand~~million Reais);

~~XV~~XIV. authorizing the sale or encumbrance of any assets integrating the Company's permanent assets, or those of the companies controlled thereby, whose book value is greater than R$~~5,000,000.00 (five~~ 30,000,000.00 (thirty million Reais);

~~XVI~~XV. authorizing the purchase by the Company, or by its controlled companies, of ~~assets for the permanent~~ assets whose individual value is greater ~~than 2% (two percent) of the Company's net worth, accrued on the latest annual balance sheet approved by the Shareholders's Meeting~~R$ 300,000,000.00 (three hundred million Reais);

~~XVII~~XVI. approving the contracting by the Company or its controlled companies of loans, financing or other transactions implying indebtedness to the Company or its controlled companies, whose individual value is higher than ~~two percent (2%) of the Company's net worth, accrued on the latest annual balance sheet approved by the Shareholder's Meeting~~R$ 300,000,000.00 (three hundred million Reais);

~~XVIII~~XVII. by virtue of the commitment of the Company~~'s social responsibilities~~ and ~~those of~~ its controlled companies with sustainable development, authorizing the performance of non-profit acts, for the benefit of employees or the community, whenever the value involved is greater than R$~~250,000.00 (two hundred and fifty thousand Reais)~~ 1,000,000.00 (one million Reais) and deliberate on the Company's Sustainability Policy, and such power of decision may be granted to one of its specialized committees eventually existing, so long as composed of, at least, one Independent Director, provided that the granting of guaranties to employees in the case of interstate and/or intercity transfers does not depend on previous approval by the Board of Directors;

XIXXVIII. approving the Company's supplementary pension plan and that of its controlled companies;

XXXIX. electing and dismissing, at any time, the Executive Officers, including the Chief Executive Officer, determining their specific titles, duties and scopes of authority in compliance with the provisions of these By-laws, and also approving the assignment of new duties to Executive Officers and any amendment to the composition and the duties of the Executive Officers;

XXIXX. dividing the total global remuneration amount established by the Shareholders' Meeting among the Directors and Executive Officers of the Company, as the case may be;

XXIIXXI. approving any Executive Officers' proposal concerning the Company's internal regulations with the respective organizational chart, including the scope of authority and specific duties of its Executive Officers;

XXIIIXXII. establishing the guidelines for Company proxies' vote in the Shareholders' Meetings of its controlled or affiliated companies, as far as the matters approved by the Board of Directors are concerned;

XXIVXXIII. appointing the Company's representatives in the management of the companies in which it holds capital interest;

XXXVXXXIV. electing and dismissing or replacing the Company's(i) independent auditors, provided that the recommendations ofafter the Statutory Audit Committee are observed;report, if instated, has been issued and (ii) independent real property appraisers

XXV. defining the triple list of companies expert in the economic appraisal of companies to prepare an appraisal of the Company's shares in the event of cancellation of Publicly-Held Company Register or delisting from the Novo Mercado as set forth in these By-laws.
XXVI. perform any other activity assigned to it by the Shareholders' Meeting; rendering an prior and grounded opinion for or against any tender offer for the acquisition of shares issued by the Company to be disclosed until fifteen (15) days prior to the publication of the tender offer call notice that shall address, at least, (i) the convenience and opportunity of the tender offer regarding the interest of the overall shareholders and the liquidity of the securities they hold; (ii) the repercussions of the tender offer on the Company's interests; (iii) the strategic plans disclosed by the offeror with regard to the Company; (iv) other points the Board of Directors consider pertinent, as well as the information required by the applicable rules set forth by CVM

XXVII. performing any other activity assigned to it by the Shareholders' Meeting; and

XXVII. XXVIII. deciding the cases not provided for herein and performing other duties not assigned to another body by law or by these By-laws.

Section 2623 - The Board of Directors is comprised of three (3) to nine (9at least five (5) and at most nineteen (19) permanent members and the same number of alternates.

Paragraph One – At least twenty percent (20%) of the members of the Board of Directors shall be Independent Directors, as per the definition of the Novo Mercado Rules, and shall also be considered independent the Director(s) elected as provided in paragraphs 4 and 5 of article 141 and in article 239 of Law 6,404/76.

Paragraph Two – Whenever the membership percentage results in a fraction, as a result of the compliance with the percentage set forth in the above paragraph, the number will be rounded under the Novo Mercado Rules.

Paragraph Three - The qualification as Independent Directors shall be expressly recorded in the Minutes of the General Shareholders' Meeting that elects them.

Section 2724 - The Directors and the respective alternates thereto shall be elected and dismissible by the Shareholders' Meeting, thatand the Board of Directors shall also appoint, among them, theits Chairman of the board.

Paragraph One - A Director shall have a spotless reputation; and except as waived by the Shareholders' Meeting, the following may not be elected: (I) those who hold positions in companies that might be considered competitors to the Company; or (II) those who have or represent conflicting interest with that of the Company. A DirectorDirectors shall not be ableentitled to exercise the right to vote in the case those samevoting rights or have access to information or take part in Board of Directors' Meetings in case the supervening impediments specified in this paragraph 1 superveneParagraph One arise.

Paragraph Two - Pursuant to Section 115, paragraph 1 of Law No. 6,404/76, the right to vote for the election of the Directors shall not be exercised in the circumstances where there is a conflict of interest with that of the Company.

Paragraph Three - A Director shall not have access to information nor attend a Board of Directors' meeting concerning matters in which he/she has or represents conflicting interest with the Company.

Section 28 – The members of the Board of Directors shall be replaced when they are absent, hindered or vacant, by the respective alternate thereto.

Sole Paragraph - In the case of a vacancy in the position of a permanent Director and, in the absence of the alternate thereto to serve for the remaining time of the mandate, the remaining Directors shall appoint a substitute that will exercise the office until the first Shareholders' Meeting.**Section 2925** - The Board of Directors shall meet regularly every quarter and whenever called for a special meeting by its Chairman, by any 2 (two) Directors or by the Company's Chief Executive Officer.

Paragraph One – The call notices shall be sent by mail, fax or e-mail, delivered at least 7 (seven) days in advance, except in the cases of evident urgency, at the sole discretion of the Chairman of the Board. The call notice shall specify the agenda.

Paragraph Two – The members of the Board are authorized to participate through video and/or audio conferences, everything with no prejudice to the effectiveness of the decisions made. Votes by letter, fax or e-mail are allowed as well, as long as they are received by the Chairman of the Board of Directors or the alternate thereto until the time of the respective meeting.

Paragraph Three – The Chairman of the Board of Directors may invite to attend the meetings of the body any other members of the Board of Executive Officers, other Company's high-ranked employees, as well as any third parties that may contribute with opinions or recommendations related to the matters to be decided on by the Board of Directors. The individuals invited to attend the meetings of the Board shall not be entitled to vote.

Section 3026 - The Board of Directors decisions shall be passed by majority of votes, with the presence of the majority of the Directors; and in the event of draw, the Chairman shall be entitled to the deciding vote.

Sole Paragraph – In any case, the Board of Directors meetings shall be recorded in minutes, which shall be signed by all that attended such meeting.

SECTION III

BOARD OF EXECUTIVE OFFICERS

Section 3127 - The Board of Executive Officers, who may or may not be shareholders themselves, shall be comprised of a minimum of two (2) and a maximum of nine (9) members.

All Executive Officers shall be elected by the Board of Directors, which may dismiss them at any time. Among the Executive Officers, one shall be entitled as Chief Executive Officer and the others shall be entitled as established by the Board of Directors.

Paragraph One - In the case of a vacant Executive Officer position, the Board of Directors shall elect a new Executive Officer or an alternate to fill it in for the unexpired term of mandate.

Paragraph Two - In the absence or temporary incapacity of any Officer, an alternate shall be appointed by the Chief Executive Officer or, in the event of his/her incapacity, by majority decision of the Executive Officers.

Section 3228 – Pursuant to the provisions of section 143, paragraph 2nd of Law No. 6,404/76, it is incumbent upon the Board of Executive Officers, acting as a decision body:
I. – approve the proposals, plans and projects to be submitted to the Board of Directors and/or the Shareholders' Meeting;

II – previously approve the execution of any agreements between the Company or its controlled companies, on one side, and the controlling shareholder or controlled companies, affiliates, companies subject to common control or controlling companies of the latter, or companies that otherwise are parties related to the Company or its controlled companies, on the other side, provided that the provisions of sections 1310 and 2522 hereof are observed;

III – authorize the participation of the Company or its controlled companies in any joint venture, partnership, consortium or any similar structure;

IV – authorize the sale or encumbrance of any Company's real estate properties, or those of its controlled companies, provided that the provisions of item XIVXIII of section 2522 of these By-laws are observed;

V - authorize the sale or encumbrance of any assets integrating the Company's permanent assets, or those of its controlled companies, whose book value is greater than R$1,000,000.00 (oneup to the value of R$ 30,000,000.00 (thirty million Reais), provided that the provisions of item XVXIV of section 2522 of these By-laws are observed;, as well as the as well as the offer of guarantees for third parties liabilities, within the limits set forth in item XII section 22 hereof

VI – approve the execution by the Company or by its controlled companies, of active or passive agreements for the supply or lease of goods or services whose annual value is greater than R$15,000,000.00 (fifteen million Reais);ratify, within the limits set forth in item XV of section 22, the purchase of materials and equipment and the execution of property, construction work and services agreements;

VII – approve the contracting by the Company or by its controlled companies of loans, financing, or any other transactions implying indebtedness to the Company or its controlled companies, whose individual value is greater than R$30,000,000.00 (thirty million Reais), provided that the provisions of item XVIIXVI of section 2522 of these By-laws are observed;

VIII – authorize the settlement in administrative or judicial proceedings, lawsuits or litigation related to the Company or its controlled companies, whenever the amount involved is greater than R$5,000,000.00 (five million Reais);

IX – by virtue of the Company's social responsibilities and those of its controlled companies, authorize the performance of non-profit acts to the benefit of employees or the community, provided that the provisions of item XVIIIXVII of section 2522 of the By-laws are observed;

X – approve the execution of collective agreements by the Company or its controlled companies;

XI – establish the internal policy of authorizations of the Company and of its controlled companies;
XII – authorize the appointment of proxies for the practice of the acts listed in this Section 32.28.

Section ~~33~~29 – The Board of Executive Officers shall meet whenever convened by the Chief Executive Officer or by 2 (two) members of the Board of Executive Officers.

Paragraph One - The call notices shall be sent by mail, fax or e-mail, delivered at least 2 (two) days in advance, except in the cases of evident urgency, at the sole discretion of the Chief Executive Officer. The call notice shall specify the agenda.

Paragraph Two – The officers are authorized to participate through video and/or audio conferences, everything with no prejudice to the effectiveness of the decisions made. Votes by letter, fax or e-mail are allowed as well, as long as they are received by the Chief Executive Officer or the alternate thereto until the time of the meeting.

Paragraph Three – The decisions of the Board of Executive Officers shall be made by majority of votes of the Executive Officers, and the Chief Executive Officer shall be entitled to the deciding vote in the event of draw.

Paragraph Four – In any event, the meetings of the Board of Executive Officers shall be recorded in minutes, which shall be signed by the attending officers.

Section ~~34~~30 - The Chief Executive Officer, acting severally, is vested with full powers to practice any and every act and sign any and every document on behalf of the Company, provided that the limits set forth by Sections ~~13, 25~~10, 22 and ~~32~~28 of these By-laws and under the law are observed.

Paragraph One – The Board of Directors is responsible for determining the scope of authority of each one of the other Executive Officers, as well as the value up to which they are authorized to perform acts and sign documents on behalf of the Company, provided that the limits set forth in ~~sections 13, 25~~Sections 10, 22 and ~~32~~28 of these By-laws and under the law are observed.

Paragraph Two – Without prejudice of the provision of paragraph one of this section, any of the Executive Officers may act severally in matters the value of which does not exceed R$100,000.00 (one hundred thousand Reais), as well as to represent the Company before third parties, including federal, state and local government agencies.

Section ~~35~~31 – Provided that the limits set forth in sections ~~13, 25, 32~~Sections 10, 22 and ~~34~~28 and 32 of these By-laws and under the law are observed, the Company shall be represented and shall be validly bound by the act or signature of: (I) any Executive Officer, acting severally, or (II) 2 (two) attorneys acting jointly. The Company may also be represented by a single attorney, acting severally, as long as the respective power of attorney has been signed by 2 (two) Executive Officers, one of them necessarily being the Chief Executive Officer.

Sole Paragraph - The powers of attorney granted by the Company shall be always signed by one Executive Officer, within the scope of authority of such Officer. The powers of attorney shall specify the powers granted and, except for those for judicial purposes, shall be valid for a maximum of 1 (one) year. The granting of powers of attorney "ad negotia" is prohibited.

Section ~~36~~32 – The Board of Executive Officers shall manage the Company strictly complying with the provisions of these By-laws and the applicable legislation, and the members thereof are not allowed to jointly or severally practice any act strange to the Company's corporate purposes.

CHAPTER V

STATUTORY AUDIT COMMITTEE

Section ~~37~~33 - The Statutory Audit Committee is the body responsible for the surveillance of the Company's management acts and information to shareholders, and shall be operated permanently.

Sole Paragraph – In addition to its ordinary duties, the Statutory Audit Committee also performs the function of Company's Audit Committee.

Section ~~38~~34 - The Statutory Audit Committee shall be comprised of 3 (three) to 5 (five) permanent members and ~~an equal number of alternates~~each one shall have an alternate, shareholders or not, elected by the Shareholders' Meeting.

Paragraph One The members of the Statutory Audit Committee shall be independent, and for such, they shall comply with the following requirements: I – not be or not have been in the past 3 (three) years an employee or manager of the Company or any company controlled thereby or under the common control therewith; II – not receive any remuneration, either directly or indirectly, from the Company or from a company controlled thereby or under the common control therewith, except for the remuneration as member of the Statutory Audit Committee. Individuals who are not qualified as independent, as provided for in this paragraph 1, may not be elected for the Statutory Audit Committee;

Paragraph Two – The members of the Statutory Audit Committee shall take office upon the execution of the instrument of instatement in office.

Paragraph Three – The members of the Statutory Audit Committee shall take office only after the execution of Statement of Consent from Statutory Audit Committee Members under provisions of the Novo Mercado Rules and the compliance with any applicable legal requirements.

Paragraph Four - The term of office of Statutory Audit Committee members shall end at the first Annual Shareholders' Meeting following the respective election, reelection being allowed. The members of the Statutory Audit Committee shall remain in office until their successors are installed.

Paragraph ~~Three~~Five - The members of the Statutory Audit Committee, in their first meeting, shall elect their Chairman, charged with effecting that organ's decisions.

Paragraph ~~Four~~Six - The Statutory Audit Committee may request the Company to appoint qualified staff to provide it clerical and technical support.

Paragraph ~~Five~~Seven - Upon their installation, the members of the Statutory Audit Committee shall sign, in addition to the instrument of taking of office, a statement whereby they shall abide by the rules of such agency's internal regulation, the Company's ethics code and the "Policy of Disclosure and Use of Information and of Securities Trading" Manual, as well as a statement certifying that they are not under any hindrance, as provided for in the internal regulation of the Statutory Audit Committee.

Section ~~39~~35 – In addition to the duties provided for at law, the Statutory Audit Committee shall, as the Company's Audit Committee:
I. advise the Board of Directors on the contracting of or the termination of the agreement with the Company's independent auditors;
II. previously approve the services to be rendered by the independent auditors, whether such services are audit services or not, as well as the respective fees to be paid by the Company, everything as provided for in the respective procedure as approved by the Statutory Audit Committee;
III. analyze the annual working plan of the Company's independent auditors, discuss the outcome of their activities, works and revisions made, as well as assess their performance and independence;
IV. issue opinions and judgments and supervise the activities of the Company's independent auditors, including, to the extent allowed by the law, assist in the settlement of any possible discrepancies between the management and the independent auditors as far as the submission of financial statements and information is concerned;
V. review the work plan of internal auditors, discuss the outcome of their activities, works and revisions made;

VI. analyze the efficacy of the Company's internal control systems and risk management, in order to monitor the compliance with the provisions related to the submission of financial statements and information, among other things;
VII. carry out the duties provided for in the internal regulation of the Statutory Audit Committee related to receiving, processing and handling anonymous denunciations pertaining to any accounting, internal accounting control or audit matters ("reporting channel").

Section ~~40~~36 - The Statutory Audit Committee shall meet regularly every quarter, and specially whenever needed.

Paragraph One - The meetings shall be convened by the Chairman of the Statutory Audit Committee or by 2 (two) of its members or by the Company's Chief Executive Officer, and they shall be established upon the attendance of the majority of its members.

Paragraph Two - The Committee resolutions shall be passed by majority vote, the majority of its members being present and the dissenting member of the Statutory Audit Committee shall state his dissenting opinion on the meeting minutes and shall inform it to the managing organs and the Shareholders' Meeting.

Section ~~41~~37- The members of the Statutory Audit Committee shall be replaced in their absence or incapacity by their respective alternates.

Section ~~42~~38 - In addition to the events of death, resignation, removal and others provided by law, a position shall become vacant when the member of the Statutory Audit Committee fails to appear at 2 (two) consecutive meetings or 3 (three) non-consecutive meetings in a fiscal year.

Paragraph One - In the event a position in the Committee becomes vacant, the replacement shall be effected as provided under section ~~41~~37 hereof.

Paragraph Two - If a position in the Statutory Audit Committee becomes vacant and there is no alternate to be called to serve for the remaining term of office, a Shareholders' Meeting shall be convened to elect the alternate.

Section ~~43~~39 - The remuneration of the members of the Statutory Audit Committee shall be determined by the Annual Shareholders' Meeting electing them, and for each acting member it shall not be less than one tenth of the average remuneration paid to each Executive Officer, not counting profit sharing.

Sole Paragraph - The acting alternate shall be entitled to the member's remuneration for the replacement period, counted month by month, on which case the permanent member shall not receive the monthly remuneration.

Section ~~44~~40 – As suggested by the Statutory Audit Committee, the Company's Shareholders' Meeting shall set aside, on an annual basis, a reasonable amount to pay the expenses incurred by the Statutory Audit Committee, which shall be incurred pursuant to the budget approved by the majority of its members.

Paragraph One – The Company's management shall take the actions required for the Company to bear all costs and expenses as approved by the Statutory Audit Committee, provided that the limit established by the Company's Shareholders' Meeting is observed.

Paragraph Two – The Statutory Audit Committee, upon decision of the majority of its members, may hire external consultants, including independent auditors and lawyers, to assist it in complying with its duties and assignments, provided that the annual budgetary limit determined by the Shareholders' Meeting is observed, as provided in the head paragraph hereof.

CHAPTER VI

FISCAL YEAR AND FINANCIAL STATEMENTS

Section ~~45~~41 - The fiscal year shall last one year, starting on January 1st (first) of each year and ending on the last day of the month of December.

Section ~~46~~42 - The Management shall submit to the Annual Shareholders' Meeting, together with the financial statements, a proposal for employee profit sharing and for the destination of the net income of the year.

Paragraph One - The net income shall have the following destination:
I. 5% (five percent) for the legal reserve, up to 20% (twenty percent) of the paid-up capital;
II. 25% (twenty-five percent) of the net income, restated pursuant to items II and III of section 202 of Law No. 6,404/76 shall be distributed as mandatory minimum dividend to all shareholders~~, respecting the provisions of the next section; such amount shall be increased to meet the amount required to pay the preferred shares priority dividend~~.

Paragraph Two - The net income balance not allocated to the payment of the mandatory minimum dividend~~ nor to the preferred shares priority dividend~~ shall be allocated to a supplementary reserve for the expansion of corporate business, and shall not exceed 80% (eighty percent) of the capital stock. Once that limit is reached, the Shareholders' Meeting shall decide on the destination of the balance, either distribution to shareholders or capitalization.

~~**Section 47** - The amount corresponding to the mandatory minimum dividend shall be destined to the payment of the preferred shares priority dividend up to the preference limit; then the owners of common shares shall be paid, up to the same limit of preferred shares; the balance, if any, shall be prorated among all shareholders.~~

Paragraph ~~One~~Three - The management may pay or credit interest on capital as provided under paragraph 7, section 9 of Law No. 9,249/95 and applicable laws and regulations, which can be deducted from the mandatory dividends under section 202 of Law No. 6,404/~~76, even when included in the preferred shares minimum dividend.~~76.

Paragraph ~~Two~~Four - Dividends not claimed within a period of 3 (three) years shall revert to the Company.

CHAPTER VII

LIQUIDATION

Section 48 - The Company shall be liquidated in the cases provided by law, or upon decision of the Shareholders' Meeting, which shall determine the method of liquidation, elect the liquidator and install the Statutory Audit Committee for the liquidation period, electing its members and determining their respective remuneration.

ARTICLE VIII

DISPOSAL OF THE EQUITY CONTROL, CANCELLATION OF THE PUBLICLY-HELD COMPANY REGISTER AND DELISTING FROM THE NOVO MERCADO

Section 44 – For the purposes of the present By-laws, the terms hereunder, whether in the singular or in the plural, shall have the following meanings:

"*Controlling Shareholder*" means the shareholder(s) or Group of Shareholders that hold Controlling Power over the Company.

"*Selling Controlling Shareholder*" *means* the Controlling Shareholder that disposes of its Controlling Interest in the Company.

"*Free Float*" means all the shares issued by the Company, except for the shares held by the Controlling Shareholder, by persons bound to the Controlling Shareholder, and treasury shares.

"*Senior Manager*", when in the singular, means the executive officers and members of Board of Directors of the Company individually, and when in the plural, the executive officers and members of the Board of Directors as a whole.

"*Disposal of Company's Control*" means the transfer of the Controlling Shares to a third party for consideration.

"*Controlling Power*" means the effective power used to direct the Company's activities and to establish the guidelines for the operation of its management bodies, directly or indirectly, in fact or under the law, regardless of the equity interest that is held. An individual or Group of Shareholders are presumed hold the control of the Company if they hold enough shares to ensure an absolute majority of votes accorded to the shareholders present to the Company's last 3 (three) general shareholders' meetings, even if they do not hold the number of shares that actually provide them with an absolute majority of the voting stock.

"*Statement of Consent from Controlling Shareholders*" means the instrument whereby the new Controlling Shareholders, or the shareholder(s) joining the Company's controlling group, accept personal liability for complying with the Novo Mercado Agreement, these Listing Rules, the Arbitration Clause, Sanctions and Arbitration Rules, according to the model included in Exhibit B of the Novo Mercado Rules.

"*Economic Value*" means the value of the Company and its shares as determined by a specialized company upon the use of reputable methodology or with grounds on any other criteria to be established by CVM.

Section 45 – The Disposal of the Company's Control, whether by means of a single transaction or successive transactions, shall be carried out under a condition precedent or subsequent that the Buyer undertakes to make a public tender offer to acquire all shares held by the other Company's shareholders, and this public tender offer must comply with terms and conditions set forth in the statutory laws in force and the Novo Mercado Rules, so as to warrant that shareholders shall be given the same treatment as the Selling Controlling Shareholder.

Sole Paragraph – The public tender offer established herein shall also be required: (i) whenever there is an assignment for consideration of subscription rights for shares and other securities, or rights related to securities convertible into shares that results in Disposal of Company's Control; or (ii) in the event of disposal of the controlling interest by a company that holds the Company's Control, in which case, the Selling Controlling Shareholder shall inform BOVESPA of the value assigned to the Company in such transaction and provide documents that support the valuation.

Article 46 – The individual that acquires the Company's Control through a private share purchase agreement entered into with the Controlling Shareholder, regardless of the number of shares involved, shall: (i) make the public tender offer referred to in section 45 above; and, (ii) pay, as provided herein, an amount equivalent to the difference between the public tender offer price and the value paid for a share contingently acquired in a stock exchange in the 6 (six) months before the date of Disposal of Control, duly adjusted until payment date. Such amount shall be distributed among all the shareholders that have sold their Company's shares on the floor of the Stock Exchange where the Buyer made the acquisitions, proportionally to the daily net selling balance of each share, and BM&FBOVESPA S.A. shall operate the distribution in accordance with its rules.

Section 47 – The Company shall not the register any transfer of shares to the Buyer or to whoever holds the Controlling Power, until they execute the Statement of Consent from Controlling Shareholders set forth in the Novo Mercado Rules.

Section 48 - No shareholders' agreements that provides for the exercise of Controlling Power shall be filed in the Company's headquarters unless the parties to the agreement execute a Statement of Consent from Controlling Shareholders set forth in the Novo Mercado Rules.

Section 49 – In the public tender offer to be made by the Controlling Shareholder or the Company for the cancellation of its register as a publicly-held company, the minimum offer price shall correspond to the Economic Value determined in the appraisal report prepared under Section 49(1) and (2), in compliance with all applicable legal rules and regulations.

Paragraph One – The appraisal report mentioned in the head section of this Section 49 shall be prepared by a specialized institution or company with proven experience and independent from the Company's decision-making powers, its Managers and/or the Controlling Shareholder, in addition to meeting the requirements of article 8(1) of Law 6404/76, and including the liability set out in article 8(6) of same law.

Paragraph Two - The General Shareholders' Meeting shall be solely incumbent on choosing the specialized institution or company that shall determine the Company's Economic Value from a triple list submitted by the Board of Directors, and the resolution shall be adopted by majority of votes of the shareholders representing Free Float present to such meeting that, if convened in the first call, shall a quorum of shareholders representing at least twenty percent (20%) of total Free Float or, if convened in second call, may have a quorum composed of any number of shareholders representing Free Float, not counting blank votes.

Section 50 – In the event the Company's delisting from the Novo Mercado is decided so that the securities it issues may be registered for trade outside the Novo Mercado, or by reason of corporate reorganization, whereby the company resulting from such reorganization does not qualify for trading its securities in the Novo Mercado within a term of one hundred and twenty (120) days as of the date of the General Shareholders' Meeting that approved such transaction, the Controlling Shareholder shall make a public tender offer to acquire the other shareholders' shares, at least for the Economic Value to be assessed in the appraisal report prepared under Section 49(1) and (2), and in compliance with all applicable rules and regulations.

Section 51 - In the event there is no Controlling Shareholder, and the Company's delisting from the Novo Mercado is decided so that the securities it issues may be registered for trade outside the Novo Mercado, or by reason of corporate reorganization, whereby the company resulting from such reorganization does not qualify for trading its securities in the Novo Mercado within a term of one hundred and twenty (120) days as of the date of the General Shareholders' Meeting that approved such transaction, such delisting shall be conditioned to a public tender offer being made to acquire the Company's shares under same conditions provided in Section 50 above.

Paragraph One – Such General Shareholders' Meeting shall determine the individual(s) responsible for the making the public tender offer for the acquisition of shares, which shall be present at the General Shareholders' Meeting and shall expressly undertake such obligation.

Paragraph Two – If the General Shareholders' Meeting fails to determine the individuals responsible for making the public tender offer, in the event of a corporate reorganization transaction, whereby the company resulting from such reorganization does not qualify for trading its securities in the Novo Mercado, the shareholders that voted in favor of the corporate reorganization shall make such tender offer.

Section 52 – The Company's delisting from the Novo Mercado due to its non-compliance with the liabilities set forth in the Novo Mercado Rules is conditioned to a public tender offer being made for the acquisition of shares, at least, for the Economic Value to be assessed in the appraisal report prepared under Section 49 hereof, and in compliance with all applicable rules and regulations.

Paragraph One – The Controlling Shareholder shall make a public tender offer for the acquisition of shares as provided in the head section hereof.

Paragraph Two - In the event there is no Controlling Shareholder, and the Company's delisting from the Novo Mercado results from a deliberation of the General Shareholders' Meeting, the shareholders that voted in favor of such deliberation that implied the non-compliance shall make the public tender offer for the acquisition of shares provided in the head section hereof.

Paragraph Three - In the event there is no Controlling Shareholder, and the Company's delisting from the Novo Mercado referred in the head section hereof occurs by reason of an administrative act of fact, Company's Senior Managers shall call a General Shareholders' Meeting which agenda shall be the deliberation on how to cure the non-compliance with the liabilities set forth in the Novo Mercado Rules or, if required, deliberate on the Company's delisting form the Novo Mercado.

Paragraph Four – Should the General Shareholders' Meeting mentioned in Paragraph Three above decides for the Company's delisting from the Novo Mercado, such General Shareholders' Meeting shall determine the individual(s) responsible for the making the public tender offer for the acquisition of shares, which shall be present at the General Shareholders' Meeting and shall expressly undertake such obligation.

ARTICLE IX
ARBITRATION

Section 53 - The Company, its shareholders, Senior Managers and Statutory Audit Committee members shall refer to arbitration before the Market Arbitration Panel any disputes or controversies that may arise among them, in particular with relation to or origin on the enforcement, validity, effectiveness, construction, violation, and related effects, of the provisions set forth in the Corporation law, Company's By-laws, rules enacted by the National Monetary Council, the Central Bank of Brazil and Securities and Exchange Commission of Brazil, as well as in any other applicable rules to the functioning of the overall capital markets, in addition to the rules set forth in the Novo Mercado Listing Rules, the Arbitration Rules, the Sanctions Rules and the Novo Mercado Agreement.

CHAPTER VIII

~~GENERAL AND~~ TEMPORARY PROVISIONS

Section ~~49~~54 – Upon the listing of the Company in the Novo Mercado:

I. The Company, its shareholders, Senior Managers and Statutory Audit Committee, as instated, shall be subject to the provisions of the Novo Mercado Rules;

II. The capitalized terms in the present By-laws that have not been defined herein shall have the meaning attributed to them in the Novo Mercado Rules;

III. The provisions of the Novo Mercado Rules shall supersede statutory provisions, in case of harm to the rights of addressees of the public tender offers provided for herein.

Section 55 - The approval by the Company, through its representatives, of the merger, split-up, takeover or dissolution of its controlled companies shall be preceded by an economic-financial analysis by an internationally acknowledged independent company, that shall confirm equitable treatment is being provided to all companies involved, the shareholders of which shall be granted ample access to the report on that analysis.

Section ~~50~~56 – These By-laws shall be interpreted in good faith. The Shareholders and the Company shall act in their relationship with the strictest good faith, both subjectively and objectively.

*****

EXHIBIT 3.2

BYLAWS WITH DETAILED EXPLANATION OF EACH AMENDMENT SUGGESTED

Estatuto Social Atual	Estatuto Social Proposto	Alterações – Origem, Justificativa e Análise dos Efeitos
Chapter I **The Company's Characteristics**		
Section 1 - TIM PARTICIPAÇÕES S.A. is a publicly-held company, governed by these By-laws and by the applicable legislation.	**Section 1 -** TIM PARTICIPAÇÕES S.A. (the "Company") is a publicly-held company, governed by these By-laws and by the applicable legislation.	- Rephrasing to allow the Bylaws to fit into the Novo Mercado Rules. - Legal and economic effects have not been forecasted.
Section 2 - The purpose of the Company is to: I. Control the companies which explores telecommunications services, including mobile personal telephone services and others, in their respective authorization and/or concession areas; II. Promote, through its controlled or affiliated companies, the expansion and implementation of mobile telephone services in their respective concession and/or authorization areas; III. Promote, perform or give guidance in relation to the borrowing of funds from internal and external sources to be invested by the Company or by its controlled companies;	(Unchanged)	(Unchanged)

Estatuto Social Atual	Estatuto Social Proposto	Alterações – Origem, Justificativa e Análise dos Efeitos
IV. Promote and incentive study and research activities for the development of the mobile telephone services industry; V. Provide specialized technical mobile telecommunications services through controlled or affiliated companies; VI. Promote, incentive and coordinate, through controlled or affiliated companies, the education and training of the staff required by the mobile telephone services industry; VII. Perform or promote the import of goods and services for the controlled or affiliated companies; VIII. Engage in any other activities related or akin to its purpose; and IX. Hold interest in the corporate capital of other companies.		
Section 3 - The Company is headquartered and its forum is based in the city and State of Rio de Janeiro, at Avenida das Américas, No. 3,434, 1st Block 1, 7th floor – Part; upon resolution of its Board of Directors, the Company may open and close branches and offices anywhere in Brazil or abroad.	**Section 3** - The Company is headquartered and its forum is based in the city and State of Rio de Janeiro, at Avenida das Américas, No. 3,434, 1st Block 1, 7th floor – Part; upon resolution of its Board of Directors, the Company may open and close branches and offices anywhere in Brazil or abroad.	- Authority granted to the Board of Directors to open and close branches, subsidiaries, offices and facilities, according to common market practices. - Legal and economic effects have not been forecasted.
Section 4 - The duration term of the Company is	(Unchanged)	(Unchanged)

Estatuto Social Atual	Estatuto Social Proposto	Alterações – Origem, Justificativa e Análise dos Efeitos
indeterminate.		
Chapter II **Capital Stock**		
Section 5 - The subscribed and fully-paid capital stock is of eight billion, one hundred and forty-nine million, ninety-six thousand, twenty-four Reais and thirteen cents (R$8,149,096,024.13), represented by two billion, four hundred and seventy-five million, seven hundred and thirty-five thousand and sixty (2,475,735,060) shares, of which eight hundred and forty-three million, two hundred and eighty-one thousand, four hundred and seventy-seven (843,281,477) are common shares and one billion, six hundred and thirty-two million, four hundred and fifty-three thousand, five hundred and eighty-three (1,632,453,583) are preferred shares, all of them nominative shares, with no par value.	**Section 5 -** The subscribed and fully-paid capital stock is of eight billion one hundred sixty-four million six hundred sixty-four thousand six hundred and twenty-eight Brazilian Reals and sixty-six cents (R$8,164,664,628.66) divided into two billion two hundred seventeen million three hundred seventy-four thousand two hundred seventy-nine 2,217,374,279 common shares all nominative, book-entry and with no-par value.	- The amendments herein reflect the conversion of the total preferred shares into common shares issued by the Company to adapt the Bylaws to the Novo Mercado Rules. - Legal and economic effects of this amendment were examined in Exhibit II.1 and Exhibit II.2 of the present Proposal
(Provision without correspondence in the original Bylaws)	**Sole Paragraph** – The Company shall not issue preferred shares.	- Rephrasing to allow the Bylaws to fit into the Novo Mercado Rules - Legal and economic effects have not been forecasted.
(Provision 9º of original Bylaws)	**Section 6** – Each common share corresponds to 1 (one) vote in the Shareholders' Meeting resolutions.	- Formal amendment, wording transferred from Section 9 of the original Bylaws.

Estatuto Social Atual	Estatuto Social Proposto	Alterações – Origem, Justificativa e Análise dos Efeitos
Section 6 - The Company is authorized to increase the capital stock upon resolution of the Board of Directors, irrespective of an amendment to these By-laws, up to a limit of two billion and five hundred million (2,500,000,000) shares, either common or preferred shares.	**Section 7** - The Company is authorized to increase the capital stock upon resolution of the Board of Directors, irrespective of an amendment to these By-laws, up to a limit of four billion four hundred and fifty thousand million (4,450,000) common shares.	- Increase of the authorized capital limit, since Company's current capital stock (represented by 2,475,735,060 shares) is near the limit of the authorized capital stock in force. - This amendment increases the Company's fund-raising capacity through shares; however, no immediate economic effects have been forecasted.
Sole Paragraph – Within the limits of the authorized capital stated in the caput of this section, the Company may grant stock options to its officers, employees or individuals rendering services to the Company or to its controlled companies, in compliance with the plan approved by the Shareholders' Meeting.	**Paragraph One** – Within the limits of the authorized capital set forth in the caput section of Section 7, the Company may grant stock options to its officers, employees or any individuals that render services to the Company or its controlled companies, as per the plan approved by the General Shareholders' Meeting.	(Renumbered)
(Article without correspondence in the original Bylaws)	**Paragraph Two** –.Within the limits of the authorized capital set forth in the caput section of Section 7, the Board of Directors may decide on the issuance of debentures and convertible debentures.	- Authority granted to the Board of Directors under the Provisional Presidential Decree no. 517 of December 30, 2010 that amended, among others, Article 59 of Law no. 6404/76. - This amendment increases fund-raising capacity to be authorized by the Company's Board of Directors; however, no immediate economic effects have been forecasted

Estatuto Social Atual	Estatuto Social Proposto	Alterações – Origem, Justificativa e Análise dos Efeitos
Section 7 - The capital stock is represented by common and preferred shares, with no par value; there is no obligation of keeping a ratio between them in capital increases, except as otherwise provided by the law or hereby.	Provision excluded.	- Provision excluded to allow the Bylaws to fit into the Novo Mercado Rules. - Legal and economic effects have not been forecasted.
Section 8 - The Shareholders' Meeting may cancel the preemptive right in the issue of shares, convertible debentures and subscription bonus, which placement is made by: I. Public subscription or public trading; II. Exchange for shares of stock in a tender bid for the controlling interest, pursuant to sections 257 through 263 of Law No. 6,404/76; III. Use of tax incentives, as provided in the applicable special law.	Provision excluded.	- Provision excluded in light of the Provisional Presidential Decree no. 517 of December 30, 2010 that amended, among others, Article 59 of Law no. 6404/76, allowing authority to be granted to teh Board of Directors (refer to current Section 22(II) of the Bylaws). - Indirectly, this amendment increases the fund-raising capacity to be authorized by the Company's Board of Directors; however, no immediate economic effects have been forecasted.
Section 9 - Each common share corresponds to 1 (one) vote in the Shareholders' Meeting resolutions.	Provision excluded.	- Formal amendment that transferred the wording to current Section 6 of the Bylaws.
Section 10 - Preferred shares have no right to vote, except in the case provided in the sole paragraph of section 13 hereof, being assured to them the following priority or advantages: I priority in the capital stock refund, without any premium;	Provision excluded.	- Provision excluded to allow the Bylaws to fit into the Novo Mercado Rules. - Legal and economic effects have not been forecasted.

Estatuto Social Atual	Estatuto Social Proposto	Alterações – Origem, Justificativa e Análise dos Efeitos
II payment of a minimum and non-cumulative dividend of 6% (six percent) per year over the amount resulting from the division of the subscribed capital stock by the total number of shares issued by the Company.		
Paragraph One: Preferred shareholders are ensured the right to receive, every year, a dividend on their shares corresponding to 3% (three percent) of the book value of the share, as stated in the last approved balance sheet, whenever the dividend determined by this criterion is higher than the dividend calculated by applying the criterion set forth in item II of this section.	Provision excluded.	- Provision excluded to allow the Bylaws to fit into the Novo Mercado Rules. - The legal and economic effects of this amendment were examined in Exhibit II.1 and Exhibit II.2 of the present Proposal
Paragraph Two – Preferred shares shall acquire the right to vote in the event the Company ceases paying the minimum dividends provided above for three (3) consecutive years, and shall retain such right until the full payment, in the event such dividends are non-cumulative, or until the cumulative dividends in arrears are paid, all pursuant to paragraph 1, section 111 of Law No. 6,404/76.	Provision excluded.	- Provision excluded to allow the Bylaws to fit into the Novo Mercado Rules. - The legal and economic effects of this amendment were examined in Exhibit II.1 and Exhibit II.2 of the present Proposal.
Section 11 – The shares of Company shall be book entry shares and shall be kept in a deposit account, at a financial institution, on behalf of their holders, with no issuance of share certificates.	**Section 8** – The shares of Company shall be book entry shares and shall be kept in a deposit account, at a financial institution, on behalf of their holders, with no issuance of share certificates.	(Renumbered)

Estatuto Social Atual	Estatuto Social Proposto	Alterações – Origem, Justificativa e Análise dos Efeitos
The depository institution may charge shareholders for the cost of transferring their shares, as provided in section 35, paragraph 3rd of Law No. 6,404/76.	The depository institution may charge shareholders for the cost of transferring their shares, as provided in section 35, paragraph 3rd of Law No. 6,404/76	
Chapter III **Shareholders' Meeting**		
Section 12 – The Shareholders' Meeting is the ruling body of the Company, with authority to decide on all business concerning its corporate purpose and take the actions deemed convenient to the protection and development of the Company.	**Section 9** – The Shareholders' Meeting is the ruling body of the Company, with authority to decide on all business concerning its corporate purpose and take the actions deemed convenient to the protection and development of the Company.	(Renumbered)
Section 13 – The following are exclusive powers of the Shareholders' Meeting:	**Section 10 –** The following are exclusive powers of the Shareholders' Meeting:	(Renumbered)
I. to amend the By-laws;	I. to amend the By-laws;	(Renumbered)
II. to authorize the issue of debentures and convertible debentures into shares or their sale, if they are kept in treasury, and also authorize the sale of any convertible debentures into shares issued by controlled companies held by the Company, and the Company may vest on the Board of Directors the authority to determine the	Provision excluded.	- Provision excluded in light of the Provisional Presidential Decree no. 517 of December 30, 2010 that amended, among others, Article 59(1) of Law no. 6404/76, allowing authority to be granted to the Board of Directors (refer to current Section 22(II) and (IV) of the Bylaws). - This amendment increases the fund-raising

Estatuto Social Atual	Estatuto Social Proposto	Alterações – Origem, Justificativa e Análise dos Efeitos
time and conditions of the maturity, amortization or redemption; the interest payment terms and conditions; profit-sharing and reimbursement premium, if any; and the placement or subscription method; as well as the type of debentures;		capacity to be authorized by the Company's Board of Directors; however, no immediate economic effects have been forecasted.
III. To decide on the appraisal of assets given by shareholders to pay up capital stock;	II. To decide on the appraisal of assets given by shareholders to pay up capital stock;	(Renumbered)
IV. To decide on the Company's transformation, merger, take-over and split-up; its dissolution and liquidation; to appoint and remove liquidators and appreciate their accounts;	III. To decide on the Company's transformation, merger, take-over and split-up; its dissolution and liquidation; to appoint and remove liquidators and appreciate their accounts;	(Renumbered)
V. To authorize the Company to grant guarantees to third parties' obligations, excluding its controlled companies' obligations;	Current Section 22, XII	- Authority transferred to the Board of Directors to authorize the offer of guarantees for third-party obligations. - No immediate economic effects have been forecasted.
VI. To suspend the rights of shareholders that do not comply with their duties imposed by law or by these By-laws;	IV. To suspend the rights of shareholders that do not comply with their duties imposed by law or by these By-laws or the Novo Mercado Listing Rules (the "Novo Mercado Rules") published by BM&FBOVESPA S.A. – Brazilian Securities, Commodities and Futures Exchange ("BM&FBOVESPA");	- Rephrasing to allow the Bylaws to fit into the Novo Mercado Rules. - Legal and economic effects have not been forecasted.

Estatuto Social Atual	Estatuto Social Proposto	Alterações – Origem, Justificativa e Análise dos Efeitos
VII. To elect and remove, at any time, the members of the Board of Directors and the members of the Statutory Audit Committee;	V. To elect and remove, at any time, the members of the Board of Directors and the members of the Statutory Audit Committee;	(Renumbered)
VIII. to determine the global or individual remuneration of the members of the Board of Directors, Board of Executive Officers and members of the Statutory Audit Committee;	VI. to determine the global or individual remuneration of the members of the Board of Directors, Board of Executive Officers and members of the Statutory Audit Committee;	(Renumbered)
IX. to annually take the accounts of the management and decide about the financial statements submitted by the management;	VII. to annually take the accounts of the management and decide about the financial statements submitted by the management;	(Renumbered)
X. to decide whether the Company shall file a civil liability law suit against the management for losses in the Company's assets, as provided in section 159 of Law No. 6,404/76;	VIII. to decide whether the Company shall file a civil liability law suit against the management for losses in the Company's assets, as provided in section 159 of Law No. 6,404/76;	(Renumbered)
XI. to authorize the sale of all or part of the shares of a controlled company;	Current Section 22 VII	- Authority transferred to the Board of Directors to authorize the disposal of shares of companies under the Company's control. - Immediate economic effects have not been forecasted.
XII. to resolve about capital stock increase by means of subscription of new shares, as provided in the sole paragraph of section 6 and whenever the limit of the authorized capital has been attained;	IX. to resolve in compliance with all provisions set forth in any law, the By-laws or the Novo Mercado Rules about capital stock increase by means of subscription of new shares, and on the issuance of any other bonds or securities,	- Rephrasing to allow the Bylaws to fit into the Novo Mercado Rules. - Amendment to adjust the provision to the authority granted to the Board of Directors under Section 7(1) of the Bylaws.

Estatuto Social Atual	Estatuto Social Proposto	Alterações – Origem, Justificativa e Análise dos Efeitos
	whether in Brazil or abroad as provided in the paragraph 1 of section 7 and whenever the limit of the authorized capital has been attained;	- Legal and economic effects have not been forecasted.
XIII. to decide on the issue of any other securities in Brazil or abroad, in particular the issue of shares and subscription bonus, in compliance with the laws and the provisions hereof;	Provision consolidated in item IX of Section 10	- Formal rephrasing. - Legal and economic effects have not been forecasted.
XIV. to authorize the exchange of shares or other securities issued by controlled companies;	Current Article 22 VIII.	- Authority transferred to the Board of Directors for the exchange of shares and other securities issued by companies under the Company's control. - Immediate economic effects have not been forecasted.
(Provision without correspondence in the original Bylaws)	X. decide on the cancellation of the Register of Publicly-Held Company before the Securities and Exchange Commission of Brazil ("CVM");	- Rephrasing to allow the Bylaws to fit into the Novo Mercado Rules. - Legal and economic effects have not been forecasted.
(Aricle without correspondence in the original Bylaws)	XI. decide on the delisting of the Company from the Novo Mercado listing segment ("Novo Mercado") of BM&FBOVESPA;	- Rephrasing to allow the Bylaws to fit into the Novo Mercado Rules. - Legal and economic effects have not been forecasted.
(Aricle without correspondence in the original Bylwas)	XII. choose a company specialized in corporate appraisals to prepare an opinion	- Rephrasing to allow the Bylaws to fit into the Novo Mercado Rules.

Estatuto Social Atual	Estatuto Social Proposto	Alterações – Origem, Justificativa e Análise dos Efeitos
	concerning the appraisal of the Company's shares in the event of cancellation of Publicly-Held Company Register or delisting from the Novo Mercado as set forth in Article VIII of these By-laws, among the companies indicated in the triple list of companies established by the Board of Directors under Section 22,XXV, below; and,	- Legal and economic effects have not been forecasted..
XV. to previously approve the execution of any agreements with a duration exceeding 12 (twelve) months between the Company or its controlled companies, on the one side, and the controlling shareholder or companies controlled, affiliated or under the same control or the controlling companies of the latter, or parties related to the Company, on the other side, except when those agreements are governed by uniform clauses.	XIII. to previously approve the execution of any agreements with a duration exceeding 12 (twelve) months between the Company or its controlled companies, on the one side, and the controlling shareholder or companies controlled, affiliated or under the same control or the controlling companies of the latter, or parties related to the Company, on the other side, except when those agreements are governed by uniform clauses.	(Renumbered)
Sole Paragraph - Without prejudice to the provision under paragraph 1, section 115 of Law No. 6,404/76, the holders of preferred shares shall have right to vote on the shareholders' meeting decisions mentioned in item XV of this section, as well as on those concerning the amendment or cancellation of the following provisions of these sections: I. item XV of section 13; II. sole paragraph of section 14; and	Provision excluded	- Provision excluded to allow the Bylaws to fit into the Novo Mercado Rules. - Legal and economic effects have not been forecasted.

Estatuto Social Atual	Estatuto Social Proposto	Alterações – Origem, Justificativa e Análise dos Efeitos
III. section 49.		
Section 14 - The Shareholders' Meeting shall be convened by the Board of Directors, represented by its Chairman, and may also be convened as provided under the sole paragraph of section 123 of Law No. 6,404/76.	**Section 11** - The Shareholders' Meeting shall be convened by the Board of Directors, represented by its Chairman, and may also be convened as provided under the sole paragraph of section 123 of Law No. 6,404/76.	(Renumbered)
Sole Paragraph - In the hypotheses provided under section 136 of Law No. 6,404/76, the first call to the Shareholders' Meeting shall be made at least 30 (thirty) days in advance, and the second call at least eight (8) days in advance.	Provision excluded	- Provision excluded to decrease the term to call a General Shareholders' Meeting in the events provided in Article 136 of Law 6404/76 from thirty (30) days to fifteen (15) days, as provided in Article 124 (1) (II) of Law 6404/76. - Economic effects have not been forecasted.
Section 15 - The Shareholders' Meeting shall be opened by the Company's Chief Executive Officer or by its expressly appointed proxy, with specific authority therefore, who shall then elect the presiding board, formed by a chairman and a secretary, chosen among the attending individuals.	**Section 12** - The Shareholders' Meeting shall be opened by the Company's Chief Executive Officer or by its expressly appointed proxy, with specific authority therefore, who shall then elect the presiding board, formed by a chairman and a secretary, chosen among the attending individuals.	(Renumbered)
Sole Paragraph – In order to prove the shareholder status, it will be observed the provision of section 126 of Law No. 6,404/76; holders of uncertified or deposited shares shall deposit with the Company's head-office, no later than two (2) working days before the	(Unchanged)	(Unchanged)

Estatuto Social Atual	Estatuto Social Proposto	Alterações – Origem, Justificativa e Análise dos Efeitos
shareholders' meeting, their identity document and respective proxy, when needed, and the receipt/statement issued by the depository institution, issued no later than five (5) working days before the shareholders' meeting.		
Section 16 - The Shareholders' Meeting proceedings and resolutions shall be recorded in minutes, signed by the presiding board and the shareholders attending the meeting that represent, at least, the majority required for passing resolutions.	**Section 13** - The Shareholders' Meeting proceedings and resolutions shall be recorded in minutes, signed by the presiding board and the shareholders attending the meeting that represent, at least, the majority required for passing resolutions.	(Renumbered)
Paragraph One - The minutes shall be recorded as a summary of the facts, including dissents and protests.	**Paragraph One** - The minutes shall be recorded as a summary of the facts, including dissents and protests.	(Renumbered)
Paragraph Two - Except as otherwise decided by the Meeting, the minutes shall be published without the shareholders' signatures.	**Paragraph Two** - Except as otherwise decided by the Meeting, the minutes shall be published without the shareholders' signatures.	(Renumbered)
Section 17 - Annually, within the first four months following the end of the fiscal year, a annual Shareholders' Meeting shall be convened to: I. take the management accounts; examine, discuss and vote the financial statements; II. decide on the uses to which the net profits of the fiscal year should be put and on the	**Section 14** - Annually, within the first four months following the end of the fiscal year, a annual Shareholders' Meeting shall be convened to: I. take the management accounts; examine, discuss and vote the financial statements; II. decide on the uses to which the net profits of the fiscal year should be put and on the	(Renumbered)

Estatuto Social Atual	Estatuto Social Proposto	Alterações – Origem, Justificativa e Análise dos Efeitos
distribution of dividends; and III. elect the members of the Statutory Audit Committee and, when applicable, the members of the Board of Directors.	distribution of dividends; and III. elect the members of the Statutory Audit Committee and, when applicable, the members of the Board of Directors	
Section 18 - A Special Shareholders' Meeting shall be convened whenever the Company interests so require.	**Section 15** - A Special Shareholders' Meeting shall be convened whenever the Company interests so require.	(Renumbered)
Section 19. – The shareholders shall exercise their voting rights in the Company's interests.	**Section 16**. – The shareholders shall exercise their voting rights in the Company's interests.	(Renumbered)
Chapter IV **Company Management**		
Section I **General Rules**		
Section 20 - The Company shall be managed by the Board of Directors and by the Board of Executive Officers.	**Section 17** - The Company shall be managed by the Board of Directors and by the Board of Executive Officers.	(Renumbered)
Paragraph One - The Board of Directors, as a decision body, shall carry out the high management of the Company.	(Unchanged)	(Unchanged)
Paragraph Two - The Board of Executive Officers is the Company's representative and executive body, and each one of its members shall act within his/her respective scope of authority, provided that	**Paragraph Two** - The Board of Executive Officers is the Company's representative and executive body, and each one of its members shall act within his/her respective scope of authority,	(Renumbered)

Estatuto Social Atual	Estatuto Social Proposto	Alterações – Origem, Justificativa e Análise dos Efeitos
the limits set forth in sections 13, 25 and 32 of these By-laws are observed.	provided that the limits set forth in sections 10, 22 and 28 of these By-laws are observed.	
Paragraph Three - The duties and powers vested by law on each management body cannot be assigned to another.	(Unchanged)	(Unchanged)
(Provision without correspondence in the original Bylaws)	**Paragraph Four –** The positions of Chairman of the Board of Directors and Chief Executive Officer or main executive officer of the Company shall not be held by the same manager cumulatively	- Rephrasing to allow the Bylaws to fit into the Novo Mercado Rules. - Legal and economic effects have not been forecasted..
Paragraph Four – The members of the Board of Directors and of the Board of Executive Officers are released from providing a pledge as guarantee of their term of office.	**Paragraph Five –** The members of the Board of Directors and of the Board of Executive Officers are released from providing a pledge as guarantee of their term of office.	(Renumbered)
Section 21 - Managers will take office by signing an instrument of appointment recorded in the Book of the Minutes of the Board of Directors or Executive Officers' Meetings, as the case may be.	**Section 18** – Managers will take office by signing an instrument of appointment recorded in the Book of the Minutes of the Board of Directors or Executive Officers' Meetings, as the case may be.	(Renumbered)
(Provision without correspondence in the original Bylaws)	**Sole Paragraph –** The member of the Board of Directors or the member of the Board of Executive Officers shall take office only after the execution of Statement of Consent from Senior Managers under the Novo Mercado Rules and the compliance with any applicable legal requirements	- Rephrasing to allow the Bylaws to fit into the Novo Mercado Rules. - Legal and economic effects have not been forecasted.

Estatuto Social Atual	Estatuto Social Proposto	Alterações – Origem, Justificativa e Análise dos Efeitos
Section 22 –At the taking of office, the Company's Managers shall sign, in addition to the instrument of appointment, a statement pursuant to which they shall adhere to the terms of the Company's ethics code and the "Policy of Disclosure and Use of Information and of Securities Trading" Manual.	**Section 19** – At the taking of office, the Company's Managers shall sign, in addition to the instrument of appointment, a statement pursuant to which they shall adhere to the terms of the Company's ethics code and the "Policy of Disclosure and Use of Information and of Securities Trading" Manual	(Renumbered)
Section 23 – In addition to the events of death, resignation, dismissing and other events provided for in the law, the position shall become vacant whenever the manager fails to sign the instrument of appointment within the thirty (30) days as of its election or is absent from exercising its duties for more than thirty (30) consecutive days or ninety (90) non-consecutive days during the term of office, everything with no just cause, at the discretion of the Board of Directors.	**Section 20** – In addition to the events of death, resignation, dismissing and other events provided for in the law, the position shall become vacant whenever the manager fails to sign the instrument of appointment or the Statement of Consent from Senior Managers within the thirty (30) days as of its election or is absent from exercising its duties for more than thirty (30) consecutive days or ninety (90) non-consecutive days during the term of office, everything with no just cause, at the discretion of the Board of Directors.	- Rephrasing to allow the Bylaws to fit into the Novo Mercado Rules. - Legal and economic effects have not been forecasted.
Sole Paragraph – The resignation from the position of manager shall be made upon written communication to the body integrated by the resigning member, and it shall become effective as of such moment to the Company and, to any third parties, after the filing of the document of resignation with the Board of Trade and its publication.	**Paragraph One** – The resignation from the position of manager shall be made upon written communication to the body integrated by the resigning member, and it shall become effective as of such moment to the Company and, to any third parties, after the filing of the document of resignation with the Board of Trade and its publication.	(Renumbered)

Estatuto Social Atual	Estatuto Social Proposto	Alterações – Origem, Justificativa e Análise dos Efeitos
(Provision without correspondence in the original Bylaws)	**Paragraph Two –** Should any position in the Board of Directors be vacant, the member that is no longer in office shall be replaced by an alternate elected by the General Shareholders' Meeting specifically called for such purpose. The alternate elected by the General Shareholders' Meeting shall remain in office for the remaining term of office of the replaced member and, after such term, a new member of the Board of Directors shall be elected as provided in this Article IV.	- Rephrasing to allow the Bylaws to fit into the Novo Mercado Rules. - Legal and economic effects have not been forecasted.
(Article without correspondence in the original Bylaws)	**Paragraph Three –** The members of the Board of Directors shall be replaced in the event of absence or impediment by a proxy duly appointed insofar as such proxy is a member of the Board of Directors.	- Amendment to the procedure of substitution of the members of the Board of Directors whenever they are absent or impeded with a view to the adoption of best corporate governance practices. - Legal and economic effects have not been forecasted.
(Provision without correspondence in the original Bylaws)	**Paragraph Four –** In the event of vacancy of a position of Director, the other Directors shall appoint an alternate that shall remain in office until the General Shareholders' Meeting is called for the purposes and under the terms of paragraph 2 of Section 20 hereof.	- Rephrasing to allow the Bylaws to fit into the Novo Mercado Rules. - Legal and economic effects have not been forecasted.
Section 24 - The managers' mandate shall be of two (2) years, with reelection allowed.	**Section 21** – Managers shall serve a unified term of two (2) years, with reelection allowed.	- Rephrasing to allow the Bylaws to fit into the Novo Mercado Rules.

Estatuto Social Atual	Estatuto Social Proposto	Alterações – Origem, Justificativa e Análise dos Efeitos
		- Legal and economic effects have not been forecasted.
Sole Paragraph – The managers' mandates shall be considered extended until their elected successors take office.	(Unchanged)	(Unchanged)
Section II **Board of Directors**		
Section 25 – In addition to the duties provided by law, the Board of Directors is responsible for:	**Section 22** – In addition to the duties provided by law, the Board of Directors shall:	(Renumbered)
I. approving and following up the Company's annual budget, as well as that of its controlled companies, in addition to the goals action plan and business strategy plan for the period covered by the budget;	(Unchanged)	(Unchanged)
II. deciding on the Company's capital increase up to the limit of authorized capital, as provided in section 6 of these By-laws;	II. deciding on the issuance of shares, convertible debentures and non-convertible debentures within the limits of the authorized capital stock as per Section 7 of the present By-laws, and the Board of Directors may also exclude the preemptive rights or reduce the term for its exercise in the issuance of shares and convertible debentures which are placed for sale in the Stock Exchange or by public subscription or in a public tender offer for the acquisition of control under the terms set forth by law and the Novo Mercado	- Authority granted to the Board of Directors under the Provisional Presidential Decree no. 517 of December 30, 2010 that amended, among others, Article 59 of Law no. 6404/76. - Indirectly, this amendment increases the fund-raising capacity to be authorized by the Company's Board of Directors; however, no immediate economic effects have been forecasted.

Estatuto Social Atual	Estatuto Social Proposto	Alterações – Origem, Justificativa e Análise dos Efeitos
	Rules;	
III. authorizing the issue of commercial papers for public offering;	(Unchanged)	(Unchanged)
IV. deciding, when so empowered by the Shareholders' Meeting, on the conditions for the issue of debentures, as provided in paragraph 1, section 59 of Law No. 6,404/76;	IV. deciding, when so empowered by the Shareholders' Meeting, on the conditions for the issue of debentures, the maturity date and conditions, amortization or redemption, the date and conditions for interest payment, profit sharing and refund premium, if any, and the form of subscription or placement, as well as the other types of debentures;	- Authority granted to the Board of Directors under the Provisional Presidential Decree no. 517 of December 30, 2010 that amended, among others, Article 59 of Law no. 6404/76. - Indirectly, this amendment increases the fund-raising capacity to be authorized by the Company's Board of Directors; however, no immediate economic effects have been forecasted.
V. authorizing the purchase of shares issued by the Company, for the purposes of cancellation or holding them in treasury and subsequent sale;	(Unchanged)	(Unchanged)
VI. deciding on the approval of a program of depository receipts issued by the Company;	(Unchanged)	(Unchanged)
VII. approving the purchase or sale by the Company of its interest in capital stock of other companies, except in the case provided in item XI of section 13 of these By-laws;	VII. approving the purchase or sale, in hole or partially, by the Company of its interest in capital stock of other companies, including of companies under its control;	- Authority transferred to the Board of Directors to authorize the Company to have an interest, and to authorize the Company to dispose of an interest in other companies. - Immediate economic effects have not been forecasted.
VIII. authorizing the waiver of preemptive rights	VIII. authorizing the exchange of shares and	- Authority transferred to the Board of Directors to

Estatuto Social Atual	Estatuto Social Proposto	Alterações – Origem, Justificativa e Análise dos Efeitos
to the subscription of shares, debentures convertible into shares or subscription bonus issued by the controlled companies;	other securities, as well as the waiver of preemptive rights to the subscription of shares, debentures convertible into shares or subscription bonus issued by the controlled companies;	allow the Company to exchange shares and other securities issued by companies under the Company control. - Immediate economic effects have not been forecasted.
IX. authorizing the creation of subsidiary companies;	(Unchanged)	(Unchanged)
X. authorizing the Company, as well as its controlled companies and affiliates, to enter into, amend or terminate shareholders' agreements;	(Unchanged)	(Unchanged)
XI. previously approving any continuous rendering agreements, with a term equal to or below 12 (twelve) months, of an amount equal to or greater than R$5,000,000.00 (five million Reais) per year, between the Company or its controlled companies, on one side, and the controlling shareholder or controlled companies, affiliated, under common control or holding companies of the latter, or companies in any way related to the Company or its controlled companies, on the other side;	(Unchanged)	(Unchanged)
XII. submitting to the approval of the Shareholders' Meeting the performance of any business or transaction included among those listed in item XV of the section 13 of these By-	Povision excluded.	-Harmless provision due to the exclusion of the Sole Paragraph of former Section 13, which provided voting rights to holders of preferred shares with regard to specific subject-matters. to

Estatuto Social Atual	Estatuto Social Proposto	Alterações – Origem, Justificativa e Análise dos Efeitos
laws;		fit the Bylaws into the Novo Mercado Rules, - Legal and economic effects have not been forecasted..
XIII. authorizing the granting of secured or personal guaranty by the Company in favor of controlled companies;	XII. authorizing the granting of secured or personal guaranty by the Company in favor of third parties, controlled companies included, over the amount of R$ 30,000,000.00 (thirty million Reais); Provision consolidated in Section 22 XII below.	- Powers to authorize the offer of guarantees by the Company in favor of third parties, controlled companies included, over the amount of thirty million Brazilian Reals (R$ 30,000,000.00), to grant express authority to the Board of Directors regarding that subject-matter. - Previously, such authority arose from current Section 28 (V) that was amended to keep the Executive Board's powers to authorize the offer of guarantees under the limit of thirty million Brazilian Reals (R$ 30,000,000.00).
XIV. authorizing the sale or encumbrance of the Company's real estate properties, or those of the companies controlled thereby, whose book value is greater than R$250,000.00 (two hundred and fifty thousand Reais);	XIII. authorizing the sale or encumbrance of the Company's real estate properties, or those of the companies controlled thereby, whose book value is greater than R$100,000,000.00 (one hundred million Reais);	- Update of the value for the disposal of real property that require the approval of the Board of Directors to fit the limits into the Company's daily operations. - Immediate economic effects have not been forecasted.
XV. authorizing the sale or encumbrance of any assets integrating the Company's permanent assets, or those of the companies controlled thereby, whose book value is greater than R$5,000,000.00 (five million Reais);	XIV. authorizing the sale or encumbrance of any assets integrating the Company's permanent assets, or those of the companies controlled thereby, whose book value is greater than R$ 30,000,000.00 (thirty million Reais);	- Update of the value for the disposal or encumbrance of assets that are part of the Company's permanent assets and require the approval of the Board of Directors to fit the limits into the Company's daily operations.

Estatuto Social Atual	Estatuto Social Proposto	Alterações – Origem, Justificativa e Análise dos Efeitos
		- Values up to thirty million Brazilian Reals (R$ 30,000,000.00) shall be authorized by the Executive Board as per Section 28(V) below. - Immediate economic effects have not been forecasted.
XVI. authorizing the purchase by the Company, or by its controlled companies, of assets for the permanent assets whose individual value is greater than 2% (two percent) of the Company's net worth, accrued on the latest annual balance sheet approved by the Shareholders`s Meeting;	XV. authorizing the purchase by the Company, or by its controlled companies, of assets whose individual value is greater R$ 300,000,000.00 (three hundred million Reais);	- Rephrasing of the provision to make it fit into the accounting terminology introduced by Laws 11638/07 and 11941/09. - Update of the value for the acquisition of assets that require approval of the Board of Directors for a fixed and net limit and increase of the value that requires authorization to to fit the limits into the Company's daily operations. - Immediate economic effects have not been forecasted.
XVII. approving the contracting by the Company or its controlled companies of loans, financing or other transactions implying indebtedness to the Company or its controlled companies, whose individual value is higher than two percent (2%) of the Company's net worth, accrued on the latest annual balance sheet approved by the Shareholder's Meeting;	XVI. approving the contracting by the Company or its controlled companies of loans, financing or other transactions implying indebtedness to the Company or its controlled companies, whose individual value is higher than R$ 300,000,000.00 (three hundred million Reais);	- Rephrasing of the provision to make it fit into the accounting terminology introduced by Laws 11638/07 and 11941/09. - Update of the value for the acquisition of assets that require approval of the Board of Directors for a fixed and net limit and increase of the value that requires authorization to fit the limits into the Company's daily operations. - Immediate economic effects have not been forecasted.

Estatuto Social Atual	Estatuto Social Proposto	Alterações – Origem, Justificativa e Análise dos Efeitos
XVIII. by virtue of the Company's social responsibilities and those of its controlled companies, authorizing the performance of non-profit acts, for the benefit of employees or the community, whenever the value involved is greater than R$250,000.00 (two hundred and fifty thousand Reais), provided that the granting of guaranties to employees in the case of interstate and/or intercity transfers does not depend on previous approval by the Board of Directors;	XVII. by virtue of the commitment of the Company and its controlled companies with sustainable development, authorizing the performance of non-profit acts, for the benefit of employees or the community, whenever the value involved is greater than R$ 1,000,000.00 (one million Reais) and deliberate on the Company's Sustainability Policy, and such power of decision may be granted to one of its specialized committees eventually existing, so long as composed of, at least, one Independent Director, provided that the granting of guaranties to employees in the case of interstate and/or intercity transfers does not depend on previous approval by the Board of Directors;	- Update of the value for the practice of non-for-profit actions in benefit of its employees and the community that require the approval of the Board of Directors to fit the limits into the Company's daily operations. - Inclusion of a resolution on the Company's Sustainability Policy, among other authorities of the Board of Directors, and such decisional authority can be granted to one of its specialized committees exclusively composed of members of the Board of Directors and, at least, one Independent Member. - Immediate economic impacts have not been forecasted.
XIX. approving the Company's supplementary pension plan and that of its controlled companies;	XVIII. approving the Company's supplementary pension plan and that of its controlled companies;	(Renumbered)
XX. electing and dismissing, at any time, the Executive Officers, including the Chief Executive Officer, determining their specific titles, duties and scopes of authority in compliance with the provisions of these By-laws, and also approving the assignment of new duties to Executive Officers and any amendment to the composition and the duties of the Executive Officers;	XIX. electing and dismissing, at any time, the Executive Officers, including the Chief Executive Officer, determining their specific titles, duties and scopes of authority in compliance with the provisions of these By-laws, and also approving the assignment of new duties to Executive Officers and any amendment to the composition and the duties of the Executive Officers;	(Renumbered)
XXI. dividing the total global remuneration	XX. dividing the total global remuneration	(Renumbered)

Estatuto Social Atual	Estatuto Social Proposto	Alterações – Origem, Justificativa e Análise dos Efeitos
amount established by the Shareholders' Meeting among the Directors and Executive Officers of the Company, as the case may be;	amount established by the Shareholders' Meeting among the Directors and Executive Officers of the Company, as the case may be;	
XXII. approving any Executive Officers' proposal concerning the Company's internal regulations with the respective organizational chart, including the scope of authority and specific duties of its Executive Officers;	XXI. approving any Executive Officers' proposal concerning the Company's internal regulations with the respective organizational chart, including the scope of authority and specific duties of its Executive Officers;	(Renumbered)
XXIII. establishing the guidelines for Company proxies' vote in the Shareholders' Meetings of its controlled or affiliated companies, as far as the matters approved by the Board of Directors are concerned;	XXII. establishing the guidelines for Company proxies' vote in the Shareholders' Meetings of its controlled or affiliated companies, as far as the matters approved by the Board of Directors are concerned;	(Renumbered)
XXIV. appointing the Company's representatives in the management of the companies in which it holds capital interest;	XXIII. appointing the Company's representatives in the management of the companies in which it holds capital interest;	(Renumbered)
XXV. electing and dismissing the Company's independent auditors, provided that the recommendations of the Statutory Audit Committee are observed;	XXIV. electing and dismissing or replacing the (i) independent auditors, after the Statutory Audit Committee report, if instated, has been issued and (ii) independent real property appraisers;	- Formal rephrasing of the provision in order to (i) adjust it to the Company's current control structure that does not include a separate Audit Committee, but with a Fiscal Council that also exercises the duties of the Audit Committee; and (ii) extend the authority of the Board of Directors to elect, substitute or remove independent real property appraisers as well, and not only independent auditors.

Estatuto Social Atual	Estatuto Social Proposto	Alterações – Origem, Justificativa e Análise dos Efeitos
		- Economic effects have not been forecasted
(Provision without correspondence in the original Bylaws)	XXV. defining the triple list of companies expert in the economic appraisal of companies to prepare an appraisal of the Company's shares in the event of cancellation of Publicly-Held Company Register or delisting from the Novo Mercado as set forth in these By-laws;	- Rephrasing to allow the Bylaws to fit into the Novo Mercado Rules. - Legal and economic effects have not been forecasted.
(Provision without correspondence in the original Bylaws)	XXVI. rendering an prior and grounded opinion for or against any tender offer for the acquisition of shares issued by the Company to be disclosed until fifteen (15) days prior to the publication of the tender offer call notice that shall address, at least, (i) the convenience and opportunity of the tender offer regarding the interest of the overall shareholders and the liquidity of the securities they hold; (ii) the repercussions of the tender offer on the Company's interests; (iii) the strategic plans disclosed by the offeror with regard to the Company; (iv) other points the Board of Directors consider pertinent, as well as the information required by the applicable rules set forth by CVM;	- Rephrasing to allow the Bylaws to fit into the Novo Mercado Rules. - Legal and economic effects have not been forecasted.
XXVI. perform any other activity assigned to it by the Shareholders' Meeting;	XXVII. perform any other activity assigned to it by the Shareholders' Meeting; and	(Renumbered)
XXVII. deciding the cases not provided for herein and performing other duties not assigned to	XXVIII. deciding the cases not provided for herein and performing other duties not assigned to	(Renumbered)

Estatuto Social Atual	Estatuto Social Proposto	Alterações – Origem, Justificativa e Análise dos Efeitos
another body by law or by these By-laws.	another body by law or by these By-laws.	
Section 26 – The Board of Directors is comprised of three (3) to nine (9) permanent members and the same number of alternates.	**Section 23 -** The Board of Directors is comprised of at least five (5) and at most nineteen (19) permanent members.	- Amendment to fit the Bylaws into the Novo Mercado Rules. - Increase of the maximum number of members of the Board of Directors to fit the Bylaws into the best corporate governance practices by increasing the representativeness of the General Shareholders' Meeting in the Board of Directors. Legal and economic effects have not been forecasted.
(Provision without correspondence in the original Bylaws)	**Paragraph One** – At least twenty percent (20%) of the members of the Board of Directors shall be Independent Directors, as per the definition of the Novo Mercado Rules, and shall also be considered independent the Director(s) elected as provided in paragraphs 4 and 5 of article 141 and in article 239 of Law 6,404/76.	- Rephrasing to allow the Bylaws to fit into the Novo Mercado Rules. - Legal and economic effects have not been forecasted.
(Provision without correspondence in the original Bylaws)	**Paragraph Two** – Whenever the membership percentage results in a fraction, as a result of the compliance with the percentage set forth in the above paragraph, the number will be rounded under the Novo Mercado Rules.	- Rephrasing to allow the Bylaws to fit into the Novo Mercado Rules. - Legal and economic effects have not been forecasted.
(Provision without correspondence in the original Bylaws)	**Paragraph Three** - The qualification as Independent Directors shall be expressly recorded in the Minutes of the General	- Rephrasing to allow the Bylaws to fit into the Novo Mercado Rules. - Legal and economic effects have not been

Estatuto Social Atual	Estatuto Social Proposto	Alterações – Origem, Justificativa e Análise dos Efeitos
	Shareholders' Meeting that elects them.	forecasted.
Section 27 – The Directors and the respective alternates thereto shall be elected by the Shareholders' Meeting, that shall also appoint, among them, the Chairman of the board.	**Section 24** - The Directors shall be elected and dismissible by the Shareholders' Meeting, and the Board of Directors shall appoint, among them, its Chairman.	- Rephrasing to allow the Bylaws to fit into the Novo Mercado Rules. - Legal and economic effects have not been forecasted..
Paragraph One – A Director shall have a spotless reputation; and except as waived by the Shareholders' Meeting, the following may not be elected: (I) those who hold positions in companies that might be considered competitors to the Company; or (II) those who have or represent conflicting interest with that of the Company. A Director shall not be able to exercise the right to vote in the case those same impediments specified in this paragraph 1 supervene.	**Paragraph One** - A Director shall have a spotless reputation; and except as waived by the Shareholders' Meeting, the following may not be elected: (I) those who hold positions in companies that might be considered competitors to the Company; or (II) those who have or represent conflicting interest with that of the Company. Directors shall not be entitled to exercise voting rights or have access to information or take part in Board of Directors' Meetings in case the supervening impediments specified in this Paragraph One arise.	- Formal rephrasing and extension of the wording of the provision to include the interdiction of a disqualified Director from having access to information whenever such Director incurs in impediment or conflict of interest, formally included in Paragraph Three hereof. - Legal and economic effects have not been forecasted.
Paragraph Two – Pursuant to Section 115, paragraph 1 of Law No. 6,404/76, the right to vote for the election of the Directors shall not be exercised in the circumstances where there is a conflict of interest with that of the Company.	(Unchanged)	(Unchanged)
Paragraph Three – A Director shall not have access to information nor attend a Board of Directors' meeting concerning matters in which	Provision excluded.	- Wording of the provision included in Section 24(1) (refer to the justification for Paragraph One above).

Estatuto Social Atual	Estatuto Social Proposto	Alterações – Origem, Justificativa e Análise dos Efeitos
he/she has or represents conflicting interest with the Company.		- Legal and economic effects have not been forecasted.
Section 28 – The members of the Board of Directors shall be replaced when they are absent, hindered or vacant, by the respective alternate thereto.	Provision excluded.	- Amendment to the procedure of substitution of the members of the Board of Directors in the event of absence or impediment with a view to the adoption of the best corporate governance practices, as per the provision included in Section 20(3) above. - Economic effects have not been forecasted.
Sole Paragraph – In the case of a vacancy in the position of a permanent Director and, in the absence of the alternate thereto to serve for the remaining time of the mandate, the remaining Directors shall appoint a substitute that will exercise the office until the first Shareholders' Meeting.	Provision excluded.	- Amendment to the procedure of substitution of the members of the Board of Directors in the event of absence or impediment with a view to the adoption of the best corporate governance practices, as per the provision included in Section 20(3) above. - Legal and economic effects have not been forecasted.
Section 29 – The Board of Directors shall meet regularly every quarter and whenever called for a special meeting by its Chairman, by any 2 (two) Directors or by the Company's Chief Executive Officer.	**Section 25 -** The Board of Directors shall meet regularly every quarter and whenever called for a special meeting by its Chairman, by any 2 (two) Directors or by the Company's Chief Executive Officer.	(Renumbered)
Paragraph One – The call notices shall be sent by mail, fax or e-mail, delivered at least 7 (seven) days in advance, except in the cases of evident	(Unchanged)	(Unchanged)

Estatuto Social Atual	Estatuto Social Proposto	Alterações – Origem, Justificativa e Análise dos Efeitos
urgency, at the sole discretion of the Chairman of the Board. The call notice shall specify the agenda.		
Paragraph Two – The members of the Board are authorized to participate through video and/or audio conferences, everything with no prejudice to the effectiveness of the decisions made. Votes by letter, fax or e-mail are allowed as well, as long as they are received by the Chairman of the Board of Directors or the alternate thereto until the time of the respective meeting.	(Unchanged)	(Unchanged)
Paragraph Three – The Chairman of the Board of Directors may invite to attend the meetings of the body any other members of the Board of Executive Officers, other Company's high-ranked employees, as well as any third parties that may contribute with opinions or recommendations related to the matters to be decided on by the Board of Directors. The individuals invited to attend the meetings of the Board shall not be entitled to vote.	(Unchanged)	(Unchanged)
Section 30 – The Board of Directors decisions shall be passed by majority of votes, with the presence of the majority of the Directors; and in the event of draw, the Chairman shall be entitled to the deciding vote.	**Section 26** - The Board of Directors decisions shall be passed by majority of votes, with the presence of the majority of the Directors; and in the event of draw, the Chairman shall be entitled to the deciding vote.	(Renumbered)

Estatuto Social Atual	Estatuto Social Proposto	Alterações – Origem, Justificativa e Análise dos Efeitos
Sole Paragraph – In any case, the Board of Directors meetings shall be recorded in minutes, which shall be signed by all that attended such meeting.	(Unchanged)	(Unchanged)
Section III **Board of Executive Officers**		
Section 31 - The Board of Executive Officers, who may or may not be shareholders themselves, shall be comprised of a minimum of two (2) and a maximum of nine (9) members. All Executive Officers shall be elected by the Board of Directors, which may dismiss them at any time. Among the Executive Officers, one shall be entitled as Chief Executive Officer and the others shall be entitled as established by the Board of Directors.	**Section 27** - The Board of Executive Officers, who may or may not be shareholders themselves, shall be comprised of a minimum of two (2) and a maximum of nine (9) members. All Executive Officers shall be elected by the Board of Directors, which may dismiss them at any time. Among the Executive Officers, one shall be entitled as Chief Executive Officer and the others shall be entitled as established by the Board of Directors.	(Renumbered)
Paragraph One - In the case of a vacant Executive Officer position, the Board of Directors shall elect a new Executive Officer or an alternate to fill it in for the unexpired term of mandate.	(Unchanged)	(Unchanged)
Paragraph Two - In the absence or temporary incapacity of any Officer, an alternate shall be appointed by the Chief Executive Officer or, in the event of his/her incapacity, by majority decision of the Executive Officers.	(Unchanged)	(Unchanged)

Estatuto Social Atual	Estatuto Social Proposto	Alterações – Origem, Justificativa e Análise dos Efeitos
Section 32 – Pursuant to the provisions of section 143, paragraph 2nd of Law No. 6,404/76, it is incumbent upon the Board of Executive Officers, acting as a decision body:	**Section 28** – Pursuant to the provisions of section 143, paragraph 2nd of Law No. 6,404/76, it is incumbent upon the Board of Executive Officers, acting as a decision body:	(Renumbered)
I. approve the proposals, plans and projects to be submitted to the Board of Directors and/or the Shareholders' Meeting;	(Unchanged)	(Unchanged)
II. previously approve the execution of any agreements between the Company or its controlled companies, on one side, and the controlling shareholder or controlled companies, affiliates, companies subject to common control or controlling companies of the latter, or companies that otherwise are parties related to the Company or its controlled companies, on the other side, provided that the provisions of sections 13 and 25 are observed;	II – previously approve the execution of any agreements between the Company or its controlled companies, on one side, and the controlling shareholder or controlled companies, affiliates, companies subject to common control or controlling companies of the latter, or companies that otherwise are parties related to the Company or its controlled companies, on the other side, provided that the provisions of sections 10 and 22 hereof are observed;	(Renumbered references)
III. authorize the participation of the Company or its controlled companies in any joint venture, partnership, consortium or any similar structure;	(Unchanged)	(Unchanged)
IV. authorize the sale or encumbrance of any Company's real estate properties, or those of its controlled companies, provided that the provisions of item XIV of section 25 of these By-laws are observed;	IV – authorize the sale or encumbrance of any Company's real estate properties, or those of its controlled companies, provided that the provisions of item XIII of section 22 of these By-laws are observed;	(Renumbered references)

Estatuto Social Atual	Estatuto Social Proposto	Alterações – Origem, Justificativa e Análise dos Efeitos
V. authorize the sale or encumbrance of any assets integrating the Company's permanent assets, or those of its controlled companies, whose book value is greater than R$1,000,000.00 (one million Reais), provided that the provisions of item XV of section 25 of these By-laws are observed;	V - authorize the sale or encumbrance of any assets integrating the Company's permanent assets, or those of its controlled companies, up to the value of R$ 30,000,000.00 (thirty million Reais), provided that the provisions of item XIV of section 22 of these By-laws are observed, as well as the as well as the offer of guarantees for third parties liabilities, within the limits set forth in item XII section 22 hereof	- Update of the limit value for the disposal or encumbrance of property included in the Company's permanent assets that require approval of the Executive Board to fit this limit into the Company's daily operations. - The limitations provided in Section 22 XII (offer of guarantees for third-party obligations). - Amounts in excess of thirty million Brazilian Reals (R$ 30,000,000.00) must be authorized by the Board of Directors as per Section 22 XIV above. - Immediate economic effects have not been forecasted.
VI. approve the execution by the Company or by its controlled companies, of active or passive agreements for the supply or lease of goods or services whose annual value is greater than R$15,000,000.00 (fifteen million Reais);	VI – ratify, within the limits set forth in item XV of section 22, the purchase of materials and equipment and the execution of property, construction work and services agreements;	- Rephrasing of the provision to fit it into the Company's daily activities. - The limitations provided in Section 22 XV (acquisition of assets which values exceed three hundred million Brazilian Reals (R$ 300,000,000.00) must be authorized by Board of Directors) were expressly included. - Immediate economic effects have not been forecasted.
VII. approve the contracting by the Company or by its controlled companies of loans, financing,	VII – approve the contracting by the Company or by its controlled companies of loans, financing, or	(Renumbered)

Estatuto Social Atual	Estatuto Social Proposto	Alterações – Origem, Justificativa e Análise dos Efeitos
or any other transactions implying indebtedness to the Company or its controlled companies, whose individual value is greater than R$30,000,000.00 (thirty million Reais), provided that the provisions of item XVII of section 25 of these By-laws are observed;	any other transactions implying indebtedness to the Company or its controlled companies, whose individual value is greater than R$30,000,000.00 (thirty million Reais), provided that the provisions of item XVI of section 22 of these By-laws are observed;	
VIII. authorize the settlement in administrative or judicial proceedings, lawsuits or litigation related to the Company or its controlled companies, whenever the amount involved is greater than R$5,000,000.00 (five million Reais);	VIII – authorize the settlement in administrative or judicial proceedings, lawsuits or litigation related to the Company or its controlled companies, whenever the amount involved is greater than R$5,000,000.00 (five million Reais);	(Renumbered)
IX. by virtue of the Company's social responsibilities and those of its controlled companies, authorize the performance of non-profit acts to the benefit of employees or the community, provided that the provisions of item XVIII of section 25 of the By-laws are observed;	IX – by virtue of the Company's social responsibilities and those of its controlled companies, authorize the performance of non-profit acts to the benefit of employees or the community, provided that the provisions of item XVII of section 22 of the By-laws are observed;	(Renumbered)
X. approve the execution of collective agreements by the Company or its controlled companies;	(Unchanged)	(Unchanged)
XI. establish the internal policy of authorizations of the Company and of its controlled companies;	(Unchanged)	(Unchanged)
XII. authorize the appointment of proxies for the practice of the acts listed in this Section 32.	XII – authorize the appointment of proxies for the practice of the acts listed in this Section 28.	(Renumbered)

Estatuto Social Atual	Estatuto Social Proposto	Alterações – Origem, Justificativa e Análise dos Efeitos
Section 33 – The Board of Executive Officers shall meet whenever convened by the Chief Executive Officer or by 2 (two) members of the Board of Executive Officers.	**Section 29 –** The Board of Executive Officers shall meet whenever convened by the Chief Executive Officer or by 2 (two) members of the Board of Executive Officers.	(Renumbered)
Paragraph One - The call notices shall be sent by mail, fax or e-mail, delivered at least 2 (two) days in advance, except in the cases of evident urgency, at the sole discretion of the Chief Executive Officer. The call notice shall specify the agenda.	(Unchanged)	(Unchanged)
Paragraph Two – The officers are authorized to participate through video and/or audio conferences, everything with no prejudice to the effectiveness of the decisions made. Votes by letter, fax or e-mail are allowed as well, as long as they are received by the Chief Executive Officer or the alternate thereto until the time of the meeting.	(Unchanged)	(Unchanged)
Paragraph Three – The decisions of the Board of Executive Officers shall be made by majority of votes of the Executive Officers, and the Chief Executive Officer shall be entitled to the deciding vote in the event of draw.	(Unchanged)	(Unchanged)
Paragraph Four – In any event, the meetings of the Board of Executive Officers shall be recorded in minutes, which shall be signed by the attending	(Unchanged)	(Unchanged)

Estatuto Social Atual	Estatuto Social Proposto	Alterações – Origem, Justificativa e Análise dos Efeitos
officers.		
Section 34 - The Chief Executive Officer, acting severally, is vested with full powers to practice any and every act and sign any and every document on behalf of the Company, provided that the limits set forth by Sections 13, 25 and 32 of these By-laws and under the law are observed.	**Section 30** - The Chief Executive Officer, acting severally, is vested with full powers to practice any and every act and sign any and every document on behalf of the Company, provided that the limits set forth by Sections 10, 22 and 28 of these By-laws and under the law are observed.	(Renumbered section and references)
Paragraph One – The Board of Directors is responsible for determining the scope of authority of each one of the other Executive Officers, as well as the value up to which they are authorized to perform acts and sign documents on behalf of the Company, provided that the limits set forth in sections 13, 25 and 32 of these By-laws and under the law are observed.	**Paragraph One** – The Board of Directors is responsible for determining the scope of authority of each one of the other Executive Officers, as well as the value up to which they are authorized to perform acts and sign documents on behalf of the Company, provided that the limits set forth in Sections 10, 22 and 28 of these By-laws and under the law are observed.	(Renumbered references)
Paragraph Two – Without prejudice of the provision of paragraph one of this section, any of the Executive Officers may act severally in matters the value of which does not exceed R$100,000.00 (one hundred thousand Reais), as well as to represent the Company before third parties, including federal, state and local government agencies.	(Unchanged)	(Unchanged)
Section 35 – Provided that the limits set forth in sections 13, 25, 32 and 34 of these By-laws and	**Section 31** – Provided that the limits set forth in sections Sections 10, 22 and 28 and 32 of these	(Renumbered section and references)

Estatuto Social Atual	Estatuto Social Proposto	Alterações – Origem, Justificativa e Análise dos Efeitos
under the law are observed, the Company shall be represented and shall be validly bound by the act or signature of: (I) any Executive Officer, acting severally, or (II) 2 (two) attorneys acting jointly. The Company may also be represented by a single attorney, acting severally, as long as the respective power of attorney has been signed by 2 (two) Executive Officers, one of them necessarily being the Chief Executive Officer.	By-laws and under the law are observed, the Company shall be represented and shall be validly bound by the act or signature of: (I) any Executive Officer, acting severally, or (II) 2 (two) attorneys acting jointly. The Company may also be represented by a single attorney, acting severally, as long as the respective power of attorney has been signed by 2 (two) Executive Officers, one of them necessarily being the Chief Executive Officer.	
Sole Paragraph - The powers of attorney granted by the Company shall be always signed by one Executive Officer, within the scope of authority of such Officer. The powers of attorney shall specify the powers granted and, except for those for judicial purposes, shall be valid for a maximum of 1 (one) year. The granting of powers of attorney "ad negotia" is prohibited.	(Unchanged)	(Unchanged)
Section 36 – The Board of Executive Officers shall manage the Company strictly complying with the provisions of these By-laws and the applicable legislation, and the members thereof are not allowed to jointly or severally practice any act strange to the Company's corporate purposes.	**Section 32 –** The Board of Executive Officers shall manage the Company strictly complying with the provisions of these By-laws and the applicable legislation, and the members thereof are not allowed to jointly or severally practice any act strange to the Company's corporate purposes.	(Renumbered)
Chapter V **Statutory Audit Committee**		

Estatuto Social Atual	Estatuto Social Proposto	Alterações – Origem, Justificativa e Análise dos Efeitos
Section 37 - The Statutory Audit Committee is the body responsible for the surveillance of the Company's management acts and information to shareholders, and shall be operated permanently.	**Section 33 -** The Statutory Audit Committee is the body responsible for the surveillance of the Company's management acts and information to shareholders, and shall be operated permanently.	(Renumbered)
Sole Paragraph – In addition to its ordinary duties, the Statutory Audit Committee also performs the function of Company's Audit Committee.	**Sole Paragraph** – In addition to its ordinary duties, the Statutory Audit Committee also performs the function of Company's Audit Committee.	(Renumbered)
Section 38 - The Statutory Audit Committee shall be comprised of 3 (three) to 5 (five) permanent members and an equal number of alternates, shareholders or not, elected by the Shareholders' Meeting.	**Section 34** - The Statutory Audit Committee shall be comprised of 3 (three) to 5 (five) permanent members and each one shall have an alternate, shareholders or not, elected by the Shareholders' Meeting.	- Formal rephrasing to explain that each member of the Fiscal Council will have a corresponding substitute (therefore, there will be one substitute for each incumbent member). - Legal and economic effects have not been forecasted.
Paragraph One The members of the Statutory Audit Committee shall be independent, and for such, they shall comply with the following requirements: I – not be or not have been in the past 3 (three) years an employee or manager of the Company or any company controlled thereby or under the common control therewith; II – not receive any remuneration, either directly or indirectly, from the Company or from a company controlled thereby or under the common control therewith, except for the remuneration as member	(Unchanged)	(Unchanged)

Estatuto Social Atual	Estatuto Social Proposto	Alterações – Origem, Justificativa e Análise dos Efeitos
of the Statutory Audit Committee. Individuals who are not qualified as independent, as provided for in this paragraph 1, may not be elected for the Statutory Audit Committee;		
(Provision without correspondence in the original Bylaws)	**Paragraph Two –** The members of the Statutory Audit Committee shall take office upon the execution of the instrument of instatement in office.	- Formal rephrasing to unify the instatement procedure of the members of the Fiscal Council and Board of Directors. - Economic effects have not been forecasted.
(Provision without correspondence in the original Bylaws)	**Paragraph Three –** The members of the Statutory Audit Committee shall take office only after the execution of Statement of Consent from Statutory Audit Committee Members under provisions of the Novo Mercado Rules and the compliance with any applicable legal requirements.	- Amendment to fit the Bylaws into the Novo Mercado Rules. - Legal and economic effects have not been forecasted.
Paragraph Two - The term of office of Statutory Audit Committee members shall end at the first Annual Shareholders' Meeting following the respective election, reelection being allowed. The members of the Statutory Audit Committee shall remain in office until their successors are installed.	**Paragraph Four** - The term of office of Statutory Audit Committee members shall end at the first Annual Shareholders' Meeting following the respective election, reelection being allowed. The members of the Statutory Audit Committee shall remain in office until their successors are installed.	(Renumbered)
Paragraph Three - The members of the Statutory Audit Committee, in their first meeting, shall elect their Chairman, charged with effecting that organ's decisions.	**Paragraph Five** - The members of the Statutory Audit Committee, in their first meeting, shall elect their Chairman, charged with effecting that organ's decisions.	(Renumbered)

Estatuto Social Atual	Estatuto Social Proposto	Alterações – Origem, Justificativa e Análise dos Efeitos
Paragraph Four - The Statutory Audit Committee may request the Company to appoint qualified staff to provide it clerical and technical support.	**Paragraph Six** - The Statutory Audit Committee may request the Company to appoint qualified staff to provide it clerical and technical support.	(Renumbered)
Paragraph Five - Upon their installation, the members of the Statutory Audit Committee shall sign, in addition to the instrument of taking of office, a statement whereby they shall abide by the rules of such agency's internal regulation, the Company's ethics code and the "Policy of Disclosure and Use of Information and of Securities Trading" Manual, as well as a statement certifying that they are not under any hindrance, as provided for in the internal regulation of the Statutory Audit Committee.	**Paragraph Seven** - Upon their installation, the members of the Statutory Audit Committee shall sign, in addition to the instrument of taking of office, a statement whereby they shall abide by the rules of such agency's internal regulation, the Company's ethics code and the "Policy of Disclosure and Use of Information and of Securities Trading" Manual, as well as a statement certifying that they are not under any hindrance, as provided for in the internal regulation of the Statutory Audit Committee.	(Renumbered)
Section 39 – In addition to the duties provided for at law, the Statutory Audit Committee shall, as the Company's Audit Committee: I. advise the Board of Directors on the contracting of or the termination of the agreement with the Company's independent auditors; II. previously approve the services to be rendered by the independent auditors, whether such services are audit services or not, as well as the respective fees to be paid by the Company, everything as provided for in the respective procedure as approved by the Statutory Audit	**Section 35** – In addition to the duties provided for at law, the Statutory Audit Committee shall, as the Company's Audit Committee: I. advise the Board of Directors on the contracting of or the termination of the agreement with the Company's independent auditors; II. previously approve the services to be rendered by the independent auditors, whether such services are audit services or not, as well as the respective fees to be paid by the Company, everything as provided for in the respective procedure as approved by the Statutory Audit	(Renumbered)

Estatuto Social Atual	Estatuto Social Proposto	Alterações – Origem, Justificativa e Análise dos Efeitos
Committee; III. analyze the annual working plan of the Company's independent auditors, discuss the outcome of their activities, works and revisions made, as well as assess their performance and independence; IV. issue opinions and judgments and supervise the activities of the Company's independent auditors, including, to the extent allowed by the law, assist in the settlement of any possible discrepancies between the management and the independent auditors as far as the submission of financial statements and information is concerned; V. review the work plan of internal auditors, discuss the outcome of their activities, works and revisions made; VI. analyze the efficacy of the Company's internal control systems and risk management, in order to monitor the compliance with the provisions related to the submission of financial statements and information, among other things; VII. carry out the duties provided for in the internal regulation of the Statutory Audit Committee related to receiving, processing and handling anonymous denunciations pertaining to	Committee; III. analyze the annual working plan of the Company's independent auditors, discuss the outcome of their activities, works and revisions made, as well as assess their performance and independence; IV. issue opinions and judgments and supervise the activities of the Company's independent auditors, including, to the extent allowed by the law, assist in the settlement of any possible discrepancies between the management and the independent auditors as far as the submission of financial statements and information is concerned; V. review the work plan of internal auditors, discuss the outcome of their activities, works and revisions made; VI. analyze the efficacy of the Company's internal control systems and risk management, in order to monitor the compliance with the provisions related to the submission of financial statements and information, among other things; VII. carry out the duties provided for in the internal regulation of the Statutory Audit Committee related to receiving, processing and handling anonymous denunciations pertaining to any accounting, internal accounting control or audit	

Estatuto Social Atual	Estatuto Social Proposto	Alterações – Origem, Justificativa e Análise dos Efeitos
any accounting, internal accounting control or audit matters ("reporting channel").	matters ("reporting channel").	
Section 40 - The Statutory Audit Committee shall meet regularly every quarter, and specially whenever needed.	**Section 36** - The Statutory Audit Committee shall meet regularly every quarter, and specially whenever needed.	(Renumbered)
Paragraph One - The meetings shall be convened by the Chairman of the Statutory Audit Committee or by 2 (two) of its members or by the Company's Chief Executive Officer, and they shall be established upon the attendance of the majority of its members.	(Unchanged)	(Unchanged)
Paragraph Two - The Committee resolutions shall be passed by majority vote, the majority of its members being present and the dissenting member of the Statutory Audit Committee shall state his dissenting opinion on the meeting minutes and shall inform it to the managing organs and the Shareholders' Meeting.	(Unchanged)	(Unchanged)
Section 41- The members of the Statutory Audit Committee shall be replaced in their absence or incapacity by their respective alternates.	**Section 37-** The members of the Statutory Audit Committee shall be replaced in their absence or incapacity by their respective alternates.	(Renumbered)
Section 42 - In addition to the events of death, resignation, removal and others provided by law, a position shall become vacant when the member of the Statutory Audit Committee fails to appear at 2	**Section 38 -** In addition to the events of death, resignation, removal and others provided by law, a position shall become vacant when the member of the Statutory Audit Committee fails to appear at	(Renumbered)

Estatuto Social Atual	Estatuto Social Proposto	Alterações – Origem, Justificativa e Análise dos Efeitos
(two) consecutive meetings or 3 (three) non-consecutive meetings in a fiscal year.	2 (two) consecutive meetings or 3 (three) non-consecutive meetings in a fiscal year.	
Paragraph One - In the event a position in the Committee becomes vacant, the replacement shall be effected as provided under section 41 hereof.	**Paragraph One** - In the event a position in the Committee becomes vacant, the replacement shall be effected as provided under section 37 hereof.	(Renumbered reference)
Paragraph Two - If a position in the Statutory Audit Committee becomes vacant and there is no alternate to be called to serve for the remaining term of office, a Shareholders' Meeting shall be convened to elect the alternate.	**Paragraph Two** - If a position in the Statutory Audit Committee becomes vacant and there is no alternate to be called to serve for the remaining term of office, a Shareholders' Meeting shall be convened to elect the alternate.	(Renumbered)
Section 43 - The remuneration of the members of the Statutory Audit Committee shall be determined by the Annual Shareholders' Meeting electing them, and for each acting member it shall not be less than one tenth of the average remuneration paid to each Executive Officer, not counting profit sharing.	**Section 39 -** The remuneration of the members of the Statutory Audit Committee shall be determined by the Annual Shareholders' Meeting electing them, and for each acting member it shall not be less than one tenth of the average remuneration paid to each Executive Officer, not counting profit sharing.	(Renumbered)
Sole Paragraph - The acting alternate shall be entitled to the member's remuneration for the replacement period, counted month by month, on which case the permanent member shall not receive the monthly remuneration.	(Unchanged)	(Unchanged)
Section 44 – As suggested by the Statutory Audit Committee, the Company's Shareholders' Meeting	**Section 40** – As suggested by the Statutory Audit Committee, the Company's Shareholders' Meeting	(Renumbered)

Estatuto Social Atual	Estatuto Social Proposto	Alterações – Origem, Justificativa e Análise dos Efeitos
shall set aside, on an annual basis, a reasonable amount to pay the expenses incurred by the Statutory Audit Committee, which shall be incurred pursuant to the budget approved by the majority of its members.	shall set aside, on an annual basis, a reasonable amount to pay the expenses incurred by the Statutory Audit Committee, which shall be incurred pursuant to the budget approved by the majority of its members.	
Paragraph One – The Company's management shall take the actions required for the Company to bear all costs and expenses as approved by the Statutory Audit Committee, provided that the limit established by the Company's Shareholders' Meeting is observed.	(Unchanged)	(Unchanged)
Paragraph Two – The Statutory Audit Committee, upon decision of the majority of its members, may hire external consultants, including independent auditors and lawyers, to assist it in complying with its duties and assignments, provided that the annual budgetary limit determined by the Shareholders' Meeting is observed, as provided in the head paragraph hereof.	(Unchanged)	(Unchanged)
Chapter VI **Fiscal Year and Financial Statements**		
Section 45 - The fiscal year shall last one year, starting on January 1st (first) of each year and ending on the last day of the month of December.	**Section 41** - The fiscal year shall last one year, starting on January 1st (first) of each year and ending on the last day of the month of December.	(Renumbered)
Section 46 - The Management shall submit to the	**Section 42** - The Management shall submit to the	(Renumbered)

Estatuto Social Atual	Estatuto Social Proposto	Alterações – Origem, Justificativa e Análise dos Efeitos
Annual Shareholders' Meeting, together with the financial statements, a proposal for employee profit sharing and for the destination of the net income of the year.	Annual Shareholders' Meeting, together with the financial statements, a proposal for employee profit sharing and for the destination of the net income of the year.	
Paragraph One - The net income shall have the following destination: I. 5% (five percent) for the legal reserve, up to 20% (twenty percent) of the paid-up capital; II. 25% (twenty-five percent) of the net income, restated pursuant to items II and III of section 202 of Law No. 6,404/76 shall be distributed as mandatory minimum dividend to all shareholders, respecting the provisions of the next section; such amount shall be increased to meet the amount required to pay the preferred shares priority dividend.	**Paragraph One** - The net income shall have the following destination: I. 5% (five percent) for the legal reserve, up to 20% (twenty percent) of the paid-up capital; II. 25% (twenty-five percent) of the net income, restated pursuant to items II and III of section 202 of Law No. 6,404/76 shall be distributed as mandatory minimum dividend to all shareholders.	- Amendment to fit the Bylaws into the Novo Mercado Rules. - The legal and economic effects of this amendment were examined in Exhibit II.1 and Exhibit II.2 of the present Proposal
Paragraph Two - The net income balance not allocated to the payment of the mandatory minimum dividend nor to the preferred shares priority dividend shall be allocated to a supplementary reserve for the expansion of corporate business, and shall not exceed 80% (eighty percent) of the capital stock. Once that limit is reached, the Shareholders' Meeting shall decide on the destination of the balance, either distribution to shareholders or capitalization.	**Paragraph Two** - The net income balance not allocated to the payment of the mandatory minimum dividend shall be allocated to a supplementary reserve for the expansion of corporate business, and shall not exceed 80% (eighty percent) of the capital stock. Once that limit is reached, the Shareholders' Meeting shall decide on the destination of the balance, either distribution to shareholders or capitalization.	- Amendment to fit the Bylaws into the Novo Mercado Rules. - The legal and economic effects of this amendment were examined in Exhibit II.1 and Exhibit II.2 of the present Proposal

Estatuto Social Atual	Estatuto Social Proposto	Alterações – Origem, Justificativa e Análise dos Efeitos
Section 47 - The amount corresponding to the mandatory minimum dividend shall be destined to the payment of the preferred shares priority dividend up to the preference limit; then the owners of common shares shall be paid, up to the same limit of preferred shares; the balance, if any, shall be prorated among all shareholders.	(Unchanged)	- Amendment to fit the Bylaws into the Novo Mercado Rules. - The legal and economic effects of this amendment were examined in Exhibit II.1 and Exhibit II.2 of the present Proposal
Paragraph One - The management may pay or credit interest on capital as provided under paragraph 7, section 9 of Law No. 9,249/95 and applicable laws and regulations, which can be deducted from the mandatory dividends under section 202 of Law No. 6,404/76, even when included in the preferred shares minimum dividend.	**Paragraph Three -** The management may pay or credit interest on capital as provided under paragraph 7, section 9 of Law No. 9,249/95 and applicable laws and regulations, which can be deducted from the mandatory dividends under section 202 of Law No. 6,404/76.	- Amendment to fit the Bylaws into the Novo Mercado Rules. - Legal and economic effects have not been forecasted.
Paragraph Two - Dividends not claimed within a period of 3 (three) years shall revert to the Company.	**Paragraph Four** - Dividends not claimed within a period of 3 (three) years shall revert to the Company.	(Renumbered)
Chapter VII **Liquidation**		
Section 48 - The Company shall be liquidated in the cases provided by law, or upon decision of the Shareholders' Meeting, which shall determine the method of liquidation, elect the liquidator and install the Statutory Audit Committee for the	**Section 48** - The Company shall be liquidated in the cases provided by law, or upon decision of the Shareholders' Meeting, which shall determine the method of liquidation, elect the liquidator and install the Statutory Audit Committee for the	(Renumbered)

Estatuto Social Atual	Estatuto Social Proposto	Alterações – Origem, Justificativa e Análise dos Efeitos
liquidation period, electing its members and determining their respective remuneration.	liquidation period, electing its members and determining their respective remuneration.	
Capítulo VIII **Alienação do Controle Acionário, Cancelamento do Registro de Companhia Aberta e Saída do Novo Mercado**		
(Provision without correspondence in the original Bylaws)	**Section 44 –** For the purposes of the present By-laws, the terms hereunder, whether in the singular or in the plural, shall have the following meanings: *"Controlling Shareholder"* means the shareholder(s) or Group of Shareholders that hold Controlling Power over the Company. *"Selling Controlling Shareholder" means* the Controlling Shareholder that disposes of its Controlling Interest in the Company. *"Free Float"* means all the shares issued by the Company, except for the shares held by the Controlling Shareholder, by persons bound to the Controlling Shareholder, and treasury shares. *"Senior Manager",* when in the singular, means the executive officers and members of Board of Directors of the Company individually, and when in the plural, the executive officers and members of the Board of Directors as a whole. *"Disposal of Company's Control"* means the transfer of the Controlling Shares to a third party for consideration.	- Amendment to fit the Bylaws into the Novo Mercado Rules. - Legal and economic effects have not been forecasted.

Estatuto Social Atual	Estatuto Social Proposto	Alterações – Origem, Justificativa e Análise dos Efeitos
	"Controlling Power" means the effective power used to direct the Company's activities and to establish the guidelines for the operation of its management bodies, directly or indirectly, in fact or under the law, regardless of the equity interest that is held. An individual or Group of Shareholders are presumed hold the control of the Company if they hold enough shares to ensure an absolute majority of votes accorded to the shareholders present to the Company's last 3 (three) general shareholders' meetings, even if they do not hold the number of shares that actually provide them with an absolute majority of the voting stock. *"Statement of Consent from Controlling Shareholders"* means the instrument whereby the new Controlling Shareholders, or the shareholder(s) joining the Company's controlling group, accept personal liability for complying with the Novo Mercado Agreement, these Listing Rules, the Arbitration Clause, Sanctions and Arbitration Rules, according to the model included in Exhibit B of the Novo Mercado Rules. *"Economic Value"* means the value of the Company and its shares as determined by a specialized company upon the use of reputable methodology or with grounds on any other criteria to be established by CVM.	
(Provision without correspondence in the original	**Section 45 –** The Disposal of the Company's	- Amendment to fit the Bylaws into the Novo

Estatuto Social Atual	Estatuto Social Proposto	Alterações – Origem, Justificativa e Análise dos Efeitos
Bylaws)	Control, whether by means of a single transaction or successive transactions, shall be carried out under a condition precedent or subsequent that the Buyer undertakes to make a public tender offer to acquire all shares held by the other Company's shareholders, and this public tender offer must comply with terms and conditions set forth in the statutory laws in force and the Novo Mercado Rules, so as to warrant that shareholders shall be given the same treatment as the Selling Controlling Shareholder.	Mercado Rules. - Legal and economic effects have not been forecasted.
(Provision without correspondence in the original Bylaws)	**Sole Paragraph** – The public tender offer established herein shall also be required: (i) whenever there is an assignment for consideration of subscription rights for shares and other securities, or rights related to securities convertible into shares that results in Disposal of Company's Control; or (ii) in the event of disposal of the controlling interest by a company that holds the Company's Control, in which case, the Selling Controlling Shareholder shall inform BOVESPA of the value assigned to the Company in such transaction and provide documents that support the valuation.	- Amendment to fit the Bylaws into the Novo Mercado Rules. - Legal and economic effects have not been forecasted.
(Provision without correspondence in the original Bylaws)	**Article 46** – The individual that acquires the Company's Control through a private share	- Amendment to fit the Bylaws into the Novo Mercado Rules.

Estatuto Social Atual	Estatuto Social Proposto	Alterações – Origem, Justificativa e Análise dos Efeitos
	purchase agreement entered into with the Controlling Shareholder, regardless of the number of shares involved, shall: (i) make the public tender offer referred to in section 45 above; and, (ii) pay, as provided herein, an amount equivalent to the difference between the public tender offer price and the value paid for a share contingently acquired in a stock exchange in the 6 (six) months before the date of Disposal of Control, duly adjusted until payment date. Such amount shall be distributed among all the shareholders that have sold their Company's shares on the floor of the Stock Exchange where the Buyer made the acquisitions, proportionally to the daily net selling balance of each share, and BM&FBOVESPA S.A. shall operate the distribution in accordance with its rules.	- Legal and economic effects have not been forecasted.
(Provision without correspondence in the original Bylaws)	**Section 47 –** The Company shall not the register any transfer of shares to the Buyer or to whoever holds the Controlling Power, until they execute the Statement of Consent from Controlling Shareholders set forth in the Novo Mercado Rules.	- Amendment to fit the Bylaws into the Novo Mercado Rules. - Legal and economic effects have not been forecasted.
(Provision without correspondence in the original Bylaws)	**Section 48 -** No shareholders' agreements that provides for the exercise of Controlling Power shall be filed in the Company's headquarters	- Amendment to fit the Bylaws into the Novo Mercado Rules. - Legal and economic effects have not been

Estatuto Social Atual	Estatuto Social Proposto	Alterações – Origem, Justificativa e Análise dos Efeitos
	unless the parties to the agreement execute a Statement of Consent from Controlling Shareholders set forth in the Novo Mercado Rules.	forecasted.
(Provision without correspondence in the original Bylaws)	**Section 49 –** In the public tender offer to be made by the Controlling Shareholder or the Company for the cancellation of its register as a publicly-held company, the minimum offer price shall correspond to the Economic Value determined in the appraisal report prepared under Section 49(1) and (2), in compliance with all applicable legal rules and regulations.	- Amendment to fit the Bylaws into the Novo Mercado Rules. - Legal and economic effects have not been forecasted.
(Provision without correspondence in the original Bylaws)	**Paragraph One –** The appraisal report mentioned in the head section of this Section 49 shall be prepared by a specialized institution or company with proven experience and independent from the Company's decision-making powers, its Managers and/or the Controlling Shareholder, in addition to meeting the requirements of article 8(1) of Law 6404/76, and including the liability set out in article 8(6) of same law.	Amendment to fit the Bylaws into the Novo Mercado Rules - Legal and economic effects have not been forecasted.
(Provision without correspondence in the original Bylaws)	**Paragraph Two -** The General Shareholders' Meeting shall be solely incumbent on choosing the specialized institution or company that shall determine the Company's Economic Value from a triple list submitted by the Board of Directors, and	- Amendment to fit the Bylaws into the Novo Mercado Rules. - Legal and economic effects have not been forecasted.

Estatuto Social Atual	Estatuto Social Proposto	Alterações – Origem, Justificativa e Análise dos Efeitos
	the resolution shall be adopted by majority of votes of the shareholders representing Free Float present to such meeting that, if convened in the first call, shall a quorum of shareholders representing at least twenty percent (20%) of total Free Float or, if convened in second call, may have a quorum composed of any number of shareholders representing Free Float, not counting blank votes.	
(Provision without correspondence in the original Bylaws)	**Section 50 –** In the event the Company's delisting from the Novo Mercado is decided so that the securities it issues may be registered for trade outside the Novo Mercado, or by reason of corporate reorganization, whereby the company resulting from such reorganization does not qualify for trading its securities in the Novo Mercado within a term of one hundred and twenty (120) days as of the date of the General Shareholders' Meeting that approved such transaction, the Controlling Shareholder shall make a public tender offer to acquire the other shareholders' shares, at least for the Economic Value to be assessed in the appraisal report prepared under Section 49(1) and (2), and in compliance with all applicable rules and regulations.	- Amendment to fit the Bylaws into the Novo Mercado Rules. - Legal and economic effects have not been forecasted.

Estatuto Social Atual	Estatuto Social Proposto	Alterações – Origem, Justificativa e Análise dos Efeitos
(Provision without correspondence in the original Bylaws)	**Section 51 -** In the event there is no Controlling Shareholder, and the Company's delisting from the Novo Mercado is decided so that the securities it issues may be registered for trade outside the Novo Mercado, or by reason of corporate reorganization, whereby the company resulting from such reorganization does not qualify for trading its securities in the Novo Mercado within a term of one hundred and twenty (120) days as of the date of the General Shareholders' Meeting that approved such transaction, such delisting shall be conditioned to a public tender offer being made to acquire the Company's shares under same conditions provided in Section 50 above.	Amendment to fit the Bylaws into the Novo Mercado Rules - Legal and economic effects have not been forecasted.
(Provision without correspondence in the original Bylaws)	**Paragraph One** – Such General Shareholders' Meeting shall determine the individual(s) responsible for the making the public tender offer for the acquisition of shares, which shall be present at the General Shareholders' Meeting and shall expressly undertake such obligation.	- Amendment to fit the Bylaws into the Novo Mercado Rules. - Legal and economic effects have not been forecasted.
(Provision without correspondence in the original Bylaws)	**Paragraph Two** – If the General Shareholders' Meeting fails to determine the individuals responsible for making the public tender offer, in the event of a corporate reorganization transaction, whereby the company resulting from	- Amendment to fit the Bylaws into the Novo Mercado Rules. - Legal and economic effects have not been forecasted.

Estatuto Social Atual	Estatuto Social Proposto	Alterações – Origem, Justificativa e Análise dos Efeitos
	such reorganization does not qualify for trading its securities in the Novo Mercado, the shareholders that voted in favor of the corporate reorganization shall make such tender offer.	
(Provision without correspondence in the original Bylaws)	**Section 52 –** The Company's delisting from the Novo Mercado due to its non-compliance with the liabilities set forth in the Novo Mercado Rules is conditioned to a public tender offer being made for the acquisition of shares, at least, for the Economic Value to be assessed in the appraisal report prepared under Section 49 hereof, and in compliance with all applicable rules and regulations.	- Amendment to fit the Bylaws into the Novo Mercado Rules. - Legal and economic effects have not been forecasted.
(Provision without correspondence in the original Bylaws)	**Paragraph One –** The Controlling Shareholder shall make a public tender offer for the acquisition of shares as provided in the head section hereof.	- Amendment to fit the Bylaws into the Novo Mercado Rules. - Legal and economic effects have not been forecasted.
(Provision without correspondence in the original Bylaws)	**Paragraph Two -** In the event there is no Controlling Shareholder, and the Company's delisting from the Novo Mercado results from a deliberation of the General Shareholders' Meeting, the shareholders that voted in favor of such deliberation that implied the non-compliance shall make the public tender offer for the acquisition of shares provided in the head section	- Amendment to fit the Bylaws into the Novo Mercado Rules. - Legal and economic effects have not been forecasted.

Estatuto Social Atual	Estatuto Social Proposto	Alterações – Origem, Justificativa e Análise dos Efeitos
	hereof.	
(Provision without correspondence in the original Bylaws)	**Paragraph Three -** In the event there is no Controlling Shareholder, and the Company's delisting from the Novo Mercado referred in the head section hereof occurs by reason of an administrative act of fact, Company's Senior Managers shall call a General Shareholders' Meeting which agenda shall be the deliberation on how to cure the non-compliance with the liabilities set forth in the Novo Mercado Rules or, if required, deliberate on the Company's delisting form the Novo Mercado.	- Amendment to fit the Bylaws into the Novo Mercado Rules. - Legal and economic effects have not been forecasted.
(Provision without correspondence in the original Bylaws)	**Paragraph Four –** Should the General Shareholders' Meeting mentioned in Paragraph Three above decides for the Company's delisting from the Novo Mercado, such General Shareholders' Meeting shall determine the individual(s) responsible for the making the public tender offer for the acquisition of shares, which shall be present at the General Shareholders' Meeting and shall expressly undertake such obligation.	- Amendment to fit the Bylaws into the Novo Mercado Rules. - Legal and economic effects have not been forecasted.
Capítulo IX Do Juízo Arbitral		
(Provision without correspondence in the original	**Section 53 -** The Company, its shareholders,	- Amendment to fit the Bylaws into the Novo

Estatuto Social Atual	Estatuto Social Proposto	Alterações – Origem, Justificativa e Análise dos Efeitos
Bylaws)	Senior Managers and Statutory Audit Committee members shall refer to arbitration before the Market Arbitration Panel any disputes or controversies that may arise among them, in particular with relation to or origin on the enforcement, validity, effectiveness, construction, violation, and related effects, of the provisions set forth in the Corporation law, Company's By-laws, rules enacted by the National Monetary Council, the Central Bank of Brazil and Securities and Exchange Commission of Brazil, as well as in any other applicable rules to the functioning of the overall capital markets, in addition to the rules set forth in the Novo Mercado Listing Rules, the Arbitration Rules, the Sanctions Rules and the Novo Mercado Agreement.	Mercado Rules. - Legal and economic effects have not been forecasted.
Chapter VIII **General and Temporary Provisions**		
(Provision without correspondence in the original Bylaws)	Section 54 – Upon the listing of the Company in the Novo Mercado: I- The Company, its shareholders, Senior Managers and Statutory Audit Committee, as instated, shall be subject to the provisions of the Novo Mercado Rules; II- The capitalized terms in the present By-laws that have not been defined herein shall have the	- Amendment to fit the Bylaws into the Novo Mercado Rules. - Legal and economic effects have not been forecasted.

Estatuto Social Atual	Estatuto Social Proposto	Alterações – Origem, Justificativa e Análise dos Efeitos
	meaning attributed to them in the Novo Mercado Rules; III- The provisions of the Novo Mercado Rules shall supersede statutory provisions, in case of harm to the rights of addressees of the public tender offers provided for herein.	
Section 49 - The approval by the Company, through its representatives, of the merger, split-up, takeover or dissolution of its controlled companies shall be preceded by an economic-financial analysis by an internationally acknowledged independent company, that shall confirm equitable treatment is being provided to all companies involved, the shareholders of which shall be granted ample access to the report on that analysis.	**Section 55** - The approval by the Company, through its representatives, of the merger, split-up, takeover or dissolution of its controlled companies shall be preceded by an economic-financial analysis by an internationally acknowledged independent company, that shall confirm equitable treatment is being provided to all companies involved, the shareholders of which shall be granted ample access to the report on that analysis.	(Renumbered)
Section 50 – These By-laws shall be interpreted in good faith. The Shareholders and the Company shall act in their relationship with the strictest good faith, both subjectively and objectively.	**Section 56** – These By-laws shall be interpreted in good faith. The Shareholders and the Company shall act in their relationship with the strictest good faith, both subjectively and objectively.	(Renumbered)

*****

EXHIBIT 3.3

BYLAWS CONSOLIDATED WITH THE PROPOSED AMENDMENTS

BY-LAWS

TIM PARTICIPAÇÕES S.A.

CHAPTER I

THE COMPANY'S CHARACTERISTICS

Section 1 - TIM PARTICIPAÇÕES S.A. (the "Company") is a publicly-held company, governed by these By-laws and by the applicable legislation.

Section 2 - The purpose of the Company is to:

I. Control the companies which explores telecommunications services, including mobile personal telephone services and others, in their respective authorization and/or concession areas;

II. Promote, through its controlled or affiliated companies, the expansion and implementation of mobile telephone services in their respective concession and/or authorization areas;

III. Promote, perform or give guidance in relation to the borrowing of funds from internal and external sources to be invested by the Company or by its controlled companies;

IV. Promote and incentive study and research activities for the development of the mobile telephone services industry;

V. Provide specialized technical mobile telecommunications services through controlled or affiliated companies;

VI. Promote, incentive and coordinate, through controlled or affiliated companies, the education and training of the staff required by the mobile telephone services industry;

VII. Perform or promote the import of goods and services for the controlled or affiliated companies;

VIII. Engage in any other activities related or akin to its purpose; and

IX. Hold interest in the corporate capital of other companies.

Section 3 - The Company is headquartered and its forum is based in the city and State of Rio de Janeiro, at Avenida das Américas, No. 3,434, 1st Block 1, 7th floor – Part; upon resolution of its Board of Directors, the Company may open and close branches and offices anywhere in Brazil or abroad.

Section 4 - The duration term of the Company is indeterminate.

CHAPTER II

CAPITAL STOCK

Section 5 - The subscribed and fully-paid capital stock is of eight billion one hundred sixty-four million six hundred sixty-four thousand six hundred and twenty-eight Brazilian Reals and sixty-six cents (R$8,164,664,628.66) divided into two billion two hundred seventeen million three hundred seventy-four thousand two hundred seventy-nine 2,217,374,279 common shares all nominative, book-entry and with no-par value.

Sole Paragraph – The Company shall not issue preferred shares.

Section 6 – Each common share corresponds to 1 (one) vote in the Shareholders' Meeting resolutions.

Section 7 - The Company is authorized to increase the capital stock upon resolution of the Board of Directors, irrespective of an amendment to these By-laws, up to a limit of four billion four hundred and fifty thousand million (4,450,000) common shares.

Paragraph One – Within the limits of the authorized capital set forth in the caput section of Section 7, the Company may grant stock options to its officers, employees or any individuals that render services to the Company or its controlled companies, as per the plan approved by the General Shareholders' Meeting.

Paragraph Two –.Within the limits of the authorized capital set forth in the caput section of Section 7, the Board of Directors may decide on the issuance of debentures and convertible debentures.

Section 8 – The shares of Company shall be book entry shares and shall be kept in a deposit account, at a financial institution, on behalf of their holders, with no issuance of share certificates. The depository institution may charge shareholders for the cost of transferring their shares, as provided in section 35, paragraph 3rd of Law No. 6,404/76.

CHAPTER III

SHAREHOLDERS' MEETING

Section 9 – The Shareholders' Meeting is the ruling body of the Company, with authority to decide on all business concerning its corporate purpose and take the actions deemed convenient to the protection and development of the Company.

Section 10 – The following are exclusive powers of the Shareholders' Meeting:

I. to amend the By-laws;

II. To decide on the appraisal of assets given by shareholders to pay up capital stock;

III. To decide on the Company's transformation, merger, take-over and split-up; its dissolution and liquidation; to appoint and remove liquidators and appreciate their accounts;

IV. To suspend the rights of shareholders that do not comply with their duties imposed by law or by these By-laws or the Novo Mercado Listing Rules (the "Novo Mercado Rules") published by BM&FBOVESPA S.A. – Brazilian Securities, Commodities and Futures Exchange ("BM&FBOVESPA");

V. To elect and remove, at any time, the members of the Board of Directors and the members of the Statutory Audit Committee;

VI. to determine the global or individual remuneration of the members of the Board of Directors, Board of Executive Officers and members of the Statutory Audit Committee;

VII. to annually take the accounts of the management and decide about the financial statements submitted by the management;

VIII. to decide whether the Company shall file a civil liability law suit against the management for losses in the Company's assets, as provided in section 159 of Law No. 6,404/76;

IX. to resolve in compliance with all provisions set forth in any law, the By-laws or the Novo Mercado Rules about capital stock increase by means of subscription of new shares, and on the issuance of any other bonds or securities, whether in Brazil or abroad as provided in the paragraph 1 of section 7 and whenever the limit of the authorized capital has been attained;

X. decide on the cancellation of the Register of Publicly-Held Company before the Securities and Exchange Commission of Brazil ("CVM");

XI. decide on the delisting of the Company from the Novo Mercado listing segment ("Novo Mercado") of BM&FBOVESPA;

XII. choose a company specialized in corporate appraisals to prepare an opinion concerning the appraisal of the Company's shares in the event of cancellation of Publicly-Held Company Register or delisting from the Novo Mercado as set forth in Article VIII of these By-laws, among the companies indicated in the triple list of companies established by the Board of Directors under Section 22,XXV, below; and,

XIII. to previously approve the execution of any agreements with a duration exceeding 12 (twelve) months between the Company or its controlled companies, on the one side, and the controlling shareholder or companies controlled, affiliated or under the same control or the controlling companies of the latter, or parties related to the Company, on the other side, except when those agreements are governed by uniform clauses.

Section 11 - The Shareholders' Meeting shall be convened by the Board of Directors, represented by its Chairman, and may also be convened as provided under the sole paragraph of section 123 of Law No. 6,404/76.

Section 12 - The Shareholders' Meeting shall be opened by the Company's Chief Executive Officer or by its expressly appointed proxy, with specific authority therefore, who shall then elect the presiding board, formed by a chairman and a secretary, chosen among the attending individuals.

Sole Paragraph – In order to prove the shareholder status, it will be observed the provision of section 126 of Law No. 6,404/76; holders of uncertified or deposited shares shall deposit with the Company's head-office, no later than two (2) working days before the shareholders' meeting, their identity document and respective proxy, when needed, and the receipt/statement issued by the depository institution, issued no later than five (5) working days before the shareholders' meeting.

Section 13 - The Shareholders' Meeting proceedings and resolutions shall be recorded in minutes, signed by the presiding board and the shareholders attending the meeting that represent, at least, the majority required for passing resolutions.

Paragraph One - The minutes shall be recorded as a summary of the facts, including dissents and protests.

Paragraph Two - Except as otherwise decided by the Meeting, the minutes shall be published without the shareholders' signatures.

Section 14 - Annually, within the first four months following the end of the fiscal year, a annual Shareholders' Meeting shall be convened to:

I. take the management accounts; examine, discuss and vote the financial statements;

II. decide on the uses to which the net profits of the fiscal year should be put and on the distribution of dividends; and

III. elect the members of the Statutory Audit Committee and, when applicable, the members of the Board of Directors.

Section 15 - A Special Shareholders' Meeting shall be convened whenever the Company interests so require.

Section 16. – The shareholders shall exercise their voting rights in the Company's interests.

CHAPTER IV

COMPANY MANAGEMENT

SECTION I

GENERAL RULES

Section 20 - The Company shall be managed by the Board of Directors and by the Board of Executive Officers.

Paragraph One - The Board of Directors, as a decision body, shall carry out the high management of the Company.

Paragraph Two - The Board of Executive Officers is the Company's representative and executive body, and each one of its members shall act within his/her respective scope of authority, provided that the limits set forth in sections 10, 22 and 28 of these By-laws are observed.

Paragraph Three - The duties and powers vested by law on each management body cannot be assigned to another.

Paragraph Four – The positions of Chairman of the Board of Directors and Chief Executive Officer or main executive officer of the Company shall not be held by the same manager cumulatively

Paragraph Five – The members of the Board of Directors and of the Board of Executive Officers are released from providing a pledge as guarantee of their term of office.

Section 18 - Managers will take office by signing an instrument of appointment recorded in the Book of the Minutes of the Board of Directors or Executive Officers' Meetings, as the case may be.

Sole Paragraph - The member of the Board of Directors or the member of the Board of Executive Officers shall take office only after the execution of Statement of Consent from Senior Managers under the Novo Mercado Rules and the compliance with any applicable legal requirements

Section 19 –At the taking of office, the Company's Managers shall sign, in addition to the instrument of appointment, a statement pursuant to which they shall adhere to the terms of the Company's ethics code and the "Policy of Disclosure and Use of Information and of Securities Trading" Manual.

Section 20 – In addition to the events of death, resignation, dismissing and other events provided for in the law, the position shall become vacant whenever the manager fails to sign the instrument of appointment or the Statement of Consent from Senior Managers within the thirty (30) days as of its election or is absent from exercising its duties for more than thirty (30) consecutive days or ninety (90) non-consecutive days during the term of office, everything with no just cause, at the discretion of the Board of Directors.

Paragraph One – The resignation from the position of manager shall be made upon written communication to the body integrated by the resigning member, and it shall become effective as of such moment to the Company and, to any third parties, after the filing of the document of resignation with the Board of Trade and its publication.

Paragraph Two – Should any position in the Board of Directors be vacant, the member that is no longer in office shall be replaced by an alternate elected by the General Shareholders' Meeting specifically called for such purpose. The alternate elected by the General Shareholders' Meeting shall remain in office for the remaining term of office of the replaced member and, after such term, a new member of the Board of Directors shall be elected as provided in this Article IV.

Paragraph Three – The members of the Board of Directors shall be replaced in the event of absence or impediment by a proxy duly appointed insofar as such proxy is a member of the Board of Directors.

Paragraph Four – In the event of vacancy of a position of Director, the other Directors shall appoint an alternate that shall remain in office until the General Shareholders' Meeting is called for the purposes and under the terms of paragraph 2 of Section 20 hereof.

Section 21 – Managers shall serve a unified term of two (2) years, with reelection allowed.

Sole Paragraph – The terms of office of the Managers shall be extended until the instatement of their elected successors.

SECTION II

BOARD OF DIRECTORS

Section 22 – In addition to the duties provided by law, the Board of Directors is responsible for:

I. approving and following up the Company's annual budget, as well as that of its controlled companies, in addition to the goals action plan and business strategy plan for the period covered by the budget;

II. deciding on the issuance of shares, convertible debentures and non-convertible debentures within the limits of the authorized capital stock as per Section 7 of the present By-laws, and the Board of Directors may also exclude the preemptive rights or reduce the term for its exercise in the issuance of shares and convertible debentures which are placed for sale in the Stock Exchange or by public subscription or in a public tender offer for the acquisition of control under the terms set forth by law and the Novo Mercado Rules;

III. authorizing the issue of commercial papers for public offering;

IV. deciding, when so empowered by the Shareholders' Meeting, on the conditions for the issue of debentures, the maturity date and conditions, amortization or redemption, the date and

conditions for interest payment, profit sharing and refund premium, if any, and the form of subscription or placement, as well as the other types of debentures;

V. authorizing the purchase of shares issued by the Company, for the purposes of cancellation or holding them in treasury and subsequent sale;

VI. deciding on the approval of a program of depository receipts issued by the Company;

VII. approving the purchase or sale, in hole or partially, by the Company of its interest in capital stock of other companies, including of companies under its control;

VIII. authorizing the exchange of shares and other securities, as well as the waiver of preemptive rights to the subscription of shares, debentures convertible into shares or subscription bonus issued by the controlled companies;

IX. authorizing the creation of subsidiary companies;

X. authorizing the Company, as well as its controlled companies and affiliates, to enter into, amend or terminate shareholders' agreements;

XI. previously approving any continuous rendering agreements, with a term equal to or below 12 (twelve) months, of an amount equal to or greater than R$5,000,000.00 (five million Reais) per year, between the Company or its controlled companies, on one side, and the controlling shareholder or controlled companies, affiliated, under common control or holding companies of the latter, or companies in any way related to the Company or its controlled companies on the other side;

XII. authorizing the granting of secured or personal guaranty by the Company in favor of third parties, controlled companies included, over the amount of R$ 30,000,000.00 (thirty million Reais);

XIII. authorizing the sale or encumbrance of the Company's real estate properties, or those of the companies controlled thereby, whose book value is greater than R$100,000,000.00 (one hundred million Reais);

XIV. authorizing the sale or encumbrance of any assets integrating the Company's permanent assets, or those of the companies controlled thereby, whose book value is greater than R$ 30,000,000.00 (thirty million Reais);

XV. authorizing the purchase by the Company, or by its controlled companies, of assets whose individual value is greater R$ 300,000,000.00 (three hundred million Reais);

XVI. approving the contracting by the Company or its controlled companies of loans, financing or other transactions implying indebtedness to the Company or its controlled companies, whose individual value is higher than R$ 300,000,000.00 (three hundred million Reais);

XVII. by virtue of the commitment of the Company and its controlled companies with sustainable development, authorizing the performance of non-profit acts, for the benefit of employees or the community, whenever the value involved is greater than R$ 1,000,000.00 (one million Reais) and deliberate on the Company's Sustainability Policy, and such power of decision may be granted to one of its specialized committees eventually existing, so long as composed of, at least, one Independent Director, provided that the granting of guaranties to employees in the case of interstate and/or intercity transfers does not depend on previous approval by the Board of Directors;

XVIII. approving the Company's supplementary pension plan and that of its controlled companies;

XIX. electing and dismissing, at any time, the Executive Officers, including the Chief Executive Officer, determining their specific titles, duties and scopes of authority in compliance with the provisions of these By-laws, and also approving the assignment of new duties to Executive Officers and any amendment to the composition and the duties of the Executive Officers;

XX. dividing the total global remuneration amount established by the Shareholders' Meeting among the Directors and Executive Officers of the Company, as the case may be;

XXI. approving any Executive Officers' proposal concerning the Company's internal regulations with the respective organizational chart, including the scope of authority and specific duties of its Executive Officers;

XXII. establishing the guidelines for Company proxies' vote in the Shareholders' Meetings of its controlled or affiliated companies, as far as the matters approved by the Board of Directors are concerned;

XXIII. appointing the Company's representatives in the management of the companies in which it holds capital interest;

XXXIV. electing and dismissing or replacing the (i) independent auditors, after the Statutory Audit Committee report, if instated, has been issued and (ii) independent real property appraisers

XXV. defining the triple list of companies expert in the economic appraisal of companies to prepare an appraisal of the Company's shares in the event of cancellation of Publicly-Held Company Register or delisting from the Novo Mercado as set forth in these By-laws.

XXVI. rendering an prior and grounded opinion for or against any tender offer for the acquisition of shares issued by the Company to be disclosed until fifteen (15) days prior to the publication of the tender offer call notice that shall address, at least, (i) the convenience and opportunity of the tender offer regarding the interest of the overall shareholders and the liquidity of the securities they hold; (ii) the repercussions of the tender offer on the Company's interests; (iii) the strategic plans disclosed by the offeror with regard to the Company; (iv) other points the Board of Directors consider pertinent, as well as the information required by the applicable rules set forth by CVM

XXVII. performing any other activity assigned to it by the Shareholders' Meeting; and

XXVIII. deciding the cases not provided for herein and performing other duties not assigned to another body by law or by these By-laws.

Section 23 - The Board of Directors is comprised of at least five (5) and at most nineteen (19) permanent members.

Paragraph One – At least twenty percent (20%) of the members of the Board of Directors shall be Independent Directors, as per the definition of the Novo Mercado Rules, and shall also be considered independent the Director(s) elected as provided in paragraphs 4 and 5 of article 141 and in article 239 of Law 6,404/76.

Paragraph Two – Whenever the membership percentage results in a fraction, as a result of the compliance with the percentage set forth in the above paragraph, the number will be rounded under the Novo Mercado Rules.

Paragraph Three - The qualification as Independent Directors shall be expressly recorded in the Minutes of the General Shareholders' Meeting that elects them.

Section 24 - The Directors shall be elected and dismissible by the Shareholders' Meeting, and the Board of Directors shall appoint, among them, its Chairman.

Paragraph One - A Director shall have a spotless reputation; and except as waived by the Shareholders' Meeting, the following may not be elected: (I) those who hold positions in companies that might be considered competitors to the Company; or (II) those who have or represent conflicting interest with that of the Company. Directors shall not be entitled to exercise voting rights or have access to information or take part in Board of Directors' Meetings in case the supervening impediments specified in this Paragraph One arise.

Paragraph Two - Pursuant to Section 115, paragraph 1 of Law No. 6,404/76, the right to vote for the election of the Directors shall not be exercised in the circumstances where there is a conflict of interest with that of the Company.

Section 25 - The Board of Directors shall meet regularly every quarter and whenever called for a special meeting by its Chairman, by any 2 (two) Directors or by the Company's Chief Executive Officer.

Paragraph One – The call notices shall be sent by mail, fax or e-mail, delivered at least 7 (seven) days in advance, except in the cases of evident urgency, at the sole discretion of the Chairman of the Board. The call notice shall specify the agenda.

Paragraph Two – The members of the Board are authorized to participate through video and/or audio conferences, everything with no prejudice to the effectiveness of the decisions made. Votes by letter, fax or e-mail are allowed as well, as long as they are received by the Chairman of the Board of Directors or the alternate thereto until the time of the respective meeting.

Paragraph Three – The Chairman of the Board of Directors may invite to attend the meetings of the body any other members of the Board of Executive Officers, other Company's high-ranked employees, as well as any third parties that may contribute with opinions or recommendations related to the matters to be decided on by the Board of Directors. The individuals invited to attend the meetings of the Board shall not be entitled to vote.

Section 26 - The Board of Directors decisions shall be passed by majority of votes, with the presence of the majority of the Directors; and in the event of draw, the Chairman shall be entitled to the deciding vote.

Sole Paragraph – In any case, the Board of Directors meetings shall be recorded in minutes, which shall be signed by all that attended such meeting.

SECTION III

BOARD OF EXECUTIVE OFFICERS

Section 27 - The Board of Executive Officers, who may or may not be shareholders themselves, shall be comprised of a minimum of two (2) and a maximum of nine (9) members. All Executive Officers shall be elected by the Board of Directors, which may dismiss them at any time. Among the Executive Officers, one shall be entitled as Chief Executive Officer and the others shall be entitled as established by the Board of Directors.

Paragraph One - In the case of a vacant Executive Officer position, the Board of Directors shall elect a new Executive Officer or an alternate to fill it in for the unexpired term of mandate.

Paragraph Two - In the absence or temporary incapacity of any Officer, an alternate shall be appointed by the Chief Executive Officer or, in the event of his/her incapacity, by majority decision of the Executive Officers.

Section 28 – Pursuant to the provisions of section 143, paragraph 2nd of Law No. 6,404/76, it is incumbent upon the Board of Executive Officers, acting as a decision body:

I. – approve the proposals, plans and projects to be submitted to the Board of Directors and/or the Shareholders' Meeting;

II – previously approve the execution of any agreements between the Company or its controlled companies, on one side, and the controlling shareholder or controlled companies, affiliates, companies subject to common control or controlling companies of the latter, or companies that otherwise are parties related to the Company or its controlled companies, on the other side, provided that the provisions of sections 10 and 22 hereof are observed;

III – authorize the participation of the Company or its controlled companies in any joint venture, partnership, consortium or any similar structure;

IV – authorize the sale or encumbrance of any Company's real estate properties, or those of its controlled companies, provided that the provisions of item XIII of section 22 of these By-laws are observed;

V - authorize the sale or encumbrance of any assets integrating the Company's permanent assets, or those of its controlled companies, up to the value of R$ 30,000,000.00 (thirty million Reais), provided that the provisions of item XIV of section 22 of these By-laws are observed, as well as the as well as the offer of guarantees for third parties liabilities, within the limits set forth in item XII section 22 hereof

VI – ratify, within the limits set forth in item XV of section 22, the purchase of materials and equipment and the execution of property, construction work and services agreements;

VII – approve the contracting by the Company or by its controlled companies of loans, financing, or any other transactions implying indebtedness to the Company or its controlled companies, whose individual value is greater than R$30,000,000.00 (thirty million Reais), provided that the provisions of item XVI of section 22 of these By-laws are observed;

VIII – authorize the settlement in administrative or judicial proceedings, lawsuits or litigation related to the Company or its controlled companies, whenever the amount involved is greater than R$5,000,000.00 (five million Reais);

IX – by virtue of the Company's social responsibilities and those of its controlled companies, authorize the performance of non-profit acts to the benefit of employees or the community, provided that the provisions of item XVII of section 22 of the By-laws are observed;

X – approve the execution of collective agreements by the Company or its controlled companies;

XI – establish the internal policy of authorizations of the Company and of its controlled companies;

XII – authorize the appointment of proxies for the practice of the acts listed in this Section 28.

Section 29 – The Board of Executive Officers shall meet whenever convened by the Chief Executive Officer or by 2 (two) members of the Board of Executive Officers.

Paragraph One - The call notices shall be sent by mail, fax or e-mail, delivered at least 2 (two) days in advance, except in the cases of evident urgency, at the sole discretion of the Chief Executive Officer. The call notice shall specify the agenda.

Paragraph Two – The officers are authorized to participate through video and/or audio conferences, everything with no prejudice to the effectiveness of the decisions made. Votes by letter, fax or e-mail are allowed as well, as long as they are received by the Chief Executive Officer or the alternate thereto until the time of the meeting.

Paragraph Three – The decisions of the Board of Executive Officers shall be made by majority of votes of the Executive Officers, and the Chief Executive Officer shall be entitled to the deciding vote in the event of draw.

Paragraph Four – In any event, the meetings of the Board of Executive Officers shall be recorded in minutes, which shall be signed by the attending officers.

Section 30 - The Chief Executive Officer, acting severally, is vested with full powers to practice any and every act and sign any and every document on behalf of the Company, provided that the limits set forth by Sections 10, 22 and 28 of these By-laws and under the law are observed.

Paragraph One – The Board of Directors is responsible for determining the scope of authority of each one of the other Executive Officers, as well as the value up to which they are authorized to perform acts and sign documents on behalf of the Company, provided that the limits set forth in Sections 10, 22 and 28 of these By-laws and under the law are observed.

Paragraph Two – Without prejudice of the provision of paragraph one of this section, any of the Executive Officers may act severally in matters the value of which does not exceed R$100,000.00 (one hundred thousand Reais), as well as to represent the Company before third parties, including federal, state and local government agencies.

Section 31 – Provided that the limits set forth in sections Sections 10, 22 and 28 and 32 of these By-laws and under the law are observed, the Company shall be represented and shall be validly bound by the act or signature of: (I) any Executive Officer, acting severally, or (II) 2 (two) attorneys acting jointly. The Company may also be represented by a single attorney, acting severally, as long as the respective power of attorney has been signed by 2 (two) Executive Officers, one of them necessarily being the Chief Executive Officer.

Sole Paragraph - The powers of attorney granted by the Company shall be always signed by one Executive Officer, within the scope of authority of such Officer. The powers of attorney shall specify the powers granted and, except for those for judicial purposes, shall be valid for a maximum of 1 (one) year. The granting of powers of attorney "ad negotia" is prohibited.

Section 32 – The Board of Executive Officers shall manage the Company strictly complying with the provisions of these By-laws and the applicable legislation, and the members thereof are not allowed to jointly or severally practice any act strange to the Company's corporate purposes.

CHAPTER V

STATUTORY AUDIT COMMITTEE

Section 33 - The Statutory Audit Committee is the body responsible for the surveillance of the Company's management acts and information to shareholders, and shall be operated permanently.

Sole Paragraph – In addition to its ordinary duties, the Statutory Audit Committee also performs the function of Company's Audit Committee.

Section 34 - The Statutory Audit Committee shall be comprised of 3 (three) to 5 (five) permanent members and each one shall have an alternate, shareholders or not, elected by the Shareholders' Meeting.

Paragraph One The members of the Statutory Audit Committee shall be independent, and for such, they shall comply with the following requirements: I – not be or not have been in the past 3 (three) years an employee or manager of the Company or any company controlled thereby or under the common control therewith; II – not receive any remuneration, either directly or indirectly, from the Company or from a company controlled thereby or under the common control therewith, except for the remuneration as member of the Statutory Audit Committee. Individuals who are not qualified as independent, as provided for in this paragraph 1, may not be elected for the Statutory Audit Committee;

Paragraph Two – The members of the Statutory Audit Committee shall take office upon the execution of the instrument of instatement in office.

Paragraph Three – The members of the Statutory Audit Committee shall take office only after the execution of Statement of Consent from Statutory Audit Committee Members under provisions of the Novo Mercado Rules and the compliance with any applicable legal requirements.

Paragraph Four - The term of office of Statutory Audit Committee members shall end at the first Annual Shareholders' Meeting following the respective election, reelection being allowed. The members of the Statutory Audit Committee shall remain in office until their successors are installed.

Paragraph Five - The members of the Statutory Audit Committee, in their first meeting, shall elect their Chairman, charged with effecting that organ's decisions.

Paragraph Six - The Statutory Audit Committee may request the Company to appoint qualified staff to provide it clerical and technical support.

Paragraph Seven - Upon their installation, the members of the Statutory Audit Committee shall sign, in addition to the instrument of taking of office, a statement whereby they shall abide by the rules of such agency's internal regulation, the Company's ethics code and the "Policy of Disclosure and Use of Information and of Securities Trading" Manual, as well as a statement certifying that they are not under any hindrance, as provided for in the internal regulation of the Statutory Audit Committee.

Section 35 – In addition to the duties provided for at law, the Statutory Audit Committee shall, as the Company's Audit Committee:

I. advise the Board of Directors on the contracting of or the termination of the agreement with the Company's independent auditors;

II. previously approve the services to be rendered by the independent auditors, whether such services are audit services or not, as well as the respective fees to be paid by the Company, everything as provided for in the respective procedure as approved by the Statutory Audit Committee;

III. analyze the annual working plan of the Company's independent auditors, discuss the outcome of their activities, works and revisions made, as well as assess their performance and independence;

IV. issue opinions and judgments and supervise the activities of the Company's independent auditors, including, to the extent allowed by the law, assist in the settlement of any possible discrepancies between the management and the independent auditors as far as the submission of financial statements and information is concerned;

V. review the work plan of internal auditors, discuss the outcome of their activities, works and revisions made;

VI. analyze the efficacy of the Company's internal control systems and risk management, in order to monitor the compliance with the provisions related to the submission of financial statements and information, among other things;

VII. carry out the duties provided for in the internal regulation of the Statutory Audit Committee related to receiving, processing and handling anonymous denunciations pertaining to any accounting, internal accounting control or audit matters ("reporting channel").

Section 36 - The Statutory Audit Committee shall meet regularly every quarter, and specially whenever needed.

Paragraph One - The meetings shall be convened by the Chairman of the Statutory Audit Committee or by 2 (two) of its members or by the Company's Chief Executive Officer, and they shall be established upon the attendance of the majority of its members.

Paragraph Two - The Committee resolutions shall be passed by majority vote, the majority of its members being present and the dissenting member of the Statutory Audit Committee shall state his dissenting opinion on the meeting minutes and shall inform it to the managing organs and the Shareholders' Meeting.

Section 37- The members of the Statutory Audit Committee shall be replaced in their absence or incapacity by their respective alternates.

Section 38 - In addition to the events of death, resignation, removal and others provided by law, a position shall become vacant when the member of the Statutory Audit Committee fails to appear at 2 (two) consecutive meetings or 3 (three) non-consecutive meetings in a fiscal year.

Paragraph One - In the event a position in the Committee becomes vacant, the replacement shall be effected as provided under section 37 hereof.

Paragraph Two - If a position in the Statutory Audit Committee becomes vacant and there is no alternate to be called to serve for the remaining term of office, a Shareholders' Meeting shall be convened to elect the alternate.

Section 39 - The remuneration of the members of the Statutory Audit Committee shall be determined by the Annual Shareholders' Meeting electing them, and for each acting member it shall not be less than one tenth of the average remuneration paid to each Executive Officer, not counting profit sharing.

Sole Paragraph - The acting alternate shall be entitled to the member's remuneration for the replacement period, counted month by month, on which case the permanent member shall not receive the monthly remuneration.

Section 40 – As suggested by the Statutory Audit Committee, the Company's Shareholders' Meeting shall set aside, on an annual basis, a reasonable amount to pay the expenses incurred by the Statutory Audit Committee, which shall be incurred pursuant to the budget approved by the majority of its members.

Paragraph One – The Company's management shall take the actions required for the Company to bear all costs and expenses as approved by the Statutory Audit Committee, provided that the limit established by the Company's Shareholders' Meeting is observed.

Paragraph Two – The Statutory Audit Committee, upon decision of the majority of its members, may hire external consultants, including independent auditors and lawyers, to assist it in complying with its duties and assignments, provided that the annual budgetary limit determined by the Shareholders' Meeting is observed, as provided in the head paragraph hereof.

CHAPTER VI

FISCAL YEAR AND FINANCIAL STATEMENTS

Section 41 - The fiscal year shall last one year, starting on January 1st (first) of each year and ending on the last day of the month of December.

Section 42 - The Management shall submit to the Annual Shareholders' Meeting, together with the financial statements, a proposal for employee profit sharing and for the destination of the net income of the year.

Paragraph One - The net income shall have the following destination:

I. 5% (five percent) for the legal reserve, up to 20% (twenty percent) of the paid-up capital;

II. 25% (twenty-five percent) of the net income, restated pursuant to items II and III of section 202 of Law No. 6,404/76 shall be distributed as mandatory minimum dividend to all shareholders.

Paragraph Two - The net income balance not allocated to the payment of the mandatory minimum dividend shall be allocated to a supplementary reserve for the expansion of corporate business, and shall not exceed 80% (eighty percent) of the capital stock. Once that limit is reached, the Shareholders' Meeting shall decide on the destination of the balance, either distribution to shareholders or capitalization.

Paragraph Three - The management may pay or credit interest on capital as provided under paragraph 7, section 9 of Law No. 9,249/95 and applicable laws and regulations, which can be deducted from the mandatory dividends under section 202 of Law No. 6,404/76.

Paragraph Four - Dividends not claimed within a period of 3 (three) years shall revert to the Company.

CHAPTER VII

LIQUIDATION

Section 48 - The Company shall be liquidated in the cases provided by law, or upon decision of the Shareholders' Meeting, which shall determine the method of liquidation, elect the liquidator and install the Statutory Audit Committee for the liquidation period, electing its members and determining their respective remuneration.

ARTICLE VIII

DISPOSAL OF THE EQUITY CONTROL, CANCELLATION OF THE PUBLICLY-HELD COMPANY REGISTER AND DELISTING FROM THE NOVO MERCADO

Section 44 – For the purposes of the present By-laws, the terms hereunder, whether in the singular or in the plural, shall have the following meanings:

"Controlling Shareholder" means the shareholder(s) or Group of Shareholders that hold Controlling Power over the Company.

"Selling Controlling Shareholder" means the Controlling Shareholder that disposes of its Controlling Interest in the Company.

"Free Float" means all the shares issued by the Company, except for the shares held by the Controlling Shareholder, by persons bound to the Controlling Shareholder, and treasury shares.

"Senior Manager", when in the singular, means the executive officers and members of Board of Directors of the Company individually, and when in the plural, the executive officers and members of the Board of Directors as a whole.

"Disposal of Company's Control" means the transfer of the Controlling Shares to a third party for consideration.

"Controlling Power" means the effective power used to direct the Company's activities and to establish the guidelines for the operation of its management bodies, directly or indirectly, in fact or under the law, regardless of the equity interest that is held. An individual or Group of Shareholders are presumed hold the control of the Company if they hold enough shares to ensure an absolute majority of votes accorded to the shareholders present to the Company's last 3 (three) general shareholders' meetings, even if they do not hold the number of shares that actually provide them with an absolute majority of the voting stock.

"Statement of Consent from Controlling Shareholders" means the instrument whereby the new Controlling Shareholders, or the shareholder(s) joining the Company's controlling group, accept personal liability for complying with the Novo Mercado Agreement, these Listing Rules, the Arbitration Clause, Sanctions and Arbitration Rules, according to the model included in Exhibit B of the Novo Mercado Rules.

"Economic Value" means the value of the Company and its shares as determined by a specialized company upon the use of reputable methodology or with grounds on any other criteria to be established by CVM.

Section 45 – The Disposal of the Company's Control, whether by means of a single transaction or successive transactions, shall be carried out under a condition precedent or subsequent that the Buyer undertakes to make a public tender offer to acquire all shares held by the other Company's shareholders, and this public tender offer must comply with terms and conditions set forth in the statutory laws in force and the Novo Mercado Rules, so as to warrant that shareholders shall be given the same treatment as the Selling Controlling Shareholder.

Sole Paragraph – The public tender offer established herein shall also be required: (i) whenever there is an assignment for consideration of subscription rights for shares and other securities, or rights related to securities convertible into shares that results in Disposal of Company's Control; or (ii) in the event of disposal of the controlling interest by a company that holds the Company's Control, in which case, the Selling Controlling Shareholder shall inform BOVESPA of the value assigned to the Company in such transaction and provide documents that support the valuation.

Article 46 – The individual that acquires the Company's Control through a private share purchase agreement entered into with the Controlling Shareholder, regardless of the number of shares involved, shall: (i) make the public tender offer referred to in section 45 above; and, (ii) pay, as provided herein, an amount equivalent to the difference between the public tender offer price and the value paid for a share contingently acquired in a stock exchange in the 6 (six)

months before the date of Disposal of Control, duly adjusted until payment date. Such amount shall be distributed among all the shareholders that have sold their Company's shares on the floor of the Stock Exchange where the Buyer made the acquisitions, proportionally to the daily net selling balance of each share, and BM&FBOVESPA S.A. shall operate the distribution in accordance with its rules.

Section 47 – The Company shall not the register any transfer of shares to the Buyer or to whoever holds the Controlling Power, until they execute the Statement of Consent from Controlling Shareholders set forth in the Novo Mercado Rules.

Section 48 - No shareholders' agreements that provides for the exercise of Controlling Power shall be filed in the Company's headquarters unless the parties to the agreement execute a Statement of Consent from Controlling Shareholders set forth in the Novo Mercado Rules.

Section 49 – In the public tender offer to be made by the Controlling Shareholder or the Company for the cancellation of its register as a publicly-held company, the minimum offer price shall correspond to the Economic Value determined in the appraisal report prepared under Section 49(1) and (2), in compliance with all applicable legal rules and regulations.

Paragraph One – The appraisal report mentioned in the head section of this Section 49 shall be prepared by a specialized institution or company with proven experience and independent from the Company's decision-making powers, its Managers and/or the Controlling Shareholder, in addition to meeting the requirements of article 8(1) of Law 6404/76, and including the liability set out in article 8(6) of same law.

Paragraph Two - The General Shareholders' Meeting shall be solely incumbent on choosing the specialized institution or company that shall determine the Company's Economic Value from a triple list submitted by the Board of Directors, and the resolution shall be adopted by majority of votes of the shareholders representing Free Float present to such meeting that, if convened in the first call, shall a quorum of shareholders representing at least twenty percent (20%) of total Free Float or, if convened in second call, may have a quorum composed of any number of shareholders representing Free Float, not counting blank votes.

Section 50 – In the event the Company's delisting from the Novo Mercado is decided so that the securities it issues may be registered for trade outside the Novo Mercado, or by reason of corporate reorganization, whereby the company resulting from such reorganization does not qualify for trading its securities in the Novo Mercado within a term of one hundred and twenty (120) days as of the date of the General Shareholders' Meeting that approved such transaction, the Controlling Shareholder shall make a public tender offer to acquire the other shareholders' shares, at least for the Economic Value to be assessed in the appraisal report prepared under Section 49(1) and (2), and in compliance with all applicable rules and regulations.

Section 51 - In the event there is no Controlling Shareholder, and the Company's delisting from the Novo Mercado is decided so that the securities it issues may be registered for trade outside the Novo Mercado, or by reason of corporate reorganization, whereby the company resulting from such reorganization does not qualify for trading its securities in the Novo Mercado within a term of one hundred and twenty (120) days as of the date of the General Shareholders' Meeting that approved such transaction, such delisting shall be conditioned to a public tender offer being made to acquire the Company's shares under same conditions provided in Section 50 above.

Paragraph One – Such General Shareholders' Meeting shall determine the individual(s) responsible for the making the public tender offer for the acquisition of shares, which shall be present at the General Shareholders' Meeting and shall expressly undertake such obligation.

Paragraph Two – If the General Shareholders' Meeting fails to determine the individuals responsible for making the public tender offer, in the event of a corporate reorganization transaction, whereby the company resulting from such reorganization does not qualify for trading its securities in the Novo Mercado, the shareholders that voted in favor of the corporate reorganization shall make such tender offer.

Section 52 – The Company's delisting from the Novo Mercado due to its non-compliance with the liabilities set forth in the Novo Mercado Rules is conditioned to a public tender offer being made for the acquisition of shares, at least, for the Economic Value to be assessed in the appraisal report prepared under Section 49 hereof, and in compliance with all applicable rules and regulations.

Paragraph One – The Controlling Shareholder shall make a public tender offer for the acquisition of shares as provided in the head section hereof.

Paragraph Two - In the event there is no Controlling Shareholder, and the Company's delisting from the Novo Mercado results from a deliberation of the General Shareholders' Meeting, the shareholders that voted in favor of such deliberation that implied the non-compliance shall make the public tender offer for the acquisition of shares provided in the head section hereof.

Paragraph Three - In the event there is no Controlling Shareholder, and the Company's delisting from the Novo Mercado referred in the head section hereof occurs by reason of an administrative act of fact, Company's Senior Managers shall call a General Shareholders' Meeting which agenda shall be the deliberation on how to cure the non-compliance with the liabilities set forth in the Novo Mercado Rules or, if required, deliberate on the Company's delisting form the Novo Mercado.

Paragraph Four – Should the General Shareholders' Meeting mentioned in Paragraph Three above decides for the Company's delisting from the Novo Mercado, such General Shareholders' Meeting shall determine the individual(s) responsible for the making the public tender offer for the acquisition of shares, which shall be present at the General Shareholders' Meeting and shall expressly undertake such obligation.

ARTICLE IX
ARBITRATION

Section 53 - The Company, its shareholders, Senior Managers and Statutory Audit Committee members shall refer to arbitration before the Market Arbitration Panel any disputes or controversies that may arise among them, in particular with relation to or origin on the enforcement, validity, effectiveness, construction, violation, and related effects, of the provisions set forth in the Corporation law, Company's By-laws, rules enacted by the National Monetary Council, the Central Bank of Brazil and Securities and Exchange Commission of Brazil, as well as in any other applicable rules to the functioning of the overall capital markets, in addition to the rules set forth in the Novo Mercado Listing Rules, the Arbitration Rules, the Sanctions Rules and the Novo Mercado Agreement.

CHAPTER VIII

TEMPORARY PROVISIONS

Section 54 – Upon the listing of the Company in the Novo Mercado:

IV. The Company, its shareholders, Senior Managers and Statutory Audit Committee, as instated, shall be subject to the provisions of the Novo Mercado Rules;

V. The capitalized terms in the present By-laws that have not been defined herein shall have the meaning attributed to them in the Novo Mercado Rules;

VI. The provisions of the Novo Mercado Rules shall supersede statutory provisions, in case of harm to the rights of addressees of the public tender offers provided for herein.

Section 55 - The approval by the Company, through its representatives, of the merger, split-up, takeover or dissolution of its controlled companies shall be preceded by an economic-financial analysis by an internationally acknowledged independent company, that shall confirm equitable

treatment is being provided to all companies involved, the shareholders of which shall be granted ample access to the report on that analysis.

Section 56 – These By-laws shall be interpreted in good faith. The Shareholders and the Company shall act in their relationship with the strictest good faith, both subjectively and objectively.